



Torchmark Corporation

2001 Annual Report

Torchmark Corporation

Corporate Headquarters

Torchmark Corporation
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-4200
www.torchmarkcorp.com

Annual Meeting of Shareholders

Thursday, April 25, 2002 @ 10:00 a.m.
Corporate Headquarters
Birmingham, Alabama

The Company's Annual Meeting will be conducted in accordance with its Shareholder Rights Policy. A copy of this policy can be obtained by going to the company's website at www.torchmarkcorp.com, or by contacting the corporate secretary at the Torchmark headquarters address.

Investor Relations

Contact: Joyce L. Lane
Phone: (972) 569-3627
Fax: (972) 569-3696
E-Mail: jlane@torchmarkcorp.com
General stock ownership information:
(205) 325-4270
Toll Free Stock Transfer Number:
(866) 557-8699

Independent Auditors

Deloitte & Touche, LLP
2200 Ross Avenue
Suite 1600
Dallas, TX 75201

Stock Exchange Listing

New York Stock Exchange
Symbol: TMK

The International Stock Exchange,
London, England

Stock Transfer Agent and Shareholder Assistance

The Bank of New York
Shareholder Relations, Dept. 11F
P.O. Box 11258
Church Street Station
New York, NY 10286
Toll Free Number:
(866) 557-8699
Toll Free Hearing Impaired Number:
(888) 269-5221
E-Mail: shareowner-svcs@bankofny.com
www.stockbny.com

Indenture Trustee for Senior Debentures and 7⅞% and 7⅜% Notes

Bank One N.A.
1 BankOne Plaza
Mail Code IL1-0134
Chicago, Illinois 60670-0134
Toll Free Number: (800) 524-9472

Indenture Trustee for 6¼% Notes

The Bank of New York
101 Barclay Street, 21W
New York, NY, 10286
Attention: Corporate Trust Administration
Toll Free Number: (800) 254-2826

Dividend Reinvestment

Torchmark maintains a dividend reinvestment plan for all holders of its common stock. Under the plan, shareholders may reinvest all or part of their dividends in additional shares of common stock and may also make periodic additional cash payments of up to $3,000 toward the purchase of Torchmark stock. Participation is voluntary. More information on the plan may be obtained from the Stock Transfer Agent by calling: toll-free (866) 557-8699 or by writing: The Bank of New York, 101 Barclay Street, New York, NY, 10286.

Automatic Deposit of Dividends

Automatic deposit of dividends is available to shareholders who wish to have their dividends directly deposited into the financial institution of their choice. Authorization forms may be obtained from the Stock Transfer Agent by calling toll-free (866) 557-8699. Participation is voluntary.

Key Insurance Subsidiaries

American Income Life Insurance Company
Waco, TX
www.ailife.com

Globe Life And Accident Insurance Company
Oklahoma City, OK
www.globeontheweb.com

Liberty National Life Insurance Company
Birmingham, AL
www.libnat.com

United American Insurance Company
McKinney, TX
www.unitedamerican.com

United Investors Life Insurance Company
Birmingham, AL
www.uilic.com

Table of Contents



FINANCIAL HIGHLIGHTS

(In thousands except percent and per share amounts)

	2001	2000	% Change
Operations:			
Total Premium	$2,215,169	$2,046,210	8.3
Total Revenue	2,707,042	2,515,894	7.6
Net Operating Income *	392,510	365,292	7.5
Annualized Life Premium in Force	1,257,413	1,200,144	4.8
Annualized Health Premium in Force	1,042,643	1,004,299	3.8
Diluted Average Shares Outstanding	125,861	128,353	(1.9)
Net Operating Income as a Return On Average Common Equity **	16.1%	16.3%	
Per Common Share:			
Net Operating Income *	$3.12	$2.85	9.5
Shareholders' Equity at Year End **	20.32	18.53	9.7

Net Operating Income Per Common Share*


$3.00
$2.00
$1.00
$1.94
$2.29
$2.55
$2.85
$3.12
'97
'98
'99
'00
'01

* Excludes realized investment losses, the gain/(loss) on redemption of debt, discontinued operations in 2001, and a change in accounting principle in 2001.

** Includes fixed maturity investments at amortized cost.

Distribution Channels

Distribution Unit	Torchmark Subsidiary	Method of Distribution	Primary Line of Business
American Income Agency	American Income Life *Waco, TX*	"Union Label" company selling products via exclusive agents nationwide	Life and supplemental health insurance to union/credit union members
Direct Response	Globe Life *Oklahoma City, OK*	Products are sold via direct response nationwide	Whole/term life insurance sold to juveniles, parents and adults age 50+
Liberty National Exclusive Agency	Liberty National Life *Birmingham, AL*	Products are sold via exclusive agents in seven (7) south-eastern United States.	Life and cancer insurance to middle income Americans
United American General Agency	United American *McKinney, TX*	Products are sold via independent agents nationwide	Individual life and health insurance including Medicare supplements and other supplemental health policies to seniors and middle income Americans
United American Branch Office Agency	United American *McKinney, TX*	Products are sold via exclusive agents nationwide	Individual health insurance including Medicare supplements and other supplemental health to seniors and middle income Americans
Military Agency	Liberty National Life *Birmingham, AL*	Products are sold via independent agents nationwide	Individual whole and term life insurance to military officers and their families
United Investors Agency	United Investors Life *Birmingham, AL*	Products are sold via independent agencies nationwide	Individual life insurance and annuities to middle income Americans



LETTER TO SHAREHOLDERS

2001 was a good year for Torchmark. Our net operating income increased 7% to $393 million. On a per share basis, our net operating income increased 9% to $3.12.

We remained focused on providing protection-type life and health insurance products to our target markets in middle income America. Although our underwriting income grew at a rate less than our expectations at the beginning of the year, our growth in excess investment income exceeded our expectations. We managed our capital effectively; we repurchased our stock and we refinanced our debt...both actions enhanced the current and future value of our shareholders' stock.

FINANCIAL REVIEW

Key Components of Net Operating Income Per Diluted Share

	$ Millions			Per Diluted Share		
	2001	2000	%	2001	2000	%
Insurance Underwriting Income	$367.9	$355.6	3	$2.92	$2.77	5
Excess Investment Income	255.5	227.0	13	2.03	1.77	15
Other	(26.6)	(30.1)	(12)	(.21)	(.23)	(9)
Income Tax	(204.4)	(187.2)	9	(1.62)	(1.46)	11
Net Operating Income	$392.5	$365.3	7%	$3.12	$2.85	9%



TONY G. BRILL
Executive Vice President and Chief Administrative Officer

With respect to life insurance, annualized premium issued increased 1% to $295 million. Premium income increased 6% to $1.1 billion. Underwriting margin, which is the premium income less the amounts applied (1) to fund current and future benefits, and (2) to amortize acquisition expenses, increased 5% to $284 million.

With respect to health insurance, annualized premium issued decreased 16% to $213 million. Premium income increased 11% to $1.0 billion. Underwriting margin increased 8% to $173 million.

Annuity premiums increased 14% to $59 million, and the underwriting margin decreased 17% to $25 million.

The total underwriting margin increased 4% to $483 million. Other miscellaneous income was $4 million, and administrative expenses increased 6% to $119 million.

Underwriting income, which is the sum of the underwriting margins plus other income and less administrative expenses, increased 3% to $368 million.

Net investment income increased 3% to $496 million. The required interest on our net policy liabilities increased 3% to $189 million, and our financing costs declined 27% to $51 million. Therefore, excess investment income increased 13% to $256 million.

Net operating income as a return on equity was 16.1%. Book value, assuming that our fixed maturity assets are reported at amortized cost instead of market, was $20.32 per share. Treating our preferred securities as debt, our debt to capital ratio was 26.2%.



Insurance Distribution

American Income Agency Operation

(In millions, except %)

	Life				Health			
	2001		2000		2001		2000	
	$	%*	$	%*	$	%*	$	%*
Annualized Premium Issued	66		57		10		9	
Underwriting Margin:								
Premium	247		231		50		48	
Policy Obligations	84	34%	81	35%	18	37%	19	39%
Acquisition Expenses	92	37%	86	37%	12	25%	12	24%
Underwriting Margin	**71**	**29%**	**65**	**28%**	**19**	**38%**	**18**	**37%**

* Percent of Premium

Annualized premium issued increased 17% to $76 million. Premium income increased 6% to $297 million, and underwriting margins increased 8% to $90 million.

American Income is a "union label" company. The sales force, with the endorsement of unions at the local level, sells life and supplemental health insurance to union members.

At year end, this sales force was comprised of 1,768 producing agents, over 400 more agents than at the beginning of the year. The sales force was responsible for the issuance of over 185,000 life insurance policies with an average face amount of just over $26,000.

Of our life distribution systems, American Income is not only our fastest growing, but also produces the highest underwriting margin per dollar of premium income. Going forward into 2002, we expect American Income's growth in life insurance sales, premium, and underwriting margin to exceed that in 2001.



Gary L. Coleman
Executive Vice President and Chief Financial Officer



Direct Response Operation

(In millions, except %)

	Life				Health			
	2001		2000		2001		2000	
	$	%*	$	%*	$	%*	$	%*
Annualized Premium Issued	112		113		3		4	
Underwriting Margin:								
Premium	289		268		18		15	
Policy Obligations	135	47%	122	46%	15	82%	12	82%
Acquisition Expenses	82	29%	75	28%	1	8%	1	6%
Underwriting Margin	**72**	25%	**71**	26%	**2**	10%	**2**	12%

* Percent of Premium

Annualized premium issued decreased 1% to $115 million. Premium income increased 9% to $307 million, and underwriting margins increased 2% to $74 million.

A primary objective for both 2000 and 2001 was to issue new business that produced higher margins than business issued in preceding years. We accomplished this objective in both years. To accomplish this objective in 2001, we expected that our life insurance sales would decline for the year. One reason is that for the full year we implemented tighter underwriting standards that resulted in a higher percentage of the submitted business not being issued. However, I am pleased to report that our expectations of lower sales did not materialize. Life insurance issued was virtually the same as in 2000, and the expected underwriting margins over the life of the business written during this two year period should be greater.

We have significantly reduced our acquisition costs per dollar of issued premium in the last two years. In 1999, the acquisition costs were $.94 per $1 of annualized premium issued; but in 2000 and 2001, the costs were $.74 and $.71, respectively. And, we expect this favorable trend to continue.

During the year, we issued 419,000 Young American (issue ages 0 to 30) life insurance policies with an average face amount of just under $10,000 per policy. In addition, we issued 448,000 policies to older Americans, with an average face amount of $17,000. These volumes and average face amounts illustrate that at the younger ages there is a need to begin an insurance program, and at the later ages there is a need to protect the family from the final expenses associated with death.

Going forward, we will concentrate our sales efforts in those areas that produce acceptable returns. Our premium income will continue to grow, and the growth rate of our underwriting margins should be much closer to the growth rate of our premium income.



Larry M. Hutchison
Executive Vice President and General Counsel

Liberty National Exclusive Agency Operation

(In millions, except %)

	Life				Health			
	2001		2000		2001		2000	
	$	%*	$	%*	$	%*	$	%*
Annualized Premium Issued	55		54		11		10	
Underwriting Margin:								
Premium	297		294		156		151	
Policy Obligations	134	45%	134	46%	112	72%	106	70%
Acquisition Expenses	91	31%	88	30%	28	18%	27	18%
Underwriting Margin	**72**	**24%**	**71**	**24%**	**16**	**10%**	**18**	**12%**

* Percent of Premium

Annualized premium issued increased 3% to $66 million. Premium income increased 2% to $453 million, and underwriting margins decreased 1% to $88 million.

Our sales force sold almost 175,000 life insurance policies during the year with an average face amount in excess of $35,000. Of the $453 million of premium income, less than $50,000 was received by means of the home collection process. Liberty National has come a long way since ten years ago when it was rightfully labeled as a "debit" life insurance company.

Although we were disappointed with the growth in life insurance sales for the year, we were pleased with the growth in agents; we ended the year with 2,162 producing agents, up 6% from the prior year. For a number of reasons, agents who have been with the company more than one year produce more business than agents in their first year. Currently, over 50% of our sales force have been with the company less than one year. With ongoing recruiting and training efforts, we will continue to grow our sales force, and we look forward to greater growth in life insurance sales in 2002.



Anthony L. McWhorter
Executive Vice President

President and Chief Executive Officer of Liberty National and United Investors Life Insurance Companies

United American General Agency Operation

(In millions, except %)

	Life				Health			
	2001		2000		2001		2001	
	$	%*	$	%*	$	%*	$	%*
Annualized Premium Issued	24		26		74		85	
Underwriting Margin:								
Premium	48		43		464		442	
Policy Obligations	16	34%	19	44%	294	63%	276	62%
Acquisition Expenses	23	49%	17	41%	86	18%	86	20%
Underwriting Margin	**8**	17%	**7**	15%	**84**	18%	**80**	18%

* Percent of Premium

Annualized premium issued declined 12% to $98 million. Premium income increased 5% to $512 million, and underwriting margins increased 6% to $92 million.

Earlier in the year, we implemented a larger than normal overall rate increase on our Medicare supplement business; the overall rate increase was 16%, and it applied both to in force business and to new sales. The rate increase and fewer HMO disenrollees than in 2000 combined to have a dampening effect on our sales activity for the year.

The need for larger rate increases was not something that caught us by surprise. In recent years the regulatory authorities have been reluctant to approve 100% of the rate increases for which we filed, even though the claims experience clearly demonstrated we were above federal mandated minimum claims loss ratios. But in 2001, due to our persistence and to a softened regulatory resistance, we were able to substantially improve our rates. The collapse of many HMOs in the Medicare market has once again resulted in a realization that Medicare supplements are a time-proven means of providing quality protection to Medicare beneficiaries. This fact may have influenced the regulatory authorities.

We have diversification in our general agency sales: 25% of our new business is life insurance, 49% is Medicare supplement insurance, and 26% is other supplemental health insurance, primarily for individuals under age 65. And although the Medicare supplement rate increases in 2001 impacted sales in all product lines, our general agencies are comprised of seasoned agents who recognize the importance of representing a financially strong underwriter; they have adjusted to the rate increases and they will continue to grow their businesses.

Going forward in 2002, we expect growth in sales in all product lines.



Mark S. McAndrew
Executive Vice President

President and Chief Executive Officer of American Income, Globe Life and United American Insurance Companies

United American Branch Office Operation

(In millions, except %)

	Life				Health			
	2001		2000		2001		2000	
	$	%*	$	%*	$	%*	$	%*
Annualized Premium Issued	5		5		116		145	
Underwriting Margin:								
Premium	19		19		323		254	
Policy Obligations	10	53%	10	51%	210	65%	162	64%
Acquisition Expenses	7	34%	7	34%	61	19%	49	19%
Underwriting Margin	**3**	14%	**3**	15%	**52**	16%	**43**	17%

* Percent of Premium

Annualized premium issued declined 20% to $121 million. Premium income increased 25% to $342 million, and underwriting margins increased 19% to $55 million.

We ended the year with 84 branch offices and 1,644 producing agents. Unlike prior years, we no longer count an individual as an agent until he or she has produced a sale, thereby becoming a producing agent.

Although we haven't determined the number of producing agents at the beginning of 2001, the number was greater than the number at the end of the year. The Medicare supplement rate increases described in the previous section had an even greater negative impact on our branch office operations. There are two reasons for this result: (1) our branch office agents are much more dependent on Medicare supplement business...almost 90% of its sales are Medicare supplements, and (2) our branch office sales force currently lacks the maturity of our general agency agents. Extensive recruiting efforts in the past several years have resulted in a branch office sales force wherein almost 60% of our agents have been with the company less than one year.

Going forward into 2002, we may continue to see a decline in producing agents for the first half of the year. But our branch office system includes seasoned branch managers who know that recruiting and training new agents is the only way to grow our business. We expect the number of producing agents at the end of 2002 to exceed the number at the beginning of the year.



Rosemary J. Montgomery
Executive Vice President and Chief Actuary



Other Independent Agency Operations
(In millions, except %)

	Life			
	2001		2000	
	$	%*	$	%*
Annualized Premium Issued	32		37	
Underwriting Margin:				
Premium	245		227	
Policy Obligations	106	43%	96	42%
Acquisition Expenses	80	33%	76	34%
Underwriting Margin	**59**	24%	**55**	24%

* Percent of Premium

Annualized premium issued declined 14% to $32 million. Premium income increased 8% to $245 million, and underwriting margins increased 6% to $59 million.

Sales declined because of the termination of our marketing agreement with Waddell & Reed; sales from this source were $4 million in 2001 compared to $13 million in the prior year.

Our primary independent agency relationship is our military operation which is comprised of a large agency that sells exclusively to commissioned and noncommissioned military officers and their families. This agency is responsible for over 50% of the sales, premiums, and underwriting margins of our Other Independent Agency operations. The military agency produces new business for several other insurers, but over the past decade we have earned an increasingly larger portion of their total life production. We will strive to earn more of their production and the production of other independent partners in the future. In addition, we will continue to seek new partners for the sale of life insurance.

Administrative Expenses

Insurance administrative expenses increased 6% to $119 million, but as a percentage of premium income, these expenses declined from 5.5% in 2000 to 5.4% in 2001.

Torchmark has long been recognized as a low cost administrator. Our efficiency is derived from our dedication to simplifying procedures and then automating them; the result is not only reduced costs per dollar of premium income, but also improved service to our customers, both policyholders and agents.



Russell B. Tucker
Executive Vice President and Chief Investment Officer

INVESTMENTS

Our investment strategy is to maximize the positive difference between investment yield and required yield on our net liabilities, and to avoid uncompensated risk. Our investment portfolio is concentrated in high quality fixed-maturity assets. Fixed-maturity assets represented 92% of our invested assets at year end. For a variety of reasons, not the least of which is our discomfort with other types of investment alternatives, fixed-maturity assets will likely become an increasing percentage of our invested assets. The average credit rating quality of the fixed-maturity portfolio was A- as rated by Standard & Poor's and A3 as rated by Moody's.

On a tax equivalent basis (i.e., recognizing that certain bonds are subject to lower federal taxes), our net investment income was $496 million. Excess investment income is the difference between our net investment income and the interest required on our net interest-bearing liabilities. Required investment income was $240 million, resulting in excess investment income of $256 million.

Primarily because of our stock repurchase program, comparing the change in excess investment income from one year to the next is misleading. A better comparison is on a per-share basis. Although excess investment income increased 13% in 2001, the increase was 15% on a per-share basis.

As noted in the chart below, Torchmark has entered into derivative agreements known as "interest rate swaps". In 2001, these agreements produced $8 million of excess investment income. Should interest rates rise dramatically over time, the current positive excess investment income from the "swaps" would reverse and become negative. We have concluded that the risk/reward is in our favor. Frankly, we hope that interest rates do rise, even to the point that these "swaps" produce negative excess investment income; for if this should happen, the substantial cash generated within our insurance and investment operations would also be invested at higher interest rates, and the net effect would be beneficial to our operating earnings.

2001 Investment Income
(in millions, except percent and per share amounts)

	Total*	Required	Excess
1) Invested Assets Supporting:			
Net Interest-Bearing Policy Liabilities:			
Life and Health Insurance	$197	$156	$41
Annuities	35	33	2
Debt	61	59 **	2
Interest Rate Swaps	0	(8)	8
(2) Remaining Invested Assets	203	0	203
	$496	$240	$256
Per Diluted Share	$3.94	$1.91	$2.03
Increase Over 2000	5%	(4%)	15%

* For illustrative purposes only, total investment income has been allocated pro rata based upon the net liabilities. Torchmark does not specifically allocate assets to liabilities.

** Consists of interest on debt and dividends on monthly income preferred securities.



Share Repurchase Program

Under the Company's active share repurchase program, during the year we repurchased almost 4.3 million shares of our outstanding stock at a cost of $159 million. Since 1986, we have repurchased our outstanding stock in all years except one, and the cumulative effect has been that we have repurchased 49% of our outstanding stock. We expect to continue this program into the future as a means of enhancing shareholder intrinsic value.

Accounting Practices

In recent months, corporate America or more specifically, corporate accounting practices have been subject to increased scrutiny and criticism, and rightfully so. With respect to Torchmark, our earnings are cash driven. For example, we do not rely on transactions covered in recent news stories that produce current revenues through mark-to-market or other methods with no near term cash flow. In addition, our earnings come from two primary sources: underwriting income from the insurance operations, and excess investment income from the investment operations. We present the results of these operations in the same manner that management utilizes to manage the business, and make every effort to explain how each operation contributes to our overall results.

With respect to the balance sheet, we have no off-balance sheet liabilities. We believe that our assets and liabilities are fairly stated and reported in full accordance with the directions provided by the Financial Accounting Standards Board (FASB). In light of some of the recent criticism directed toward FASB, maybe it's best that I just say we believe our assets, liabilities, and our operating results are fairly stated to the best of our abilities.

Shareholder Wealth

As you certainly have noticed, we have not increased the shareholder dividend rate in recent years. Furthermore, at least for the near term, my recommendation to the Board of Directors will be that we not increase the dividend rate.

In my opinion, shareholder dividends are the least effective means of increasing shareholder wealth, primarily due to double taxation...first, with the taxes that the company pays on the money that is earned, and again when shareholders pay taxes on the dividends received.

I believe there are better means of increasing shareholder wealth: The first is efficiently investing in our businesses in order to grow our earnings, which we do.

Secondly, making acquisitions that add value. A few shareholders have expressed concern that Torchmark has not made a major insurance acquisition since we acquired American Income in 1994. I remind them that we have made significant acquisitions in every year since 1994. For example, in each year beginning with 1998, we have spent between $126 million and $175 million for the purpose of acquiring our own stock, which we believe has generated a better return on investment than any other insurance acquisitions that have been available to us. And, as stated earlier, we expect to continue this acquisition program.

Thirdly, reducing higher cost debt adds shareholder value. Since 1997, we have reduced our debt from $1.1 billion to $885 million, and the overall required annual cost of our debt has been reduced from 8.5% to 6.5%. From our own perspective, reducing debt adds less shareholder value than repurchasing our stock, but we also must be cognizant of the financial rating agencies and the favorable ratings that our insurance companies have achieved; these ratings are most important to our ongoing insurance operations.

Therefore, for the time being we believe that using our capital to invest in our business, make acquisitions (whether other companies' or Torchmark stock) and efficient management of our debt are better means of producing shareholder wealth than an increase in shareholder dividends.

OUTLOOK

In 2002, we expect continued growth in premium income and underwriting margins in all of our distribution systems, and we expect our administrative expenses to again decline as a percentage of premium income. We expect investment operations to again produce outstanding results. We will continue in our efforts to increase the intrinsic value of our shareholders' stock. We expect 2002 to be a good year for Torchmark.

C. B. HUDSON
Chairman and Chief Executive Officer



C.B. HUDSON
Chairman and Chief Executive Officer

Torchmark cautions you that this Letter to Shareholders may contain forward-looking statements within the meaning of the federal securities law. These prospective statements reflect management's current expectations, but are not guarantees of future performance. Accordingly, please refer to Torchmark's cautionary statement regarding forward-looking statements, and the business environment in which the Company operates, contained in the Company's Form 10K for the period ended December 31, 2001, found on the following pages and on file with the Securities and Exchange Commission. Torchmark specifically disclaims any obligation to update or revise any forward-looking statement because of new information, future developments or otherwise.

Condensed Consolidated Statement of Net Operating Income

(Unaudited and in thousands except per share amounts)

	Twelve months ended December 31, 2001	2000	% Inc (Decr)
Revenue:			
Life premium	$1,144,955	$1,082,904	6 %
Health premium	1,010,753	911,156	11
Other premium	59,461	52,150	14
Total	**2,215,169**	**2,046,210**	**8**
Investment income:			
Taxable equivalent basis	496,207	481,081	3
Taxable equivalent adjustment	(4,377)	(8,655)	
Other income	4,391	4,650	
Total operating revenue	**2,711,390**	**2,523,286**	**7**
Benefits and expenses:			
Benefits:			
Life	485,277	461,720	5
Health	648,997	575,286	13
Other	(901)	(2,937)	(69)
Commissions and acquisition expenses:			
Life	375,349	349,437	7
Health	188,298	174,754	8
Other	35,603	25,212	41
Interest on net policy liabilities:			
Life	158,357	148,393	7
Health	(2,427)	829	(393)
Other	33,253	34,564	(4)
Insurance administrative expenses	119,038	111,817	6
Corporate expenses	10,104	9,369	8
Interest on debt and dividends on MIPS/Trust Preferred	51,479	70,309	(27)
Income taxes	204,378	187,166	9
Amortization of goodwill	12,075	12,075	0
Total benefits and expenses	**2,318,880**	**2,157,994**	**7 %**
Net operating income	**$392,510**	**$365,292**	**7 %**
Net operating income per diluted share	**$3.12**	**$2.85**	**9 %**
Diluted average shares outstanding	**125,861**	**128,353**	
Net operating income	$392,510	$365,292	
Non operating items, net of tax:			
Realized investment losses	(1,580)	(3,459)	
Gain/(loss) on redemption of debt	(4,553)	202	
Discontinued operations	(3,280)	0	
Change in accounting principle	(26,584)	0	
Net income	**$356,513**	**$362,035**	

The Condensed Consolidated Statement of Net Operating Income has been prepared in the manner Torchmark management uses to evaluate the operating results of the company. It differs from the Consolidated Statement of Operations found in the attached SEC Form 10-K primarily by the reclassification of interest on net policy liabilities and the exclusion of the nonoperating items listed above.

Condensed Consolidated Balance Sheet



(Unaudited and in thousands except per share amounts)

	At December 31,	
	2001	2000
Assets:		
Fixed maturities at fair value *	$6,526,429	$5,949,515
Cash and short-term investments	137,870	135,635
Mortgages and real estate	126,268	134,125
Other investments	317,521	287,017
Deferred acquisition costs	2,182,362	2,075,319
Goodwill	378,436	390,509
Other assets	256,983	249,023
Separate account assets	2,502,284	3,741,415
Total assets	**$12,428,153**	**$12,962,558**
Liabilities and shareholders' equity:		
Policy liabilities	$5,771,815	$5,523,016
Accrued income taxes *	580,287	423,327
Short-term debt	204,037	329,148
Long-term debt	536,152	365,989
Other liabilities	191,894	183,908
Separate account liabilities	2,502,284	3,741,415
Trust preferred securities	144,557	193,395
Shareholders' equity *	2,497,127	2,202,360
Total liabilities and shareholders' equity	**$12,428,153**	**$12,962,558**
Actual shares outstanding:		
Basic	122,888	126,389
Diluted	123,354	127,339
*** Excluding the fair value adjustment under accounting standard FAS 115:**		
Fixed maturities	$6,528,244	$6,185,500
Accrued income taxes	580,450	498,294
Shareholders' equity	2,497,429	2,341,584
Book value per common share	$20.32	$18.53
Return on equity	16.1%	16.3%
Debt to capital ratio	21.9%	21.5%
Annualized life and health premium in force:		
Life	$1,257,413	$1,200,144
Health	1,042,643	1,004,299
Total	**$2,300,056**	**$2,204,443**

The complete financial statements are found in the attached SEC Form 10-K with additional schedules and footnotes thereto.



DIRECTORS

DAVID L. BOREN
President of the University of Oklahoma
Norman, OK

JOSEPH M. FARLEY
Of Counsel in the Birmingham, AL
law firm of Balch & Bingham LLP

LOUIS T. HAGOPIAN
Retired Chairman of the Board and Chief Executive
Officer of NW Ayer, Inc.
New York, NY

C.B. HUDSON
Chairman and Chief Executive Officer
of Torchmark

JOSEPH L. LANIER, JR.
Chairman of the Board and Chief Executive Officer
of Dan River Incorporated
Danville, VA

MARK S. MCANDREW
President and Chief Executive Officer of United
American, Globe and American Income

HAROLD T. MCCORMICK
Chairman and Chief Executive Officer of
Bay Point Yacht and Country Club
Panama City, FL

JOSEPH W. MORRIS
Partner in the Tulsa, OK,
law firm of Gable & Gotwals

GEORGE J. RECORDS
Chairman of Midland Financial Co.
Oklahoma City, OK

R.K. RICHEY
Chairman of the Executive Committee
of the Board of Directors of Torchmark

LAMAR C. SMITH
Chairman and Chief Executive Officer of
First Command Financial Services, Inc.
Fort Worth, TX

OFFICERS

C.B. HUDSON
Chairman and Chief Executive Officer

TONY G. BRILL
Executive Vice President and Chief
Administrative Officer

GARY L. COLEMAN
Executive Vice President and Chief Financial Officer

MICHAEL K. FAGIN
Vice President

LARRY M. HUTCHISON
Executive Vice President and General Counsel

MICHAEL J. KLYCE
Vice President and Treasurer

JOYCE L. LANE
Vice President, Investor Relations

MARK S. MCANDREW
Executive Vice President

CAROL A. MCCOY
Vice President, Associate Counsel and Secretary

ANTHONY L. MCWHORTER
Executive Vice President

ROSEMARY J. MONTGOMERY
Executive Vice President and Chief Actuary

SPENCER H. STONE
Controller

DAVID F. THORNDIKE
Vice President

RUSSELL B. TUCKER
Executive Vice President and Chief
Investment Officer

OFFICERS OF SUBSIDIARIES

AMERICAN INCOME LIFE

MARK S. MCANDREW
President and Chief Executive Officer

ROGER K. SMITH
Executive Vice President and Sales Director

GLOBE LIFE

MARK S. MCANDREW
President and Chief Executive Officer

GLENN D. WILLIAMS
Executive Vice President

LIBERTY NATIONAL LIFE

ANTHONY L. MCWHORTER
President and Chief Executive Officer

RONALD D. WATTS
Executive Vice President and Chief
Marketing Officer

UNITED AMERICAN

MARK S. MCANDREW
President and Chief Executive Officer

GENE P. GRIMLAND
President of General Agency Marketing Division

ANDREW W. KING
President of Branch Office Marketing Division

UNITED INVESTORS LIFE

ANTHONY L. MCWHORTER
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001	Commission file number 1-8052

TORCHMARK CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	63-0780404
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)
2001 Third Ave. South, Birmingham, AL	35233
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	(ZIP CODE)

Registrant's telephone number, including area code:
(205) 325-4200

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	CUSIP NUMBER:	NAME OF EACH EXCHANGE ON WHICH REGISTERED:
Common Stock, $1.00 Par Value	891027104	New York Stock Exchange The International Stock Exchange, London, England
7¾% Trust Preferred Securities	89102Q201	New York Stock Exchange
7¾% Trust Preferred Securities	89102T205	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Securities reported pursuant to Section 15(d) of the Act:

TITLE OF EACH CLASS:	CUSIP NUMBER:
6¼% Senior Notes due 2006	891027 AL 8
8¼% Senior Debentures due 2009	891027 AE 4
7⅞% Notes due 2023	891027 AF 1
7⅜% Notes due 2013	891027 AG 9

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH) AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.
YES ☒ NO ☐

INDICATE BY CHECK MARK IF DISCLOSURE OF DELINQUENT FILERS PURSUANT TO ITEM 405 OF REGULATION S-K (§229.405 OF THIS CHAPTER) IS NOT CONTAINED HEREIN, AND WILL NOT BE CONTAINED, TO THE BEST OF REGISTRANT'S KNOWLEDGE, IN DEFINITIVE PROXY OR INFORMATION STATEMENTS INCORPORATED BY REFERENCE IN PART III OF THIS FORM 10-K OR ANY AMENDMENT TO THIS FORM 10-K. ☐

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRANT $4,911,334,350

THE NUMBER OF SHARES OUTSTANDING OF EACH OF THE REGISTRANT'S CLASSES OF COMMON STOCK, AS OF FEBRUARY 28, 2002: 122,202,895.

DOCUMENTS INCORPORATED BY REFERENCE

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 25, 2002, PART III

INDEX OF EXHIBITS (PAGES 88 through 90)
TOTAL NUMBER OF PAGES INCLUDED ARE 97

PART 1

Item 1. Business

Torchmark Corporation (Torchmark), an insurance and diversified financial services holding company, was incorporated in Delaware on November 19, 1979, as Liberty National Insurance Holding Company. Through a plan of reorganization effective December 30, 1980, it became the parent company for the businesses operated by Liberty National Life Insurance Company (Liberty) and Globe Life And Accident Insurance Company (Globe). United American Insurance Company (United American), Waddell & Reed, Inc. (Waddell & Reed) and United Investors Life Insurance Company (UILIC) along with their respective subsidiaries were acquired in 1981. The name Torchmark Corporation was adopted on July 1, 1982. Family Service Life Insurance Company (Family Service) was purchased in July, 1990, and American Income Life Insurance Company (American Income) was purchased in November, 1994. Torchmark disposed of Family Service and Waddell & Reed in 1998.

The following table presents Torchmark's business by primary distribution method:

Primary Distribution Method	Company	Products	Distribution
Direct Response	**Globe Life And Accident Insurance Company** Oklahoma City, OK	Individual life and supplemental health insurance including juvenile and senior life coverage and Medicare Supplement.	Direct response, mail, television,magazine; nationwide.
Liberty National Exclusive Agency	**Liberty National Life Insurance Company** Birmingham, Alabama	Individual life and supplemental health insurance.	2,162 full-time sales representatives; 110 district offices in the Southeastern U.S.
American Income Exclusive Agency	**American Income Life Insurance Company** Waco, Texas	Individual life and supplemental health insurance to union and credit union members and other associations.	1,768 agents in the U.S., Canada, and New Zealand.
United Investors Agency	**United Investors Life Insurance Company** Birmingham, Alabama	Individual life insurance and annuities.	Independent Agency.
Military	**Liberty National Life Insurance Company** Birmingham, Alabama **Globe Life And Accident Insurance Company** Oklahoma City, Oklahoma	Individual life insurance.	Independent Agency through career agents nationwide.
United American Independent Agency and Branch Office Agency	**United American Insurance Company** McKinney, Texas	Senior life and supplemental health insurance including Medicare Supplement coverage and long-term care.	39,038 independent agents in the U.S., Puerto Rico and Canada; 1,644 exclusive producing agents in 84 branch offices.

Additional information concerning industry segments may be found in *Management's Discussion and Analysis* and in *Note 19—Business Segments in the Notes to Consolidated Financial Statements beginning on page 78.*

Insurance

Life Insurance

Torchmark's insurance subsidiaries write a variety of nonparticipating ordinary life insurance products. These include traditional and interest sensitive whole-life insurance, term life insurance, and other life insurance. The following table presents selected information about Torchmark's life products:

(Amounts in thousands)

	Annualized Premium Issued			Annualized Premium in Force		
	2001	2000	1999	2001	2000	1999
Whole life:						
Traditional	$147,889	$133,413	$119,799	$ 695,261	$ 652,195	$ 612,964
Interest-sensitive	9,330	13,907	18,348	154,743	160,865	168,805
Term	133,869	139,990	115,592	387,695	368,045	330,533
Other	3,544	3,433	3,468	19,714	19,039	18,307
	$294,632	$290,743	$257,207	$1,257,413	$1,200,144	$1,130,609

The distribution methods for life insurance products include sales by direct response, exclusive agents and independent agents. These methods are discussed in more depth under the heading *Marketing* on page 6. The following table presents life annualized premium issued by distribution method:

(Amounts in thousands)

	Annualized Premium Issued			Annualized Premium in Force		
	2001	**2000**	**1999**	**2001**	**2000**	**1999**
Direct response	$112,041	$112,918	$ 96,091	$ 326,111	$ 306,162	$ 283,406
Exclusive Agents:						
Liberty National	54,853	53,608	51,467	314,676	312,173	307,495
American Income	66,421	56,560	54,045	265,912	245,433	231,490
United American	4,913	4,730	5,315	21,158	21,362	21,800
Independent Agents:						
United American	24,453	25,708	13,319	54,143	53,269	43,394
Other	31,951	37,219	36,970	275,413	261,745	243,024
	$294,632	$290,743	$257,207	$1,257,413	$1,200,144	$1,130,609

Permanent insurance products sold by Torchmark insurance subsidiaries build cash values which are available to policyholders. Policyholders may borrow such funds using the policies as collateral. The aggregate value of policy loans outstanding at December 31, 2001 was $267 million and the average interest rate earned on these loans was 7.0% in 2001. Interest income earned on policy loans was $18.2 million in 2001, $17.0 million in 2000 and $16.3 million in 1999.

The availability of cash values contributes to voluntary policy terminations by policyholders through surrenders. Life insurance products may be terminated or surrendered at the election of the insured at any time, generally for the full cash value specified in the policy. Specific surrender procedures vary with the type of policy. For certain policies this cash value is based upon a fund less a surrender charge which decreases with the length of time the policy has been in force. This surrender charge is either based upon a percentage of the fund or a charge per $1,000 of face amount of insurance. The schedule of charges may vary by plan of insurance and, for some plans, by age of the insured at issue. The ratio of aggregate face amount voluntary terminations to the mean amount of life insurance in force was 19.8% in 2001, 17.8% in 2000, and 17.0% in 1999. The increase in the ratio for 2001 resulted primarily from the higher than expected rate of voluntary lapses of a block of relatively high face amount policies written by Direct Response, a plan that is no longer being sold.

The following table presents an analysis of changes to the Torchmark subsidiaries' life insurance business in force:

(Amounts in thousands)

	2001		2000		1999	
	Number of policies	**Amount of Insurance**	**Number of policies**	**Amount of Insurance**	**Number of policies**	**Amount of Insurance**
In force at January 1,	9,671	$108,318,990	9,654	$101,846,461	9,622	$ 96,339,059
New issues	1,329	27,175,722	1,292	25,754,400	1,332	22,846,100
Other increases	-0-	65,297	-0-	69,187	-0-	105,271
Death benefits	(107)	(381,682)	(114)	(355,728)	(105)	(327,733)
Lapses	(1,019)	(20,026,246)	(994)	(17,175,351)	(1,023)	(15,352,225)
Surrenders	(147)	(1,897,490)	(141)	(1,568,313)	(145)	(1,505,248)
Other decreases	(26)	(199,572)	(26)	(251,666)	(27)	(258,763)
In force at December 31,	9,701	$113,055,019	9,671	$108,318,990	9,654	$101,846,461
Average policy size (in dollar amounts):						
Direct response—Juvenile		$ 6,955		$ 6,766		$ 6,690
Other		13,533		12,985		12,146

Health insurance

Torchmark insurance subsidiaries offer supplemental health insurance products. These are generally classified as (1) Medicare Supplement, (2) cancer and (3) other health policies.

Medicare Supplement policies are offered on both an individual and group basis through exclusive and independent agents, and direct response. These guaranteed renewable policies provide reimbursement for certain expenses not covered by the federal Medicare program. One popular feature is an automatic claim filing system for Medicare Part B benefits whereby policyholders do not have to file most claims because they are paid from claim records sent electronically directly to the Torchmark insurers by Medicare.

Cancer policies are offered on an individual basis through exclusive and independent agents as well as direct response. These guaranteed renewable policies are designed to fill gaps in existing medical coverage. Benefits are triggered by a diagnosis of cancer or health related events or medical expenses related to the treatment of cancer. Benefits may be in the form of a lump sum payment, stated amounts per diem, per medical procedure, or reimbursement for certain medical expenses.

Other health policies include accident, long-term care and limited-benefit hospital and surgical coverages. These policies are generally issued as guaranteed-renewable and are offered on an individual basis through exclusive and independent agents, and direct response. They are designed to supplement existing medical coverages. Benefits are triggered by certain health related events or incurred expenses. Benefit amounts are per diem, per health related event or defined expenses incurred up to a stated maximum.

The following table presents supplemental health annualized premium for the three years ended December 31, 2001 by marketing method:

(Amounts in thousands)

	Annualized Premium Issued			Annualized Premium in Force		
	2001	2000	1999	2001	2000	1999
Direct response	$ 3,295	$3,572	$ 4,323	$ 18,817	$16,167	$ 12,785
Exclusive agents:						
Liberty National	10,747	10,081	9,859	162,724	163,387	149,447
American Income	10,019	8,615	8,039	49,260	47,659	46,691
United American	115,684	145,089	102,583	337,026	310,526	231,034
Independent agents:						
United American	73,539	85,115	68,022	474,816	466,560	444,401
	$213,284	$252,472	$192,826	$1,042,643	$1,004,299	$884,358

The following table presents supplemental health annualized premium information for the three years ended December 31, 2001 by product category:

(Amounts in thousands)

	Annualized Premium Issued			Annualized Premium in Force		
	2001	2000	1999	2001	2000	1999
Medicare Supplement	$158,621	$201,396	$152,518	$ 760,848	$ 728,918	$630,915
Cancer	10,797	10,073	10,637	169,341	169,013	153,777
Other health related policies	43,866	41,003	29,671	112,454	106,368	99,666
	$213,284	$252,472	$192,826	$1,042,643	$1,004,299	$884,358

The number of individual health policies in force were 1.59 million, 1.64 million, and 1.58 million at December 31, 2001, 2000 and 1999 respectively.

Annuities

Annuity products offered by Torchmark insurance subsidiaries include single-premium deferred annuities, flexible-premium deferred annuities, and variable annuities. Single-premium and flexible-premium products are fixed annuities where a portion of the interest credited is guaranteed. Additional interest may be credited on certain contracts. Variable annuity policyholders may select from a variety of mutual funds which offer different degrees of risk and return. The ultimate benefit on a variable annuity results from the account performance. The following table presents Torchmark subsidiaries' annuity collections and deposit balances by product type:

	(Amounts in thousands) Collections For the year ended December 31,			(Amounts in millions) Deposit Balance At December 31,		
	2001	2000	1999	2001	2000	1999
Fixed annuities	$ 33,461	$ 41,617	$ 71,696	$ 609.6	$ 661.6	$ 677.5
Variable annuities	111,768	608,251	392,769	2,355.7	3,583.6	3,274.9
	$145,229	$649,868	$464,465	$2,965.3	$4,245.2	$3,952.4

Investments

The nature, quality, and percentage mix of insurance company investments are regulated by state laws that generally permit investments in qualified municipal, state, and federal government obligations, corporate bonds, preferred and common stock, real estate, and mortgages where the value of the underlying real estate exceeds the amount of the loan. The investments of Torchmark insurance subsidiaries consist predominantly of high-quality, investment-grade securities. Fixed maturities represented 92% of total investments at December 31, 2001. Approximately 4% of fixed maturity investments were securities guaranteed by the United States government or its agencies or investments that were collateralized by U.S. government securities. Most of these investments were in GNMA securities that are backed by the full faith and credit of the United States government. The remainder of these government investments were U.S. Treasuries, agency securities or collateralized mortgage obligations (CMO's) that are fully backed by GNMA's. (*See Note 3—Investments* in the *Notes to Consolidated Financial Statements* on page 54 and *Management's Discussion and Analysis* on page 29.)

The following table presents the market value of fixed maturity investments at December 31, 2001 on the basis of ratings as determined primarily by Standard & Poor's Corporation. The lower of Moody's Investors Services' or Standard & Poor's bond ratings are used when the two differ. Ratings of BBB and higher (or their equivalent) are considered investment grade by the rating services.

Rating	Amount (in thousands)	%
AAA	$ 648,398	9.9%
AA	371,216	5.7
A	2,815,139	43.2
BBB	2,184,299	33.5
BB	286,858	4.4
B	104,688	1.6
Less than B	53,939	0.8
Not rated	61,892	0.9
	$6,526,429	100.0%

The following table presents the market value of fixed maturity investments of Torchmark's insurance subsidiaries at December 31, 2001 on the basis of ratings as determined by the National Association of Insurance Commissioners (NAIC). Categories one and two are considered investment grade by the NAIC.

Rating	Amount (in thousands)	%
1. Highest quality*	$3,929,468	60.4%
2. High quality	2,111,818	32.5
3. Medium quality	277,074	4.3
4. Low quality	100,854	1.6
5. Lower quality	53,523	0.8
6. In or near default	26,073	0.4
	$6,498,810	100.0%

* Includes $268 million of exempt securities or 4.1% of the portfolio. Exempt securities are exempt for valuation reserve purposes, and consist of U.S. Government guaranteed securities.

Securities are assigned ratings when acquired. All ratings are reviewed and updated quarterly. Specific security ratings are updated as information becomes available during the year.

Pricing

Premium rates for life and health insurance products are established using assumptions as to future mortality, morbidity, persistency, and expenses, all of which are generally based on the experience of each insurance subsidiary, and on projected investment earnings. Revenues for individual life and health insurance products are primarily derived from premium income, and, to a lesser extent, through policy charges to the policyholder account values on certain individual life products. Profitability is affected to the extent actual experience deviates from that which has been assumed in premium pricing and to the extent investment income exceeds that which is required for policy reserves.

Collections for annuity products and certain life products are not recognized as revenues but are added to policyholder account values. Revenues from these products are derived from charges to the account balances for insurance risk and administrative costs. Profits are earned to the extent these revenues exceed actual costs. Profits are also earned from investment income on the deposits invested in excess of the amounts credited to policy accounts.

Underwriting

The underwriting standards of each Torchmark insurance subsidiary are established by management. Each company uses information from the application and, in some cases, telephone interviews with applicants, inspection reports, doctors' statements and/or medical examinations to determine whether a policy should be issued in accordance with the application, with a different rating, with a rider, with reduced coverage or rejected.

For life insurance in excess of certain prescribed amounts, each insurance company requires medical information or examinations of applicants. These are graduated according to the age of the applicant and may vary with the kind of insurance. Generally, the maximum amount of insurance issued without additional medical information is $100,000 through age 50. In certain circumstances, the maximum amount is raised to $250,000 through age 35. Additional medical information is requested of all applicants, regardless of age or amount, if information obtained from the application or other sources indicates that such information is warranted.

In recent years, there has been considerable concern regarding the impact of the HIV virus associated with Acquired Immune Deficiency Syndrome (AIDS). The insurance companies have implemented certain underwriting tests to detect the presence of the HIV virus and continue to assess the utility of other appropriate underwriting tests to detect AIDS in light of medical developments in this field. To date, AIDS claims have not had a material impact on claims experience.

Reinsurance

As is customary among insurance companies, Torchmark insurance subsidiaries cede insurance to other unaffiliated insurance companies on policies they issue in excess of retention limits. Reinsurance is an effective method for keeping insurance risk within acceptable limits. In the event insurance business is ceded, the Torchmark insurance subsidiaries remain contingently liable with respect to ceded insurance should any reinsurer be unable to meet the obligations it assumes. (*See Note 18—Commitments and Contingencies* in the *Notes to Consolidated Financial Statements* on page 73 and *Schedule IV—Reinsurance [Consolidated]* on page 96.)

Reserves

The life insurance policy reserves reflected in Torchmark's financial statements as future policy benefits are calculated based on generally accepted accounting principles. These reserves, with premiums to be received in the future and the interest thereon compounded annually at assumed rates, must be sufficient to cover policy and contract obligations as they mature. Generally, the mortality and persistency assumptions used in the calculations of reserves are based on company experience. Similar reserves are held on most of the health policies written by Torchmark's insurance subsidiaries, since these policies generally are issued on a guaranteed-renewable basis. A list of the assumptions used in the calculation of Torchmark's reserves are reported in the financial statements (*See Note 7—Future Policy Benefit Reserves* in the *Notes to Consolidated Financial Statements* on page 59). Reserves for annuity products consist of the policyholders' account values and are increased by policyholder deposits and interest credits and are decreased by policy charges and benefit payments.

Marketing

Torchmark insurance subsidiaries are licensed to sell insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam, New Zealand and Canada. Distribution is through direct response, independent and exclusive agents. The number of independent and exclusive agents below are presented as of December 31, 2001.

Direct Response. Various Torchmark insurance companies offer life insurance products directly to consumers through direct mail, co-op mailings, television, national newspaper supplements and national magazines. Torchmark operates a full service letterpress which enables the direct response operation to maintain high quality standards while producing materials much more efficiently than they could be purchased from outside vendors.

Exclusive Agents. Liberty National's 2,162 agents sell life and health insurance, primarily in the seven state area of Alabama, Florida, Georgia, Tennessee, Mississippi, South Carolina, and North Carolina. These agents are employees of Liberty and are primarily compensated by commissions based on sales. During the past several years this operation has emphasized bank draft and direct bill collection of premium rather than agent collection, because of the resulting lower cost and improved persistency.

Through the American Income Agency, individual life and fixed-benefit accident and health insurance are sold through approximately 1,768 exclusive agents who target moderate income wage earners through the cooperation of labor unions, credit unions, and other associations. These agents are authorized to use the "union label" because this sales force is represented by organized labor.

The United American Branch Office Agency specializes in the sale of Medicare Supplement and other life and health products for the over-age 50 market through 1,644 producing agents in 84 branch offices throughout the United States.

Independent Agents. Torchmark insurance companies offer a variety of life and health insurance policies through 39,038 independent agents, brokers, and licensed sales representatives. Torchmark is not committed or obligated in any way to accept a fixed portion of the business submitted by any independent agent. All policy applications, both new and renewal, are subject to approval and acceptance by Torchmark. Torchmark is not dependent on any single agent or any small group of independent agents, the loss of which would have a materially adverse effect on insurance sales.

Torchmark subsidiaries distribute life insurance through a nationwide independent agency whose sales force is comprised of former commissioned and noncommissioned military officers who sell exclusively to commissioned and noncommissioned military officers and their families.

Ratings

The following list indicates the ratings currently held by Torchmark's five largest insurance companies as rated by A.M. Best Company:

	A.M. Best Company
Liberty National Life Insurance Company	A+ (Superior)
Globe Life And Accident Insurance Company	A+ (Superior)
United Investors Life Insurance Company	A+ (Superior)
United American Insurance Company	A+ (Superior)
American Income Life Insurance Company	A (Excellent)

A.M. Best states that it assigns A+ (Superior) ratings to those companies which, in its opinion, have demonstrated superior overall performance when compared to the norms of the life/health insurance industry. A+ (Superior) companies have a superior ability to meet their obligations to policyholders over a long period of time. A.M. Best states that it assigns A (Excellent) ratings to those companies which, in its opinion, have demonstrated excellent overall performance when compared to the norms of the life/health insurance industry. A (Excellent) companies have an excellent ability to meet their obligations to policyholders over a long period of time.

Liberty, Globe, United American, American Income, and UILIC have ratings of AA by Standard & Poor's Corporation. This AA rating is assigned by Standard & Poor's Corporation to those companies who offer excellent financial security on an absolute and relative basis and whose capacity to meet policyholders obligations is overwhelming under a variety of economic and underwriting conditions.

Competition

The insurance industry is highly competitive. Torchmark competes with other insurance carriers through policyholder service, price, product design, and sales efforts. In addition to competition with other insurance companies, Torchmark faces competition from other financial services organizations. While there are insurance companies competing with Torchmark, no individual company dominates any of Torchmark's life or health markets.

Torchmark's health insurance products compete with, in addition to the products of other health insurance carriers, health maintenance organizations, preferred provider organizations, and other health care related institutions which provide medical benefits based on contractual agreements.

Generally, Torchmark companies operate at lower administrative expense levels than their peer companies, allowing Torchmark to have competitive rates while maintaining underwriting margins. In the case of Medicare Supplement business, having low expense levels is necessary in order to meet federally mandated loss ratios and achieve the desired underwriting margins. Torchmark's years of experience in the direct response business are a valuable asset in implementing direct response marketing operations.

Regulation

Insurance. Insurance companies are subject to regulation and supervision in the states in which they do business. The laws of the various states establish agencies with broad administrative and supervisory powers which include, among other things, granting and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, approving certain premium rates, setting minimum reserve and loss ratio requirements, determining the form and content of required financial statements, and prescribing the type and amount of investments permitted. Insurance companies can also be required under the solvency or guaranty laws of most states in which they do business to pay assessments up to prescribed limits to fund policyholder losses or liabilities of insolvent insurance companies. They are also required to file detailed annual reports with supervisory agencies, and records of their business are subject to examination at any time. Under the rules of the NAIC, insurance companies are examined periodically by one or more of the supervisory agencies. The most recent examinations of Torchmark's insurance subsidiaries were: American Income, as of December 31, 2000; Globe, as of December 31, 2000; Liberty, as of December 31, 1996; United American, as of December 31, 2000; and UILIC, as of December 31, 2000.

NAIC Ratios. The NAIC developed the Insurance Regulatory Information System (IRIS), which is intended to assist state insurance regulators in monitoring the financial condition of insurance companies. IRIS identifies twelve insurance industry ratios from the statutory financial statements of insurance companies, which are based on regulatory accounting principles and are not based on generally accepted accounting principles (GAAP). IRIS specifies a standard or "usual value" range for each ratio, and a company's variation from this range may be either favorable or unfavorable. The following table presents the IRIS ratios as determined by the NAIC for Torchmark's five largest insurance subsidiaries, which varied unfavorably from the "usual value" range for the years 2000 and 1999.

Reported Company	Ratio Name	Usual Range	Reported Value
2000:			
United Investors	Net change in Capital and Surplus	50 to -10	-12
	Gross change in Capital and Surplus	50 to -10	-12
	Adequacy of Investment Income	900 to 125	117
Globe	Change in Premium	50 to -10	-15
Liberty	Change in Premium	50 to -10	-16
	Change in Reserving Ratio	20 to -20	-22
American Income	Net change in Capital and Surplus	50 to -10	-20
	Gross change in Capital and Surplus	50 to -10	-20
United American	Net change in Capital and Surplus	50 to -10	-27
	Gross change in Capital and Surplus	50 to -10	-27
1999:			
American Income	Net change in Capital and Surplus	50 to -10	114
	Gross change in Capital and Surplus	50 to -10	114

Explanation of Ratios:

Change in Capital and Surplus—These ratios, calculated on both a gross and net basis, are a measure of improvement or deterioration in a company's financial position during the year. The NAIC considers ratios less than or equal to minus 10% and greater than or equal to 50% to be unusual. The -27% in Capital and Surplus for United American in 2000 was due primarily to the $25 million increase in agent's balances which increased non-admitted assets. United Investors Life's rate of -12% in 2000 resulted from the one-time cost of establishing a direct response distribution system and a dividend which exceeded net income by $30 million. American Income's ratio of 114% in 1999 was caused by the sale in that year of its agents' balances to an unaffiliated financial institution. This transaction did not affect American Income's ability to conduct business and in fact increased liquidity and surplus. American Income's ratio of -20% in 2000 was a result of having non-admitted assets of $22 million in Torchmark Preferred Stock and non-admitted assets of $4.8 million in the value of its subsidiaries. None of these transactions affected the consolidated equity of Torchmark at December 31, 2000 or 1999.

Adequacy of Investment Income—This ratio is used to determine whether an insurer's investment income is adequate to meet the interest requirements of its reserves. The adequacy of investment income in meeting an insurer's interest obligations is a key element in a company's profitability. The NAIC considers a ratio less than 125% to be unusual. United Investors' rate of 117% in 2000 was caused by the exclusion of interest on a block of reinsurance with another Torchmark affiliate. Inclusion of interest on this block would have been within the "usual" range.

Change in Premium—This ratio measures the percentage change in premium from the prior to the current year. A ratio lower than -10% is considered to be unusual. Liberty and Globe's rate of -16% and -15% in 2000, respectively, was due to the companies ceding an increased amount of premium through new reinsurance agreements.

Change in reserving ratio—The change in reserving ratio represents the number of percentage points of difference between the reserving ratio for current and prior years. For each of these years, the reserving ratio is equal to the aggregate increase in reserves for individual life insurance taken as a percentage of renewal and single premiums for individual life insurance. A ratio higher than 20% or lower than -20% is considered unusual. Liberty's ratio of -22% in 2000 is due to a one-time increase in statutory surplus of approximately $85 million caused by a block of reinsurance ceded.

Risk Based Capital. The NAIC requires a risk based capital formula be applied to all life and health insurers. The risk based capital formula is a threshold formula rather than a target capital formula. It is designed only to identify companies that require regulatory attention and is not to be used to rate or rank companies that are adequately capitalized. All of the insurance subsidiaries of Torchmark are adequately capitalized under the risk based capital formula.

Guaranty Assessments. State solvency or guaranty laws provide for assessments from insurance companies into a fund which is used, in the event of failure or insolvency of an insurance company, to fulfill the obligations of that company to its policyholders. The amount which a company is assessed for these state funds is determined according to the extent of these unsatisfied obligations in each state. These assessments are recoverable to a great extent as offsets against state premium taxes.

Holding Company. States have enacted legislation requiring registration and periodic reporting by insurance companies domiciled within their respective jurisdictions that control or are controlled by other corporations so as to constitute a holding company system. Torchmark and its subsidiaries have registered as a holding company system pursuant to such legislation in Alabama, Delaware, Missouri, New York, Texas, and Indiana.

Insurance holding company system statutes and regulations impose various limitations on investments in subsidiaries, and may require prior regulatory approval for the payment of certain dividends and other distributions in excess of statutory net gain from operations on an annual noncumulative basis by the registered insurer to the holding company or its affiliates.

Personnel

At the end of 2001, Torchmark had 1,959 employees and 2,668 licensed employees under sales contracts. Additionally, approximately 49,000 independent and exclusive agents and brokers, who were not employees of Torchmark, were associated with Torchmark's marketing efforts.

Item 2. Real Estate

Torchmark, through its subsidiaries, owns or leases buildings that are used in the normal course of business. Liberty owns a 487,000 square foot building at 2001 Third Avenue South, Birmingham, Alabama which currently serves as Liberty's, UILIC's, and Torchmark's home office. Approximately 160,000 square feet of this building is available for lease to unrelated tenants by Liberty. Liberty also operates from 55 company-owned district offices used for agency sales personnel.

United American owns and is the sole occupant of a 140,000 square foot facility, located in the Stonebridge Ranch development in McKinney, Texas (a north Dallas suburb).

Globe owns a 300,000 square foot office building at 204 N. Robinson, Oklahoma City, of which Globe occupies 56,000 square feet as its home office and the remaining space is either leased or available for lease. Globe also owns an 80,000 square foot office building at 120 Robert S. Kerr Avenue, Oklahoma City, which is available for lease. Further, Globe owns a 112,000 square foot facility located at 133 NW 122 Street in Oklahoma City which houses the Direct Response operation.

American Income owns and is the sole occupant of an office building located at 1200 Wooded Acres Drive, Waco, Texas. The building is a two-story structure containing approximately 72,000 square feet of usable floor space. American Income also owns a 43,000 square foot facility located at 1001 Jewell Drive in Waco, which houses a direct response operation.

Liberty and Globe also lease district office space for their agency sales personnel.

During 1999, Torchmark sold the majority of its investment real estate holdings for total consideration of $123 million. These sold investments included its TMK Income Properties limited partnership and its joint venture investment in Liberty Park, a planned community in Birmingham, Alabama. As of December 31, 2001, Torchmark retained $14 million of investment real estate, which included $7 million of properties that were partially occupied by Torchmark subsidiaries and $6 million of undeveloped land in Liberty Park.

Information Technology Computing Equipment

Torchmark and its primary subsidiaries have significant information technology capabilities at their disposal. The corporation uses centralized mainframe computer systems, a corporate wide-area network, company-specific local-area networks, workstations, and personal computers to meet its ongoing information processing requirements. Torchmark and its primary subsidiaries also use data communications hardware and software to support their remote data communications networks, intranets, and internet-related telecommunications capabilities.

Torchmark's computer hardware, data communications equipment, and associated software programs are managed by the corporation's information technology staff. All of the corporation's computer hardware and software support, information processing schedules, and computer-readable data-management requirements are met through company-specific policies and procedures. These company-specific policies and procedures also provide for the off-site storage and retention of backup computer software, financial, and business data files.

Item 3. Legal Proceedings

Torchmark and its subsidiaries continue to be named as parties to pending or threatened legal proceedings. These lawsuits involve tax matters, alleged breaches of contract, torts, including bad faith and fraud claims based on alleged wrongful or fraudulent acts of agents of Torchmark's subsidiaries, employment discrimination, and miscellaneous other causes of action. Many of these lawsuits involve claims for punitive damages in state courts of Alabama, a jurisdiction particularly recognized for its large punitive damage verdicts. A number of such actions involving Liberty also name Torchmark as a defendant. In 1999, Alabama enacted legislation limiting punitive damages in non-physical injury cases to the greater of $500,000 or three times compensatory damages. Since this legislation has not undergone scrutiny by appellate courts regarding its constitutionality and a jury's discretion regarding the amount of compensatory damages (including mental anguish) awarded in any given case is not precisely defined, the effect of this legislation on Torchmark's litigation remains unclear. The likelihood or extent of a punitive damage award in any given case is currently impossible to predict. As of December 31, 2001, Liberty was a party to approximately 86 active lawsuits (including 9 employment related cases and excluding interpleaders and stayed cases), 62 of which were Alabama proceedings and 7 of which were Mississippi proceedings in which punitive damages were sought. Liberty faces trial settings in these cases on an on-going basis.

Based upon information presently available, and in light of legal and other factual defenses available to Torchmark and its subsidiaries, contingent liabilities arising from threatened and pending litigation are not presently considered by management to be material. It should be noted, however, that large punitive damage awards bearing little or no relation to actual damages awarded by juries in jurisdictions in which Torchmark has substantial business, particularly Alabama and Mississippi, continue to occur, creating the potential for unpredictable material adverse judgments in any given punitive damage suit.

Previous reports have disclosed that in July 1998, a jury in the U.S. District Court in the Middle District of Florida recommended an aggregate total verdict amounting to $21.6 million against Liberty in *Hipp v. Liberty National Life Insurance Company* (Case No. 95-1332-CIV-17A). This case, originally filed in 1995 in the Florida court system, is a collective action under the Fair Labor Standards Act, alleging age discrimination by Liberty in violation of the Age Discrimination in Employment Act and the Florida Civil Rights Act. The plaintiffs, ten present or former Liberty district managers, sought damages for lost wages, loss of future earnings, lost health and retirement benefits and lost raises and expenses. Three of these plaintiffs, Florida residents, also sought compensatory and punitive damages allowable under Florida law. On November 20, 1998, the District Court remitted the $10 million punitive damage portion of the jury verdict to $0, thus reducing the total verdict to $11 million (including an advisory verdict of $3.2 million in front pay awards). Additional revised front pay submissions were made by the plaintiffs to the District Court in December 1998 and Liberty responded thereto in January 1999. On March 11, 1999, the District Court reduced the *Hipp* verdict to $7 million by denying the plaintiffs front pay damages and remitting the punitive damages awarded to the Florida resident plaintiffs to the $100,000 limit allowable under Florida law. Final judgment was entered by the District Court and Liberty filed its appeal with the Circuit Court of Appeals for the Eleventh Circuit on September 27, 1999. Oral arguments in this appeal were presented before the Eleventh Circuit on September 18, 2000. On May 29, 2001, the Eleventh Circuit reversed and rendered the *Hipp* decision. Plaintiffs subsequently filed a petition for an en banc rehearing with the Eleventh Circuit, which was denied August 14, 2001. On February 19, 2002, the United States Supreme Court denied plaintiffs' motion for a writ of certiorari.

As previously reported, on March 15, 1999, Torchmark was named as a defendant in consolidated derivative securities class action litigation involving Vesta Insurance Group, Inc. filed in the U.S. District Court for the Northern District of Alabama (*In re Vesta Insurance Group, Inc. Securities Litigation*. Master File No. 98-AR-1407-S). The amended consolidated complaint in this litigation alleges violations of Section 10(b) of the Securities Exchange Act of 1934 by the defendants Vesta, certain present and former Vesta officers and directors, Vesta's former independent public accountants and Torchmark and of Section 20(a) of the Exchange Act by certain former Vesta officers and directors and Torchmark acting as "controlling persons" of Vesta in connection with certain accounting irregularities in Vesta's reported financial results and filed financial statements. Unspecified damages and equitable relief are sought on behalf of a purported class of purchasers of Vesta equity securities between June 2, 1995 and June 29, 1998. A class was certified in this litigation on October 25, 1999. In September, 2001, Torchmark filed a motion for summary judgment, which was denied by the District Court on January 10, 2002.

As previously reported, Liberty was served on October 28, 1999 with a subpoena from the Florida Department of Insurance in connection with that Department's investigation into Liberty's sales practices and disclosures in the State of Florida regarding industrial life insurance and low coverage life insurance policies. Liberty has also received similar subpoenas from the Alabama, Georgia, Kentucky, Texas, South Carolina and Minnesota Insurance Departments regarding its industrial life insurance and other low face-amount life insurance policies sold in those states. Specific inquiry is made into the historical use of race-based mortality, a practice discontinued by Liberty many years ago. In 1988, Liberty endeavored to convert to paid-up status those purely race-based policies that then remained in premium-paying status. Liberty has been and continues responding to these subpoenas in a timely fashion. In July 2000, the Florida and Georgia Insurance Departments issued cease and desist orders to all companies reporting premium income from industrial life insurance, including Liberty, stating that, to the extent that any company is currently collecting any race-based insurance premiums from Florida and Georgia residents, respectively, it immediately cease and desist from collecting any premium differential based on the race of the policyholders. Upon receiving the Georgia order, Liberty informed the Georgia Insurance Department that Liberty did not interpret the Georgia Department's directive as a cease and desist order since it did not afford Liberty the opportunity for a mandatory or voluntarily requested hearing thereunder. On August 22, 2000, the Florida District Court of Appeals issued an order staying the Florida Insurance Department's immediate final cease and desist order, pending appeals to the Florida Supreme Court. The Florida Supreme Court subsequently reversed and rendered the District Court of Appeals' order, and thus declared the cease and desist order null and void. Liberty, as an Alabama domestic company, was examined by representatives of the Alabama Department of Insurance with regard to issues parallel to those raised by the State of Florida. By order dated January 28, 2002, the Alabama Department finalized a report of its examination of Liberty. The report has now been turned over to the Alabama Department's Legal Division for further consideration.

On December 8, 1999, purported class action litigation was filed against Liberty in the United States District Court for the Northern District of Alabama (*Moore v. Liberty National Life Insurance Company*, Case No. CV-99-BU-3262-S), on behalf of all African-Americans who have or have had at the time of policy termination an ownership interest in certain life insurance policies ($25,000 face amount or less) marketed by Liberty and certain of its former subsidiaries. The alleged class period covers virtually the entire twentieth century. Plaintiffs allege racial discrimination in Liberty's premium rates in violation of 42 U.S.C. § 1981, breach of fiduciary duty in sales and administrative practices, receipt of excessive and unreasonable premium payments by Liberty, improper hiring, supervision, retention and failure to monitor actions of officers, agents and employees, breach of contract in dismantling the debit premium collection system, fraudulent inducement and negligent misrepresentation. Unspecified compensatory and punitive damages are sought together with a declaratory judgment and equitable and/or injunctive relief, including establishment of a constructive trust for the benefit of class members. Defendants filed a motion for judgment on the pleadings or in the alternative for summary judgment on January 27, 2000. On April 7, 2000, the District Court entered an order granting Liberty's motion for judgment on the pleadings and dismissing plaintiffs' claims under 42 U.S.C. § 1981 with prejudice as time-barred and dismissing their state law claims without prejudice to re-file in state court if desired. Plaintiffs subsequently filed motions with the District Court to reconsider its April 17, 2000 order and for permission to file an amended complaint adding similar claims under 24 U.S.C. § 1982. Liberty opposed this motion. On June 22, 2000, purported class action litigation with allegations comparable to those in the *Moore* case was filed against Liberty in the Circuit Court of Jefferson County, Alabama (*Baldwin v. Liberty National Life Insurance Company*, Case No. CV 00-684). The *Baldwin* case is currently stayed pending disposition of the *Moore* case.

On July 3, 2000, the District Court issued an order in the *Moore* case granting in part and denying in part the plaintiffs' motions. The District Court ordered the *Moore* plaintiffs to file an amended complaint setting forth their claims under 28 U.S.C. §§ 1981 and 1982 and, if such claims are timely, any state law claims for breach of contract related to the discontinuance of debit collections, and dismissed with prejudice all remaining state law claims of the plaintiffs as time-barred by the common law rule of repose. On July 14, 2000, plaintiffs filed their amended complaint with the District Court and Liberty filed a motion to alter or amend the District Court's July order or, in the alternative, requested that the District Court certify for purposes of appeal the issue whether the state law doctrine of repose should be applied to and bar plaintiffs' actions under §§ 1981 and 1982. The District Court entered such an order on July 21, 2000 and stayed proceedings in *Moore* pending resolution of Liberty's petition to the U.S. Circuit Court of Appeals for the Eleventh Circuit. Liberty filed a petition on July 30, 2000 with the Eleventh Circuit seeking that Court's permission to appeal the portions of the District Court's July order in *Moore* granting the plaintiffs the right to file the amended complaint. The Eleventh Circuit Court granted Liberty's motion and agreed to consider Liberty's arguments regarding the applicability of the state law of repose to actions under §§1981 and 1982. Oral arguments were heard by the Eleventh Circuit Court on July 20, 2001. On September 28, 2001, the Eleventh Circuit Court ruled that the rule of repose was not a bar to the *Moore* claims in federal court and that there is no reverse pre-emption under the McCarrin Ferguson Act. Liberty has filed a petition seeking an en banc rehearing in the Eleventh Circuit Court, which was subsequently denied. Liberty filed a petition for a writ of certiorari with the U.S. Supreme Court on February 21, 2002. The District Court has scheduled the filing of motions for class certification in *Moore* for November 21, 2002.

Four individual cases with similar allegations to those in the *Moore* case which were filed against Liberty in various state Circuit Courts in Alabama remain pending and have been removed and/or transferred to the U.S. District Courts for either the Middle or Northern Districts of Alabama. The *Moore* case and those cases transferred to the Northern District of Alabama have been assigned to Judge U.W. Clemon, a noted former civil rights attorney. In the earliest filed of the individual state court actions, *Walter Moore v. Liberty National Life Insurance Company* (Circuit Court of Dallas County, CV 00-306) the Court entered an order granting summary judgment in favor of Liberty based upon the doctrine of repose and has subsequently denied a motion to reconsider its dismissal of this case.

Hudson v. Liberty National Life Insurance Company, one of the four individual cases referenced above, was filed in the Circuit Court of Bullock County, Alabama on February 28, 2001 (Case No. CV 2001-25) and contains similar allegations to those in *Moore*. After denials by the Bullock Circuit Court of Liberty's motion to dismiss and request that certain questions arising in the litigation be certified to the Alabama Supreme Court, Liberty sought a writ of mandamus on the certified questions issue from the Alabama Supreme Court. The Alabama Supreme Court agreed to hear Liberty's petition for writ of mandamus seeking to have the Supreme Court direct the trial court to grant Liberty's motion to dismiss or for a summary judgment or to certify for interlocutory appeal the Circuit Court's denial of such motion. On January 18, 2002, the Alabama Supreme Court denied Liberty's request for the writ of mandamus but noted that Liberty's motion for summary judgment based on the rule of repose remains pending in the trial court and is ripe for adjudication. Upon remand, plaintiff amended his complaint to add causes of action under Federal law and Liberty is seeking to remove this case to Federal court as discussed above.

In the fifth individual state court action, *(Edwards v. Liberty National Life Insurance Company,* Case No. CV 0005872), the trial court denied Liberty's motion seeking a summary judgment based upon the rule of repose but indicated that it would reconsider that motion after discovery. Liberty filed a motion to alter or amend the trial court's order, or in the alternative, for an interlocutory appeal. In September 2001, the trial court in that case vacated its earlier order and stayed the litigation pending resolution of the *Hudson* case, which is discussed above. On February 22, 2002, the trial court held a hearing regarding the stay in *Edwards*.

On March 15, 2001, purported class action litigation was filed against Liberty in the United States District Court for the District of South Carolina (*Hinton v. Liberty National Life Insurance Company*, Civil Action No. 3-01-68078 19), containing allegations largely similar to the *Moore* case filed in the Federal District Court for the Northern District of Alabama. Liberty was described in the suit as successor in interest of New South Life Insurance Company (New South), an insurer acquired out of receivership by an entity which was subsequently acquired by Peninsular Life Insurance Company (Peninsular). In 1985, Liberty reinsured a block of insurance business from Peninsular, including business formerly written by New South. Liberty has requested indemnification in the *Hinton* litigation from Peninsular and its successors in interest. Liberty sought a writ of mandamus in *Hinton* from the Fourth Circuit Court of Appeals as well as a change of venue to consolidate the *Hinton* case with the *Moore* case currently pending in Federal District Court in Alabama. Both the change in venue and the writ of mandamus were denied. However, the South Carolina District Court issued an order inviting the parties to resubmit a motion for change of venue. Liberty National filed such a motion to transfer the case to the U.S. District Court for the Northern District of Alabama, which was granted by the South Carolina District Court on February 12, 2002.

Another action with similar allegations to *Moore*, which also includes claims for race discrimination under 24 U.S.C. §§1981 and 1982, was filed against Liberty in U.S. District Court for the Northern District of Alabama on January 28, 2002 (*Hull v. Liberty National Life Insurance Company*, Civil Action No.: CV-02-C-0219-W).

On July 26, 2001, litigation was filed against Torchmark and three current members of Torchmark's Board of Directors in the United States District Court for the District of Kansas (*Waddell & Reed Financial, Inc. v. Torchmark Corporation*, Civil Action No. 01-2372-KHV). Plaintiffs assert that defendants engaged in a scheme to control and injure Waddell & Reed Financial after it was spun-off by Torchmark in November 1998, to interfere with the business relationship between a Waddell & Reed Financial subsidiary, Waddell & Reed, Inc. (W&R) and a Torchmark subsidiary, United Investors Life Insurance Company (UILIC), and to injure W&R Financial as well as asserting that one of the individual defendants sought to interfere with W&R Financial's relationship with the United Group of Mutual Funds. The litigation alleges RICO violations, breaches of fiduciary duty by the three individual defendants, knowing participation in such breaches of fiduciary duty by Torchmark and intentional interference with prospective business relations in connection with the relationship between W&R and UILIC. Plaintiffs seek actual, punitive and treble damages, interest, fees and costs under RICO of $29 million, $13.4 million plus punitive damages, interest and costs on the intentional interference allegations and a total of $58 million on the remaining two counts.

Defendants filed a motion to abstain or, in the alternative, to dismiss the Kansas District Court litigation on August 22, 2001, citing pending litigation filed in Alabama state circuit court by Torchmark and its subsidiary, UILIC against W&R Financial and W&R involving an alleged agreement dealing with existing in-force UILIC variable annuity business marketed by W&R as well as the prior dismissal by the Kansas District Court of litigation originally filed by W&R against UILIC in Kansas state court involving such variable annuity business. Defendant's motion was denied but the Kansas District Court ruled that a judgment in the prior Alabama litigation would likely be *res judicata* as to the claims against Torchmark and one of the individual defendants in the current Kansas litigation. Trial of the Alabama state court litigation began February 19, 2002.

On September 28, 2001, a shareholder derivative action was filed in the Circuit Court of Jefferson County, Alabama against Torchmark, two unaffiliated limited liability companies, and three individual defendants (*Bomar v. Torchmark Corporation*, Case No. CV 0105981). The derivative action arises from an October 1, 1999 transaction in which the three individual defendants (one of whom is a director and former Chairman of Torchmark and a second of whom is a former officer of a former real estate subsidiary of Torchmark) acting through two unaffiliated limited liability companies acquired the majority of the investment real estate of Torchmark together with other properties. Plaintiff alleges that, despite review and approval of the transaction by all independent and disinterested members of the Torchmark

Board of Directors, the transaction was procedurally and substantively unfair to Torchmark and resulted from the breach of fiduciary duties of loyalty owed to Torchmark by two of the above described individual defendants and the knowing participation of the third individual defendant in the alleged breach of fiduciary duty. Establishment of a constructive trust for such assets for the benefit of Torchmark and its shareholders, an accounting for profits and unspecified compensatory and punitive damages are sought.

On October 16, 2001, defendant Torchmark filed a motion to dismiss and to stay discovery in the *Bomar* action, asserting plaintiff's lack of standing, failure to make a legally-required demand on the Board of Directors of Torchmark and failure to comply with certain Alabama Rules of Civil Procedure. On October 17, 2001, the Board of Directors created a special litigation committee comprised of two independent, disinterested directors to review and make determinations and a report with regard to the transactions involved in such suit. Defendant Torchmark's motion was amended on October 19, 2001 to include as further grounds for dismissal and stay the creation of that special litigation committee and the delegation of complete authority to said committee to review the transaction and determine whether prosecution of the *Bomar* action is in the interests of Torchmark and its shareholders and what action Torchmark should take with regard to the *Bomar* action. The committee, through its separately retained counsel, advised the Court that it concurred in Torchmark's motions. The plaintiff subsequently amended her complaint to delete the request for establishment of a constructive trust. A hearing on Torchmark's amended motion to dismiss and stay discovery was held November 13, 2001 and on November 26, 2001, the Circuit Court issued an order staying all proceedings in *Bomar* for 150 days during which the special litigation committee was charged with investigating, reviewing and analyzing the asserted claims, completing its written report and filing the same with the Circuit Court. The special litigation committee has obtained from Torchmark the documentary evidence it requested from the company and in February, 2002 commenced its witness interview process.

On January 22, 2002, purported class action litigation was filed against Liberty and Torchmark in the Circuit Court of Choctaw County, Alabama on behalf of all persons who currently or in the past were insured under Liberty cancer policies which are no longer marketed regardless of whether such policies remain in force or have lapsed (*Roberts v. Liberty National Life Insurance Company*, Case No. CV-2002-009-B). Plaintiffs in this action purchased guaranteed renewable cancer policies wherein Liberty reserved the right to change premium rates. They allege that Liberty ceased marketing certain cancer policies—"closed" the block of business, capping the potential pool of insureds and leading to increased premiums to the remaining insureds. They further allege that in instituting premium increases on cancer policies after the *Robertson v. Liberty National Life Insurance Company* class action settlement, Liberty misrepresented the reasons for such premium increases. This action asserts claims for breach of contract in implementing premium rate increases on a basis other than that set out in the policies, misrepresentation regarding the premium increases, fraud and suppression concerning the closed block of business and unjust enrichment. Unspecified compensatory and punitive damages, attorneys fees, costs and interest are sought by plaintiffs on behalf of the class.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of shareholders, through the solicitation of proxies or otherwise, during the fourth quarter of 2001.

PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

The principal market in which Torchmark's common stock is traded is the New York Stock Exchange. There were 5,749 shareholders of record on December 31, 2001, excluding shareholder accounts held in nominee form. Information concerning restrictions on the ability of Torchmark's subsidiaries to transfer funds to Torchmark in the form of cash dividends is set forth in *Note 16—Shareholders' Equity* in the *Notes to Consolidated Financial Statements* on page 69. The market prices and cash dividends paid by calendar quarter for the past two years are as follows:

	2001 Market Price		
Quarter	High	Low	Dividends Per Share
1	$38.8300	$33.2500	$ .0900
2	40.2100	36.5700	.0900
3	43.0500	35.6000	.0900
4	39.9500	37.0300	.0900

Year-end closing price $39.3300

	2000 Market Price		
Quarter	High	Low	Dividends Per Share
1	$28.9375	$18.7500	$ .0900
2	28.7500	21.6250	.0900
3	29.5625	24.0625	.0900
4	41.1875	27.0625	.0900

Year-end closing price $38.4375

Item 6. Selected Financial Data

The following information should be read in conjunction with Torchmark's Consolidated Financial Statements and related notes reported elsewhere in this Form 10-K:

(Amounts in thousands except per share and percentage data)

Year ended December 31,	2001	2000	1999	1998	1997
Premium revenue:					
Life	$ 1,144,499	$ 1,082,125	$ 1,018,301	$ 959,766	$ 909,992
Health	1,010,753	911,156	824,816	759,910	739,485
Other	59,917	52,929	40,969	33,954	28,527
Total	2,215,169	2,046,210	1,884,086	1,753,630	1,678,004
Net investment income	491,830	472,426	447,337	459,558	429,116
Realized investment gains (losses)	(2,432)	(5,322)	(110,971)	(57,637)	(36,979)
Total revenue	2,707,042	2,515,894	2,226,895	2,157,876	2,071,103
Net operating income(1)	392,510	365,292	341,167	324,315	273,730
Net income from continuing operations	390,930	361,833	258,930	255,776	260,429
Net income	356,513	362,035	273,956	244,441	337,743
Annualized premium issued:					
Life	294,632	290,743	257,207	244,467	230,379
Health	213,284	252,472	192,826	138,899	106,853
Total	507,916	543,215	450,033	383,366	337,232
Per common share:					
Basic earnings:					
Net operating income(1)	3.14	2.85	2.56	2.32	1.97
Net income from continuing operations	3.12	2.83	1.95	1.83	1.87
Net income	2.85	2.83	2.06	1.75	2.43
Diluted earnings:					
Net operating income(1)	3.12	2.85	2.55	2.29	1.94
Net income from continuing operations	3.11	2.82	1.93	1.81	1.84
Net income	2.83	2.82	2.04	1.73	2.39
Cash dividends paid	0.36	0.36	0.36	0.58	0.59
Return on average common equity, excluding effect of SFAS 115, Vesta earnings, discontinued operations, and nonrecurring charge(3)	16.1%	16.3%	16.2%	15.1%	18.2%
Basic average shares outstanding	125,135	128,089	133,197	139,999	139,202
Diluted average shares outstanding	125,861	128,353	133,986	141,352	141,431

As of December 31,	2001	2000	1999	1998	1997
Cash and invested assets	$ 7,108,088	$ 6,506,292	$ 6,202,251	$ 6,417,511	$ 6,473,096
Total assets	12,428,153	12,962,558	12,131,664	11,249,028	11,127,648
Short-term debt	204,037	329,148	418,394	355,392	347,152
Long-term debt	536,152	365,989	371,555	383,422	564,298
Shareholders' equity	2,497,127	2,202,360	1,993,337	2,259,528	1,932,736
Per common share	20.32	17.43	15.10	16.51	13.80
Per common share excluding effect of SFAS 115	20.32	18.53	16.32	15.43	12.90
Annualized premium in force:					
Life	1,257,413	1,200,144	1,130,609	1,062,647(2)	1,007,379
Health	1,042,643	1,004,299	884,358	796,863	762,052
Total	2,300,056	2,204,443	2,014,967	1,859,510(2)	1,769,431

(1) Net income from continuing operations, excluding realized investment gains (losses), the related adjustment to deferred acquisition costs, equity in Vesta earnings for periods prior to 1999, a one-time gain on the sale of equipment, and the nonrecurring charge.(3)

(2) Annualized life premium in force excludes $5.3 million representing the Family Service business sold in 1998.

(3) The nonrecurring charge relates to a marketing agreement discussed more fully on page 24 of this report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statements. Torchmark cautions readers regarding certain forward-looking statements contained in the following discussion and elsewhere in this document, and in any other statements made by, or on behalf of Torchmark whether or not in future filings with the Securities and Exchange Commission. Any statement that is not a historical fact, or that might otherwise be considered an opinion or projection concerning Torchmark or its business, whether express or implied, is meant as and should be considered a forward-looking statement. Such statements represent management's opinions concerning future operations, strategies, financial results or other developments.

Forward-looking statements are based upon estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond Torchmark's control. If these estimates or assumptions prove to be incorrect, the actual results of Torchmark may differ materially from the forward-looking statements made on the basis of such estimates or assumptions. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable events or developments, which may be national in scope, related to the insurance industry generally, or applicable to Torchmark specifically. Such events or developments could include, but are not necessarily limited to:

1) Changing general economic conditions leading to unexpected changes in lapse rates and/or sales of Torchmark's policies;

2) Regulatory developments, including changes in governmental regulations (particularly those impacting taxes and changes to the federal Medicare program that would affect Medicare Supplement insurance) and regulatory inquiries regarding industrial life insurance;

3) Market trends in the senior-aged health care industry that provide alternatives to traditional Medicare, such as Health Maintenance Organizations and other managed care or private plans, and that could affect the sales of traditional Medicare Supplemental insurance;

4) Interest rate changes that adversely affect product sales and/or investment portfolio yield;

5) Changes in pricing competition;

6) Litigation results;

7) The inability of Torchmark to achieve the anticipated levels of administrative and operational efficiencies;

8) Levels of mortality, morbidity, and utilization of healthcare services that differ from Torchmark's assumptions;

9) The inability of Torchmark to obtain timely and appropriate premium rate increases for health insurance;

10) The customer response to new products and marketing initiatives;

11) Financial markets trends that affect sales of Torchmark's market-sensitive products; and

12) Reported amounts in the financial statements which are based on management's estimates and judgements which may differ from the actual amounts ultimately realized.

Readers are also directed to consider other risks and uncertainties described in other documents filed by Torchmark with the Securities and Exchange Commission.

The following discussion should be read in conjunction with the Selected Financial Data and Torchmark's Consolidated Financial Statements and Notes thereto appearing elsewhere in this report.

RESULTS OF OPERATIONS

Summary of Operating Results. Torchmark's management computes a classification of income called "net operating income" and uses it to evaluate the operating performance of the company. It differs from net income as reported in the financial statements in that it excludes nonrecurring and nonoperating income or loss items. These items are removed because they distort comparability of Torchmark's core operations from period to period. Net operating income also excludes discontinued operations.

The following items were excluded from net income as reported in Torchmark's financial statements in order to compute net operating income:

1) Realized investment losses, net of tax;
2) The nonrecurring loss from the redemption by Torchmark of its Monthly Income Preferred Securities (MIPS) and its debt in 2001 in the amount of $4.6 million net of tax and the gain from redemption of debt in 2000 of $.2 million net of tax;
3) A one-time gain on the sale of equipment (included in other income) in the after-tax amount of $3.3 million in 1999;
4) The effect of a required change in accounting principle which modified the accounting for an interest rate swap instrument, increasing net income in the after-tax amount of $16.1 million in 1999;
5) The effect of the required change to a new accounting principle revising the method for valuing certain asset-backed security investments, which resulted in an after-tax charge of $26.6 million in 2001;
6) A one-time charge relating to discontinued energy operations in 2001 in the amount of $3.3 million; and
7) A tax incurred related to the spin off of Waddell & Reed, Inc. (Waddell & Reed) in 1999 in the amount of $1.1 million after tax.

The charge related to discontinued energy operations arose from litigation which was ongoing at the time of Torchmark's divestiture of energy activities in 1996. This litigation was settled during 2001 and resulted in the charge. More information concerning this matter is found in *Note 18—Commitments and Contingencies* beginning on page 73 of this report.

Additionally, in 1999, Torchmark entered into a life insurance marketing arrangement with a third party, discussed more fully under the caption *Life Insurance* on page 24 of this report. This agreement contained certain cash guarantees to the third party which were substantially determined to not be recoverable by Torchmark based on test marketing results. Accordingly, Torchmark recorded a nonrecurring after-tax operating charge of $13 million, or $.10 per diluted share in 1999. Because this was an unusual one-time operating charge, net operating income has been presented before the charge in order to maintain year to year operating comparability.

A reconciliation of net operating income to net income on a per diluted share basis is as follows:

Reconciliation of Per Share Net Operating Income to Reported Net Income

	2001	2000	1999
Net operating income before nonrecurring operating charge	$3.12	$2.85	$2.55
Nonrecurring operating charge	—	—	(.10)
Net operating income	3.12	2.85	2.45
Realized investment losses, net of tax	(.01)	(.03)	(.54)
Gain on sale of equipment, net of tax	—	—	.02
Net income from continuing operations	3.11	2.82	1.93
Discontinued operations, net of tax	(.03)	—	(.01)
Gain (loss) on redemption of MIPS and debt, net of tax	(.04)	—	—
Changes in accounting principles, net of tax	(.21)	—	.12
Net income	$2.83	$2.82	$2.04

Net realized investment losses in 2001 were $1.6 million after tax, compared with $3.5 million after-tax in 2000. Realized investment losses in 1999 in the after-tax amount of $72 million included a $41 million after-tax loss from the sale of real estate and a $19 million after-tax loss from the sale of fixed maturities. Realized losses in 1999 also included a $12 million after-tax loss from the reduction in value of Torchmark's interest rate swap.

The redemption of Torchmark's debt and MIPS are discussed under the caption *Capital Resources* beginning on page 33 of this report. The changes in accounting principles are discussed in *Note 15—Changes in Accounting Principles* in the *Notes to Consolidated Financial Statements* on page 68 of this report.

Torchmark reports basic and diluted earnings per share. Basic earnings per share are based on the average shares outstanding during the period. Diluted earnings per share assume the exercise of Torchmark's employee stock options for which the exercise price was lower than the market price during the year and the impact that their exercise would have on shares outstanding. Diluted earnings per share differ from basic earnings per share in that they are influenced by changes in the market price of Torchmark stock and the number of options outstanding. Unless otherwise indicated, all references to per share data in this report are on the basis of diluted shares.

A comparison of Torchmark's basic and diluted earnings per share is as follows:

Earnings and Earnings Per Share

(Dollar amounts in thousands, except for per share data)

	For the Year Ended December 31,		
	2001	2000	1999
Net operating income before nonrecurring charge:			
Amount	$392,510	$365,292	$341,167
Per Share:			
Basic	3.14	2.85	2.56
Diluted	3.12	2.85	2.55
Net operating income:			
Amount	392,510	365,292	327,744
Per Share:			
Basic	3.14	2.85	2.46
Diluted	3.12	2.85	2.45
Net income:			
Amount	356,513	362,035	273,956
Per Share:			
Basic	2.85	2.83	2.06
Diluted	2.83	2.82	2.04

Total revenues were $2.71 billion in 2001, an 8% increase over 2000 revenues of $2.52 billion. Revenues rose 13% in 2000 over 1999 revenues of $2.23 billion. After adjustment for realized investment losses in each year, revenues grew 7% to $2.71 billion in 2001 from $2.52 billion in 2000. They increased 8% in 2000 over the prior year. Total premium rose $169 million, or 8%, to $2.22 billion in 2001. Total premium increased 9% in 2000 to $2.05 billion. Life insurance premium grew 6% in 2001 to $1.14 billion, an increase of $62 million. Health premium in 2001 rose 11% to $1.01 billion, an increase of $100 million. Net investment income increased $19 million, or 4%, in 2001 to $492 million. Life premium increased 6% to $1.08 billion and health premium grew 10% to $911 million in 2000. Net investment income rose 6% in 2000 to $472 million.

Other operating expenses, which consist of insurance administrative expenses and expenses of the parent company, were $129 million in 2001, compared with $121 million in 2000 and $115 million in 1999. Other operating expenses as a percentage of revenues, excluding realized losses, declined in each period and were 4.77% in 2001, 4.81% in 2000, and 4.93% in 1999. The components of Torchmark's revenues and operations are described in more detail in the discussion of Insurance and Investment segments found on pages 20 through 32 of this report.

The following table is a summary of Torchmark's net operating income. Insurance underwriting income is defined by Torchmark management as premium income less net policy obligations, commissions, acquisition expenses, and insurance administrative expenses plus other income. Excess investment income is defined as tax-equivalent net investment income reduced by the interest credited to net policy liabilities and financing costs. Financing costs include the interest on Torchmark's debt and the dividends on its MIPS and Trust Preferred Securities, less the reduction in financing costs effected by interest rate swaps on certain of these instruments.

Summary of Net Operating Income
(Dollar amounts in thousands except per share data)

	2001		2000		1999	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Insurance underwriting income before other income, administrative expenses, and nonrecurring charge:						
Life	$283,392	58.7%	$ 270,663	58.5%	$ 263,269	60.5%
Health	173,458	36.0	161,116	34.8	144,632	33.3
Annuity	25,696	5.3	30,959	6.7	26,831	6.2
Total	482,546	100.0%	462,738	100.0%	434,732	100.0%
Other income	4,391		4,650		3,348	
Administrative expenses	(119,038)		(111,817)		(104,903)	
Insurance underwriting income	367,899		355,571		333,177	
Excess investment income (tax equivalent basis)	255,545		226,986		215,387	
Corporate expense	(10,104)		(9,369)		(10,166)	
Goodwill amortization	(12,075)		(12,075)		(12,075)	
Tax equivalency adjustment	(4,377)		(8,655)		(11,487)	
Pretax net operating income	596,888		552,458		514,836	
Income tax	(204,378)		(187,166)		(173,669)	
Net operating income before nonrecurring charge	392,510		365,292		341,167	
Nonrecurring charge, net of tax	-0-		-0-		(13,423)	
Net operating income	$392,510		$ 365,292		$ 327,744	
Net operating income before nonrecurring charge per diluted share	$ 3.12		$ 2.85		$ 2.55	
Net operating income per diluted share	$ 3.12		$ 2.85		$ 2.45	

On a per share basis, Torchmark's net operating income before nonrecurring charge grew 9% in 2001 and 12% in 2000. In dollar amounts, Torchmark's net operating income before nonrecurring charge rose 7% in both periods. Per share growth exceeded growth in the dollar amounts as a result of share buybacks in both periods. Contributing to the growth in net operating income were gains in insurance underwriting income and excess investment income. Insurance underwriting income grew 3% in 2001 to $368 million, after having increased 7% in 2000. Excess investment income also grew in both periods. The 13% increase in 2001 excess investment income was due primarily to the decrease in financing costs brought about by the lower interest rate environment in 2001 and debt refinancings during the year. The 2000 increase of 5% in excess investment income was a result of the 6% growth in net investment income. Refer to the discussion of *Investments* on page 29 and *Capital Resources* on page 33 of this report. Torchmark's core operations are segmented into insurance underwriting operations and investment operations. Insurance underwriting operations are further segmented into life insurance, health insurance, and annuity product groups. A detailed discussion of each of Torchmark's segments follows.

Life insurance. Life insurance is Torchmark's largest segment in terms of revenue, with life premium representing 52% of total premium in 2001 and with life underwriting income before other income and administrative expense representing 59% of the total in 2001.

Life insurance premium rose 6% in 2001 to $1.14 billion from $1.08 billion in 2000. Life premium increased 6% in 2000 from $1.02 billion. Sales of life insurance, in terms of annualized premium, were $295 million in 2001, increasing 1% over 2000 sales of $291 million. This compares with 13% growth in 2000 sales over 1999 sales of $257 million. Annualized premium in force is often indicative of future premium income over the near term. Annualized life premium in force was $1.26 billion at December 31, 2001, compared with $1.20 billion at 2000 year end, an increase of 5%. Annualized premium in force grew 6% in 2000 from $1.13 billion at year-end 1999. Annualized premium in force and issued data includes amounts collected on certain interest-sensitive life products which are not recorded as premium income but excludes single-premium income and policy account charges.

Life insurance products are marketed through a variety of distribution channels. The following table presents life insurance premium by distribution method during each of the three years ended December 31, 2001.

LIFE INSURANCE
Premium by Distribution Method
(Dollar amounts in thousands)

	2001		2000		1999	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Liberty National Exclusive Agency	$ 297,223	26.0%	$ 294,197	27.2%	$ 288,330	28.3%
Direct Response	289,097	25.3	267,899	24.7	245,824	24.1
American Income Exclusive Agency	246,690	21.5	231,149	21.4	217,367	21.3
United American Independent Agency	47,415	4.1	42,305	3.9	37,375	3.7
United American Branch Office Agency	19,255	1.7	19,393	1.8	19,318	1.9
Other	244,819	21.4	227,182	21.0	210,087	20.7
	$1,144,499	100.0%	$1,082,125	100.0%	$1,018,301	100.0%

Direct Response marketing is conducted through direct mail, co-op mailings, television and consumer magazine advertising, and direct mail solicitations endorsed by groups, unions and associations. This group markets a line of life products primarily to juveniles, their parents, and other adults over age 50 with face amounts of around $13,500 on average. In addition to life insurance marketing, the Direct Response operation has promoted growth in some of Torchmark's agent-based distribution channels through marketing support. This support includes providing sales leads and assisting in agent recruiting and has contributed indirectly to the growth in premium in other Torchmark distribution agencies. The Direct Response operation is characterized by lower acquisition costs than Torchmark's agency-based marketing systems. It accounted for over 25% of Torchmark's life insurance premium during 2001. Direct Response life premium rose 8% in 2001 to $289 million. Direct Response life premium was $268 million in 2000, increasing 9% over 1999 premium of $246 million.

Direct Response annualized life premium in force rose 7% to $326 million at December 31, 2001 from $306 million a year earlier. At December 31, 2001, Direct Response life annualized premium in force was 26% of Torchmark's total, the largest of any component distribution group. Direct Response life insurance annualized premium in force grew 8% in 2000.

Sales of life insurance in terms of annualized premium issued for the Direct Response group were $112 million in 2001. These sales represented a slight decline from $113 million in 2000. In early 2001, Torchmark discontinued certain products in the Direct Response market in order to focus on sales of more profitable business. The discontinuing of sales of these products resulted in the flattening of 2001 sales. Annualized premium sold in 2000 by the Direct Response operation increased 18% over 1999 sales of $96 million, due in part to a higher average premium per policy issued. The annualized life premium issued by the Direct Response group represented 38% of Torchmark's total life sales in 2001.

The Liberty National Exclusive Agency distribution system markets primarily to middle income markets in several southeastern states. It represented Torchmark's largest contribution to life insurance premium income in each of the three years presented, although its proportion of the total has declined in each successive year. Liberty's life premium rose 1% in 2001 to $297 million, representing 26% of Torchmark's total life premium. Life premium in 2000 was $294 million, an increase of 2% over the prior year. The annualized life premium in force of the Liberty Agency was $315 million at year-end 2001, compared with $312 million and $307 million at year-ends 2000 and 1999, respectively. Liberty's annualized life premium in force represented 25% of total life annualized premium in force at December 31, 2001. Life premium sales for this agency, in terms of annualized premium issued, grew 2% during 2001 to $55 million, compared with 4% growth in 2000. Sales growth in the Liberty Agency is largely attributable to growth in the number of agents. Liberty's agent count increased 7% from 1,902 at year-end 1999 to 2,032 at year-end 2000, and then further increased another 6% in 2001 to 2,162 agents. Ongoing agent recruitment efforts and training programs, which help to improve agent retention, have been responsible for the growth in this agency. Management believes that the continued recruiting of new agents and the retention of productive agents are critical to the continued growth of sales in controlled agency distribution systems.

The American Income Exclusive Agency is a distribution system that focuses on members of labor unions, credit unions, and other associations for its life insurance sales. It is a high profit margin business characterized by lower policy obligation ratios. This agency was Torchmark's fastest growing agency during 2001, accounting for the largest growth in both life sales and annualized life premium in force among Torchmark's distribution methods. Annualized life premium in force was $266 million at year-end 2001, an increase of 8% over 2000 premium in force of $245 million. Annualized life premium in force rose 6% in 2000. Sales, in terms of annualized premium issued, rose 17% in 2001 to $66 million, compared with an increase of 5% in 2000 to $57 million. This increase was 1% in 1999. The turnaround in sales for this agency over the last three years was a result of the growth in the number of agents. Prior to and during early 1999, this agency had suffered significant declines in its agent count. At December 31, 1998, there were 1,222 American Income agents. However, changes in American Income's marketing organization were implemented in 1999 to reverse the decline in the number of agents. As a result, this agency has grown steadily since mid-1999. While an overall decline in agent count occurred in the year 1999 to 1,197 agents because of agent losses early in that year, the agent count rose 13% in 2000 to 1,352 agents and further grew 31% in 2001 to 1,768 agents. American Income's marketing organization continues to implement efforts to improve agent recruiting, retention, and productivity in order to increase the size of this agency. The American Income Agency contributed $247 million of life insurance premium during 2001, representing 22% of Torchmark's total. The 2001 premium increased 7% over 2000 premium of $231 million, which in turn rose 6% over the prior year.

The United American Independent and Branch Office Agencies together represented about 6% of Torchmark's total life premium in 2001. On a combined basis, life premium rose 8% to $67 million in 2001 after a 9% increase in 2000 from $57 million to $62 million. Annualized life premium issued in 2001 was $29 million, compared with $30 million in 2000. In 2000, these issues had increased 63% over 1999 issues of $19 million. Annualized life premium in force in 2001 was flat with the prior year at $75 million but rose 14% in 2000 from $65 million.

Torchmark's Other life insurance distribution system consists of its Military Agency, United Investors Agency, and other small miscellaneous sales agencies. Torchmark's Military Agency consists of a nationwide independent agency whose sales force is comprised of former commissioned and noncommissioned military officers who sell exclusively to commissioned and noncommissioned military officers and their families. This business consists of whole life products with term insurance riders and is characterized by low lapse rates. The United Investors Agency is comprised of several independent agencies. Prior to 2001, United Investors' distribution was primarily through the sales representatives of a former Torchmark subsidiary, Waddell & Reed. Torchmark spun off Waddell & Reed in 1998, and United Investors terminated the Waddell & Reed agency contract in 2001. However, some Waddell & Reed agents have obtained personal appointments with United Investors in order to continue to sell United Investors' life products. Life premium income from the Other distribution category grew 8% to $245 million in 2001 and also 8% to $227 million in 2000. Life premium income from the Other group accounted for 21% of Torchmark's total life insurance premium income in the year 2001. Annualized life premium in force grew 5% in 2001 to $275 million, after having increased 8% to $262 million in 2000. A major factor in the growth of premium income and in-force premium relates to the high persistency associated with the Military business. Annualized premium sold during 2001 in the Other distribution category was $32 million, a decline from both 2000 and 1999 sales which were $37 million in each year.

In addition to life insurance sales, this distribution system has also engaged in the production of variable life collections. In 2001, collections were $34 million, compared with 2000 collections of $41 million, a decline of 18%. In 2000, these collections rose 28% over the prior year. Although variable life collections are not included in premium in force data, they are indicative of growth in the variable life account balance. Indirectly, they add to premium revenue through the policy account charges for insurance coverage and administration as the account balance grows. At December 31, 2001, the variable life account balance was $147 million. The following table summarizes selected variable life insurance information.

	Selected Variable Life Data		
	2001	2000	1999
	(Dollar amounts in thousands)		
Variable life collections during the year	$ 33,961	$ 41,465	$ 32,428
Variable life deposit balance at year end	146,547	157,800	138,752

LIFE INSURANCE
Summary of Results
(Dollar amounts in thousands)

	2001		2000		1999	
	Amount	% of Premium	Amount	% of Premium	Amount	% of Premium
Premium and policy charges	$1,144,499	100.0%	$1,082,125	100.0%	$1,018,301	100.0%
Policy obligations	754,193	65.9	711,833	65.8	666,122	65.4
Required interest on reserves	(263,748)	(23.0)	(246,989)	(22.8)	(229,287)	(22.5)
Net policy obligations	490,445	42.9	464,844	43.0	436,835	42.9
Commissions and premium taxes	63,949	5.5	59,754	5.5	56,341	5.5
Amortization of acquisition costs	201,322	17.6	188,268	17.4	170,444	16.7
Required interest on deferred acquisition costs	105,391	9.2	98,596	9.1	91,412	9.0
Total expense	861,107	75.2	811,462	75.0	755,032	74.1
Insurance underwriting income before other income, administrative expenses and nonrecurring charge	283,392	24.8%	270,663	25.0%	263,269	25.9%
Nonrecurring charge	-0-		-0-		(20,650)	
Insurance underwriting income before other income and administrative expenses	$ 283,392		$ 270,663		$ 242,619	

In the third quarter of 1999, Reader's Digest Association and Torchmark entered into an agreement to market Torchmark life insurance products to certain Reader's Digest customers. These products were marketed through Torchmark's Direct Response operation, and required Torchmark to guarantee specified compensation to Reader's Digest, regardless of marketing success. Test marketing began in the fourth quarter of 1999. The less than favorable results from these tests indicated that it would be unlikely that Torchmark would recover the full amount of compensation guaranteed to Reader's Digest under the terms of the agreement. As a result, Torchmark recorded a nonrecurring operating charge of $21 million in 1999. This charge represented $13 million after tax or $.10 per diluted share. During 2001 and 2000, Torchmark maintained its relationship with Reader's Digest and continued to use its subscriber lists in selective marketing of Torchmark insurance products. However, Torchmark only incurred its normal solicitation costs on this business and had no further costs related to the guaranteed compensation. Torchmark terminated its relationship with Readers Digest in 2002.

Life insurance gross margins have been presented in the above table to remove the effect of the 1999 nonrecurring charge, which distort comparisons. Excluding this charge, gross margins, as indicated by insurance underwriting income before other income and administrative expense, increased 5% in 2001 to $283 million after having risen 3% in 2000 to $271 million. As a percentage of life insurance premium, life insurance gross margins were 25% in both 2001 and 2000, but declined from 26% in 1999. One factor in the decline in both 2001 and 2000 is the reduction in underwriting income margins for Direct Response. As a percentage of premium, Direct Response underwriting income was 24.9% in 2001, compared with 26.3% in 2000 and 27.9% in 1999. As previously discussed, efforts are underway to discontinue the marketing of lower-margin Direct Response business.

Health Insurance. Torchmark markets its supplemental health insurance products through a number of distribution channels. The following table indicates health insurance premium income by distribution method during each of the three years ended December 31, 2001.

HEALTH INSURANCE
Premium by Distribution Method
(Dollar amounts in thousands)

	2001		2000		1999	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
United American Independent Agency	$ 464,100	45.9%	$442,370	48.6%	$427,023	51.8%
United American Branch Office Agency	323,159	32.0	254,267	27.9	194,594	23.6
Liberty National Exclusive Agency	155,886	15.4	151,363	16.6	143,857	17.4
American Income Exclusive Agency	49,835	4.9	48,296	5.3	47,564	5.8
Direct Response	17,773	1.8	14,860	1.6	11,778	1.4
	$1,010,753	100.0%	$911,156	100.0%	$824,816	100.0%

Health products sold by Torchmark insurance companies include Medicare Supplement, cancer, long-term care, and other under-age-65 limited-benefit supplemental medical and hospitalization products. As a percentage of annualized health premium in force at December 31, 2001, Medicare Supplement accounted for 73% and cancer 16%. The table below presents Torchmark's health insurance annualized premium in force by major product category at December 31, 2001 and for the two preceding years.

HEALTH INSURANCE
Annualized Premium in Force by Product
(Dollar amounts in thousands)

	December 31,					
	2001		2000		1999	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Medicare Supplement	$760,848	73.0%	$ 728,918	72.6%	$630,915	71.3%
Cancer	169,341	16.2	169,013	16.8	153,777	17.4
Other	112,454	10.8	106,368	10.6	99,666	11.3
Total	$1,042,643	100.0%	$1,004,299	100.0%	$884,358	100.0%

Premium for the health insurance segment increased 11% to $1.01 billion in 2001, exceeding the $1 billion milestone in health premium income for the first time. Health premium grew 10% to $911 million in 2000 and 9% to $825 million in 1999. Annualized health premium in force grew 4% to $1.04 billion at December 31, 2001 over the previous year-end balance of $1.00 billion. Health premium in force rose 14% during 2000. Sales of health insurance, in terms of annualized premium issued, declined 16% in 2001 to $213 million, after having increased 31% in 2000 to $252 million. Health sales in 1999 rose 39% to $193 million. The fluctuations in health sales are largely attributable to Medicare Supplement sales in each period.

Medicare Supplement insurance is sold primarily by the United American Branch Office Agency and the United American Independent Agency. Health sales in both agencies grew significantly in 1999 and 2000, but declined in 2001. The Branch Office Agency sold $103 million in annualized health premium in 1999, $145 million in 2000, and $116 million in 2001. These sales represent a 60% increase in 1999 and a 41% increase in 2000, but a decline of 20% in 2001. The United American Independent Agency had health annualized premium issued of $68 million, $85 million, and $74 million in each of the years 1999, 2000, and 2001, respectively. These sales represented increases of 35% and 25% in 1999 and 2000, respectively, but a reduction of 14% in 2001 from the prior year. There are two major factors which contributed to these fluctuations in Medicare Supplement sales. First, sales in recent years have been positively affected by the involuntary terminations of Medicare Health Maintenance Organization (HMO) members, causing these terminated members, or disenrollees, to seek Medicare Supplement coverage. In 2000, the number of disenrollees reached an unprecedented level. In 2001, however, these terminations were approximately half of those of the prior year. Second, Medicare Supplement sales faced increased premium rate pressure from competition in some markets as Torchmark implemented premium rate increases on its Medicare Supplement policies more timely than some competitors. Rate increases are required to offset health cost inflation. In addition to the increased competition, the number of producing agents at the United American Branch Office Agency declined in 2001 as agents in some markets left for easier sales at those competitors whose Medicare Supplement products were priced lower than Torchmark's. Prior to 2001, this agency had experienced rapid growth in appointed agents, which contributed greatly to the growth in sales in these periods. At the end of 2001, however, the number of producing agents was 1,644. Producing agents are those who have had a sale. Management believes that these competitive pressures will subside as competitors obtain rate increases; however, sales of Medicare Supplements during 2002 are expected to be somewhat less than for 2001 because new agents need to be recruited and trained, and fewer HMO disenrollees are expected.

Although sales declined in 2001, Medicare Supplement annualized premium in force at December 31, 2001 rose 4% to $761 million from $729 million at the end of 2000. Medicare Supplement annualized premium increased 16% in 2000.

Medicare Supplement policies are highly regulated at both the federal and state levels with standardized benefit plans, limits on first year agent compensation, and mandated minimum loss ratios. However, they remain a popular supplemental health policy with the country's large and growing group of Medicare beneficiaries. About 85% of all Medicare beneficiaries have Medicare Supplements to cover at least some of the deductibles and coinsurance for which the federal Medicare program does not pay. Because of loss ratio regulation, underwriting margins on Medicare Supplements are less than on Torchmark's life business. However, due to United American's low cost, service-oriented customer service and claims administration, as well as its economies of scale, it is a profitable line of business.

At one time, the primary competition for Medicare Supplement sales came from Medicare HMOs, the managed care alternative to traditional fee-for-service Medicare which eliminated the need for a supplemental policy. However, in the last few years, growing public dissatisfaction with managed care, increased medical cost inflation and increased Federal Government regulatory pressures on Medicare HMO's have caused a number of HMO's to withdraw from the market, reducing that competition. Other regulatory issues continue to affect the Medicare Supplement market. Medical cost inflation and changes to the Medicare program cause the need for annual rate increases, which generally require state insurance department approval. In addition, Congress and the Federal Administration have begun studying ways to restructure the Medicare program. Therefore, it is likely that changes will be made to the Medicare program at sometime in the future. However, it appears that there will continue to be an important role for private insurers in helping senior citizens cover their healthcare costs. As a result, Medicare Supplements should continue as a popular product for senior-age consumers.

Cancer insurance premium in force was flat in 2001 at $169 million, compared with 10% growth in 2000 and 6% growth in 1999. Sales of this product rose 7% in 2001 to $11 million after having declined in 2000 to $10 million from $11 million of 1999 sales. A portion of the growth in cancer annualized premium in force has been attributable to premium rate increases to offset increased health care costs. Cancer insurance products are sold primarily by the Liberty National Exclusive Agency. This agency represented 86% of Torchmark's total cancer annualized premium in force at December 31, 2001.

Annualized premium in force for other health products grew 6% in 2001 to $112 million, after rising 7% in 2000 to $106 million. Other health sales rose 7% in 2001 to $44 million, after having increased 38% in 2000.

HEALTH INSURANCE
Summary of Results
(Dollar amounts in thousands)

	2001		2000		1999	
	Amount	% of Premium	Amount	% of Premium	Amount	% of Premium
Premium	$1,010,753	100.0%	$911,156	100.0%	$824,816	100.0%
Policy obligations	663,908	65.7	591,022	64.9	535,901	65.0
Required interest on reserves	(14,911)	(1.5)	(15,736)	(1.7)	(17,383)	(2.1)
Net policy obligations	648,997	64.2	575,286	63.2	518,518	62.9
Commissions and premium taxes	99,047	9.8	91,069	10.0	84,913	10.3
Amortization of acquisition costs	71,913	7.1	68,778	7.5	64,046	7.8
Required interest on deferred acquisition costs	17,338	1.7	14,907	1.6	12,707	1.5
Total expense	837,295	82.8	750,040	82.3	680,184	82.5
Insurance underwriting income before other income and administrative expenses	$ 173,458	17.2%	$161,116	17.7%	$144,632	17.5%

Health insurance underwriting income before other income and administrative expense rose 8% in 2001 to $173 million, after having increased 11% in 2000. As a percentage of premium, underwriting income before other income and administrative expense remained somewhat steady throughout the three-year period ending in 2001, rising slightly in 2000 and declining slightly in 2001. Medicare Supplement margins are restrained by the federally mandated minimum loss ratio of 65%. Cancer product obligation ratios have increased in recent years primarily due to higher loss ratios experienced on a closed block of business. Management has actively sought timely and adequate premium rate increases from regulatory authorities to offset these cost increases and to maintain margins on this business.

Annuities. Annuity products are marketed by Torchmark to service a variety of needs, including retirement income and long-term, tax-deferred growth opportunities. Prior to 2001, Torchmark's annuities were sold primarily by the Waddell & Reed sales force, which marketed United Investors annuities and other products under a marketing agreement. In 2000, this sales force collected 96% of Torchmark's total annuity collections. Effective April 30, 2001, Torchmark terminated the marketing agreement providing for the sale of Torchmark's variable annuities by the Waddell & Reed sales force. Waddell & Reed was a former subsidiary of Torchmark which was spun off in 1998 and is no longer affiliated. In addition to no longer marketing United Investors' products, Waddell & Reed has been replacing United Investors' products with those of another carrier. As a result, Torchmark has experienced declines in annuity sales and deposit balances. A successor underwriter to market the variable annuity products of United Investors was appointed effective May 1, 2001. While Torchmark is now distributing variable annuities through other broker-dealers, it does not expect to emphasize the growth of this product line in the future.

In addition to the annuities marketed by the United Investors Agency, a small amount of fixed annuities are sold by the United American Independent Agency and the Liberty National Agency.

Annuities are sold on both a fixed and variable basis. Fixed annuity deposits are held and invested by Torchmark and are obligations of the company. Variable annuity deposits are invested at the policyholder's direction into his choice among a variety of mutual funds, which vary in degree of investment risk and return. A fixed annuity investment account is also available as a variable annuity investment option. Investments pertaining to variable annuity deposits are reported as "Separate Account Assets" and the corresponding deposit balances for variable annuities are reported as "Separate Account Liabilities."

Annuity premium is added to the annuity account balance as a deposit and is not reflected in income. Revenues on both fixed and variable annuities are derived from charges to the annuity account balances for insurance risk, administration, and surrender, depending on the structure of the contract. Variable accounts are also charged an investment fee and a sales charge. Torchmark benefits to the extent these policy charges exceed actual costs and, on fixed annuity policies, to the extent actual investment income exceeds the investment income which is credited to the policy.

The following table presents the annuity account balance at each year end and the annuity collections for each year for both fixed and variable annuities.

	Annuity Deposit Balances (Dollar amounts in millions)			Annuity Collections (Dollar amounts in thousands)		
	2001	2000	1999	2001	2000	1999
Fixed	$ 609.6	$ 661.6	$ 677.5	$ 33,461	$ 41,617	$ 71,696
Variable	2,355.7	3,583.6	3,274.9	111,768	608,251	392,769
Total	$2,965.3	$4,245.2	$3,952.4	$145,229	$649,868	$464,465

Collections of fixed annuity premium were $33 million in 2001, compared with $42 million in 2000, a 20% decrease. Fixed annuity premium collections declined 42% in 2000 from $72 million in 1999. The fixed annuity deposit balance declined 8% to $610 million at year-end 2001 from $662 million at year-end 2000. It declined 2% in the prior year from $677 million at year-end 1999. Torchmark has experienced weaker sales as a result of the reduced sales force and its reduced emphasis of these products. Lower interest rates have also been a factor in the reduced collections as alternative investments and other products have become more attractive.

Variable annuity collections declined 82% in 2001 to $112 million from $608 million in the prior year. Variable collections rose 55% from $393 million in 1999. The variable annuity account balance declined 34% in 2001 to $2.4 billion at December 31, 2001 from $3.6 billion at December 31, 2000. It increased 9% in 2000 from $3.3 billion at December 31, 1999. The introduction of a new product in 2000 had a positive influence on sales of variable annuities in spite of market weakness in that year. However, the loss of the Waddell & Reed sales force as well as weaker financial markets are believed to have been the primary cause of the decline in variable annuity sales in 2001, with replacement activity by Waddell & Reed and the weaker markets contributing greatly to the decline in the variable annuity deposit balance. Variable accounts are valued based on the market values of the underlying securities.

ANNUITIES
Summary of Results
(Dollar amounts in thousands)

	2001	2000	1999
Policy charges	$ 59,917	$ 52,929	$ 40,969
Policy obligations	36,535	36,627	34,524
Required interest on reserves	(42,604)	(42,688)	(40,991)
Net policy obligations	(6,069)	(6,061)	(6,467)
Commissions and premium taxes	2,381	2,116	759
Amortization of acquisition costs	28,558	17,791	13,310
Required interest on deferred acquisition costs	9,351	8,124	6,536
Total expense	34,221	21,970	14,138
Insurance underwriting income before other income and administrative expenses	$ 25,696	$ 30,959	$ 26,831

Annuity underwriting income before other income and administrative expense was $26 million in 2001, declining 17% from $31 million in 2000. The decline in 2001 is a result of the increased amortization of deferred acquisition costs caused by the increased surrender activity. Underwriting income rose 15% from $27 million in 1999. Policy charges have risen in each period, increasing 13% in 2001 and 29% in 2000. Growth in policy charges is primarily related to the growth in the size of the annuity account balance. Growth in deposit balances accounted for the growth in charges in 2000. However, in 2001, the decline in policy charges related to the asset balance were more than offset by increased surrender charges.

Investments. The following table summarizes Torchmark's investment income and excess investment income.

Analysis of Excess Investment Income
(Dollar amounts in thousands)

	2001	2000	1999
Net investment income	$ 491,830	$ 472,426	$ 447,337
Tax equivalency adjustment	4,377	8,655	11,487
Tax equivalent investment income	496,207	481,081	458,824
Required interest on net insurance policy liabilities:			
Interest on reserves	(321,263)	(305,413)	(287,661)
Interest on deferred acquisition costs	132,080	121,627	110,655
Net required	(189,183)	(183,786)	(177,006)
Financing costs	(51,479)	(70,309)	(66,431)
Excess investment income	$ 255,545	$ 226,986	$ 215,387
Mean invested assets (at amortized cost)	$6,921,118	$6,581,601	$6,319,465
Average net insurance policy liabilities	3,228,005	3,129,892	3,066,351
Average debt (including preferred securities)	849,162	924,729	965,728

Excess investment income represents the profit margin attributable to investment operations and cash flow management. It is defined as net investment income on a tax-equivalent basis reduced by the interest cost credited to net policy liabilities and the interest cost associated with capital funding or "financing costs." Excess investment income is increased in a number of ways: an increase in investment yields over the rates credited to policyholders' liabilities or in relationship to the rates applicable to Torchmark debt, growth in invested assets in relation to policy liabilities and debt, and the efficient use of capital resources and cash flow.

Net investment income grew 4% to $492 million in 2001. In 2000, net investment income increased 6% to $472 million after having declined 3% in 1999. On a tax-equivalent basis, in which the yield on tax-exempt securities is adjusted to produce a yield equivalent to the pretax yield on taxable securities, investment income rose 3% in 2001, after increasing 5% in 2000 and declining 3% in 1999. The 2001 increase was caused by the growth in mean invested assets, which rose 5% during the year to $6.9 billion. Mean invested assets are computed on the basis of book value. Average yield on the portfolio declined approximately 7 basis points during 2001 to 7.11%, as rates have generally declined on investments acquired during this period. This decline in yield partially offset the benefit to net investment income from the larger asset base. The 2000 increase in investment income resulted from a combination of the growth in mean invested assets and an increase in yield. Mean invested assets rose 4% to $6.6 billion in 2000 over the prior year. Higher interest rates in financial markets caused yields on the portfolio to rise 10 basis points in 2000 to 7.18%. New cash flow was invested primarily in taxable fixed maturities in both 2001 and 2000. The mean fixed maturity balance rose $381 million or 7% to $6.1 billion in 2000 and $253 million or 4% in 2001. The growth in mean invested assets was achieved in both 2001 and 2000 even though $303 million and $147 million were used to buy Torchmark stock in 2001 and 2000, respectively. Additionally, $95 million was used to pay down long and short-term debt in 2000.

Excess investment income increased 13% in 2001 after having increased 5% in both 2000 and 1999. Because of the effect of repurchases of Torchmark stock, excess investment income on a per share basis increased 15% in 2001 and 10% in 2000. The 2001 growth in excess investment income of $29 million was due in large part to the reductions in financing costs brought about through the lower interest rate environment and the call of the MIPS during the year. The increase in tax-equivalent investment income due to the growth in the invested asset base was also a contributing factor. The 5% increase in excess investment income in 2000 correlated closely with the change in tax-equivalent investment income for the same period.

During 1999, Torchmark entered into two transactions to dispose of the majority of its investment real estate. Torchmark had previously determined to divest itself of investment real estate operations because yields obtained on alternative investments such as fixed maturities were significantly greater. Total consideration for the combined transactions was $123 million of which $111 million was cash. The real estate dispositions resulted in an after-tax loss of $41 million. After the sales, Torchmark retained $16 million in investment real estate, of which $8 million was represented by properties partially occupied by Torchmark subsidiaries. At December 31, 2001, Torchmark held $14 million in investment real estate.

One of the transactions involved sales to Elgin Development Company and other investors for total consideration of $97.4 million, of which $85 million was cash and the balance was in a ten-year 8% collateralized note. Torchmark's loss associated with this transaction was $10 million after tax. At the time of the transaction, the Chairman of the Executive Committee of Torchmark was a one-third investor in Elgin Development Company. His total investment in Elgin Development was approximately $1.5 million. The outstanding balance of the collateralized note with Elgin Development Company was $10.5 million at December 31, 2001. For more information on this matter refer to *Transactions with Related Parties* on page of this report.

During 2001, Torchmark adopted a new accounting principle, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securitized Financial Assets (EITF 99-20)*, which changed the method of accounting for certain of its asset-backed securities. As a result of the requirements of the new principle, Torchmark wrote these investments down $41 million, or $27 million net of tax, which has been reported as a change in accounting principle. Future impairment of these assets will be reported as realized investment losses. Subsequent to the adoption of the new rule, an additional impairment loss of $1.6 million after tax was recorded. Additionally, certain of the asset-based securities were sold during 2001 for proceeds of $40 million at a loss of $170 thousand after tax. At year-end 2001, $20 million at market value of asset-backed securities were held subject to EITF 99-20. For more information on this new accounting rule, see *Note 15—Changes in Accounting Principles* in the *Notes to Consolidated Financial Statements* on page 68 of this report.

The "yield curve" represents the difference between long and short-term rates on government securities of different maturities. When the curve is "flat" or "inverted", higher returns on new investments are generally available with shorter maturities. When the curve is "positive", longer maturities must be sought to obtain higher returns. In 2000, when the yield curve was relatively flat, higher returns were possible in spite of a shortening of maturities. During 2001, the slightly inverted yield curve which opened the year was replaced with a positively sloping yield curve by year end. In this environment, attaining desired yields on permanent investments required the extension of maturities. For this reason, Torchmark made acquisitions with longer maturities in 2001. The average life of 2001 purchases was 13.8 years, compared with 7.7 years in 2000 and 14.9 years in 1999. In 2001, new investments in fixed maturities totaled $1.5 billion, compared with $1.1 billion in 2000 and $2.1 billion in 1999. Acquisitions in 2001 were made at an effective compounded yield of 7.49%,compared with an effective compounded yield of 8.07% in 2000 and 7.54% in 1999. These yields equate to nominal yields on acquisition of 7.35%, 7.87% and 7.38%, respectively, for 2001, 2000, and 1999. The amount of fixed maturity acquisitions varied by year, primarily due to tax-motivated sales activity in all years and particularly the investment of the $124 million proceeds from the sale of real estate holdings in 1999.

Even though the average life of new investments increased significantly in 2001, the average life of the entire portfolio remained rather stable. The average life of the portfolio was 12.0 years at year-end 2001, 11.8 years at year-end 2000, and 12.7 years at year-end 1999.

Portfolio adjustments taken during 2001 resulted in sufficient realized tax gains to enable Torchmark to offset completely its tax loss carry-forward which originated in 1999 and carried through to 2001. Sales of fixed maturities for tax and other purposes in 2001 resulted in a pre-tax realized loss of $7 million. However, realized gains, principally through the change in value of Torchmark's fixed to floating swaps, reduced the net loss to $2 million. In 2000, $12 million of capital losses were offset by a $8 million gain on the swap and other investments. In 1999, losses of fixed maturities were $30 million. However, these losses were compounded by an $18 million reduction in swap value and a $63 million loss on the sale of real estate for a total realized investment loss of $111 million.

Torchmark's emphasis continues to be on marketable, high quality fixed maturity investments. While yields have fluctuated somewhat, the nominal yield on the $6.5 billion portfolio remained at 7.47% during 2001, equal to the 2000 level and above the 7.39% 1999 level. At December 31, 2001, approximately 92% of invested assets were fixed-maturity securities, and 92% of these holdings were classified investment grade by the rating agencies. The National Association of Insurance Commissioners considers 93% of the portfolio investment grade. The fixed-maturity portfolio's value fluctuates with changes in interest rates, and the unrealized loss in the portfolio was $1.8 million at year-end 2001. This compares with an unrealized loss of $236 million at year-end 2000 and an unrealized loss of $275 million at the end of 1999. The distribution of maturities is as follows:

	2001	2000
Short terms and under 1 year	4.2%	4.5%
2-5 years	20.4	15.6
6-10 years	46.5	43.7
11-15 years	12.7	8.5
16-20 years	5.6	3.7
Over 20 years	10.6	24.0
	100.0%	100.0%

With a preference for bond investments over investments in equities, mortgages, or real estate holdings, the relative percentage of Torchmark's investments by type is inconsistent with industry data. The following table presents Torchmark's components of invested assets with the latest industry data:

	Torchmark		
	Amount (in thousands)	%	Industry % (1)
Bonds & short terms	$6,660,585	93.7%	73.5%
Equities	571	-0-	5.1
Mortgage loans	112,135	1.6	11.7
Real estate	14,133	.2	1.2
Policy loans	266,979	3.8	5.1
Other invested assets	49,971	.7	3.4
	$7,104,374	100.0%	100.0%

(1) Latest data available from the American Council of Life Insurance.

Market Risk Sensitivity. Market risk is the risk that the value of a security will change because of a change in market conditions. Torchmark's primary exposure to market risk is interest rate risk, which is the risk that a change in a security's value could occur because of a change in interest rates. This risk is significant to Torchmark's investment portfolio because its fixed-maturity holdings amount to 92% of total investments. The effects of interest rate fluctuations on fixed investments are reflected on an after-tax basis in Torchmark's shareholders' equity because these investments are marked to market.

The actual interest rate risk to Torchmark is reduced because the effect that changes in rates have on assets is offset by the effect they have on insurance liabilities and on debt. Interest assumptions are used to compute the majority of Torchmark's insurance liabilities. These insurance liabilities, net of deferred acquisition costs, were $3.6 billion and debt and preferred securities were $.9 billion at December 31, 2001, compared with fixed-maturity investments of $6.5 billion at amortized cost at the same date. Because of the long-term nature of insurance liabilities, temporary changes in value caused by rate fluctuations have little bearing on ultimate obligations. In accordance with generally accepted accounting principles, insurance liabilities and debt are not marked to market.

Market risk is managed in a manner consistent with Torchmark's investment objectives. Torchmark seeks to maintain a portfolio of high-quality fixed-maturity assets that may be sold in response to changing market conditions. A significant change in the level of interest rates, changes in credit quality of individual securities, or changes in the relative values of a security or asset sector are the primary factors that influence such sales. Sales are also influenced by tax regulations. Occasionally, the need to raise cash for various operating commitments may also necessitate the sale of a security. Volatility in the value of Torchmark's fixed-maturity holdings is reduced by maintaining a relatively short-term portfolio, 24% of which matures within five years and 71% of which matures within ten years. Also, the portfolio and market conditions are constantly evaluated for appropriate action.

No derivative instruments are used to manage Torchmark's exposure to market risk in the investment portfolio. Interest-rate swap instruments have been entered into by Torchmark in connection with its preferred stock and certain debt issues as discussed in the *Notes to the Consolidated Financial Statements* on page 66 of this report and in *Capital Resources* beginning on page 33 of this report.

The liability for Torchmark's insurance policy obligations is computed using interest assumptions, some of which are contractually guaranteed. A reduction in market interest rates of a permanent nature could cause investment return to fall below amounts guaranteed. Torchmark's insurance companies participate in the cash flow testing procedures imposed by statutory insurance regulations, the purpose of which is to insure that such liabilities are adequate to meet the company's obligations under a variety of interest rate scenarios. Those procedures indicate that Torchmark's insurance policy liabilities, when considered in light of the assets held with respect to such liabilities and the investment income expected to be received on such assets, are adequate to meet the obligations and expenses of Torchmark's insurance activities in all but the most extreme circumstances.

The following table illustrates the market risk sensitivity of Torchmark's interest-rate sensitive fixed-maturity portfolio at December 31, 2001 and December 31, 2000. This table measures the effect of a change in interest rates (as represented by the U.S. Treasury curve) on the fair value of Torchmark's fixed-maturity portfolio. The data is prepared through a model which incorporates various assumptions and estimates to measure the change in fair value arising from an immediate and sustained change in interest rates in increments of 100 basis points. It takes into account the effect that special option features such as call options, put options, and unscheduled repayments could have on the portfolio, given the changes in rates. The valuation of these option features is dependent upon assumptions about future interest rate volatility that are based on past performance.

	Market Value of Fixed-Maturity Portfolio ($ millions)	
Change in Interest Rates (in basis points)	**At December 31, 2001**	**At December 31, 2000**
-200	$7,432	$6,720
-100	6,971	6,325
0	6,526	5,950
100	6,128	5,597
200	5,748	5,272

FINANCIAL CONDITION

Liquidity. Torchmark's liquidity provides it with the ability to meet on demand the cash commitments required by its business operations and financial obligations. Torchmark's liquidity is evidenced by its three sources of liquidity: its positive cash flow from operations, its portfolio of marketable securities, and its line of credit facility.

Torchmark's insurance operations generate positive cash flows in excess of its immediate needs. Cash flows provided from operations were $662 million in 2001, compared with $533 million in 2000 and $512 million in 1999. In addition to operating cash flows, Torchmark received $263 million in investment maturities and repayments during 2001, adding to available cash flows. Such repayments were $226 million in 2000 and $413 million in 1999. Cash flows in excess of immediate requirements are used to build an investment base to fund future requirements. Available cash flows are also used to repay debt, to buy Torchmark shares, to pay shareholder dividends, and other corporate uses. While Torchmark's cash flows have historically been positive and very strong, a reduction in cash flow could negatively affect liquidity.

Torchmark's cash and short-term investments were $138 million at year-end 2001 and $136 million at year-end 2000. In addition to these highly liquid assets, Torchmark has a portfolio of marketable fixed and equity securities, which are available for sale should the need arise. These securities had a value of $6.5 billion at December 31, 2001.

Torchmark entered into a line of credit facility with a group of lenders in November, 2001 which allows unsecured borrowings and stand-by letters of credit up to $625 million. The facility is split into two parts: a $325 million 364-day tranche maturing November 29, 2002 and a $300 million five-year tranche maturing November 30, 2006. The company has the ability to request up to $200 million in letters of credit to be issued against the $300 million five-year tranche. Under either tranche, interest is charged at variable rates. The line of credit is further designated as a back-up credit line for a commercial paper program not to exceed $600 million, whereby Torchmark may borrow from either the credit line or issue commercial paper at any time, with total commercial paper outstanding not to exceed $600 million. Commercial paper borrowings and letters of credit on a combined basis may not exceed $625 million. At December 31, 2001, $204 million face amount of commercial paper was outstanding, $168 million letters of credit were issued, and there were no borrowings under the line of credit. A facility fee is charged on the entire $625 million facility. The facility has no ratings-based acceleration triggers which would require early repayment. In accordance with the agreements, Torchmark is subject to certain covenants regarding capitalization and earnings. At December 31, 2001, Torchmark was in full compliance with these covenants.

Liquidity of the parent company is affected by the ability of the subsidiaries to pay dividends. Dividends are paid by subsidiaries to the parent in order to meet its dividend payments on common and preferred stock, interest and principal repayment requirements on parent-company debt, and operating expenses of the parent company. These requirements have declined in both 2000 and 1999 from the respective prior year. Dividends from insurance subsidiaries of Torchmark are limited to the greater of statutory net gain from operations, excluding capital gains and losses, on an annual noncumulative basis, or 10% of surplus, in the absence of special approval. Distributions are not permitted in excess of statutory net worth. Subsidiaries are also subject to certain minimum capital requirements. Although these restrictions exist, dividend availability from subsidiaries has been and is expected to be more than adequate for parent company operations. During the year 2002, a maximum amount of $299 million is expected to be available to Torchmark from insurance subsidiaries without regulatory approval.

Capital Resources. Torchmark's capital structure consists of long and short-term debt, preferred securities, and shareholders' equity. Torchmark's debt consists of its funded debt and its commercial paper facility. An analysis of Torchmark's funded debt outstanding at year-ends 2001 and 2000 on the basis of par value is as follows:

Instrument	Year Due	Rate	2001 Principal Amount ($ thousands)	2000 Principal Amount ($ thousands)
Senior Debentures	2009	8¼	$ 99,450	$ 99,450
Notes	2023	7⅞	168,987	177,057
Notes	2013	7⅜	94,050	94,050
Senior Notes	2006	6¼	180,000	-0-
Total funded debt			$542,487	$370,557

The carrying value of the funded debt was $536 million at December 31, 2001, compared with $366 million a year earlier.

Torchmark issued $180 million principal amount of 6¼% Senior Notes in December, 2001. These notes will mature on December 15, 2006 and may not be redeemed prior to maturity. There is no sinking fund requirement. Interest is payable semi-annually on June 15 and December 15. These notes are unsecured and rank equally with Torchmark's other unsecured indebtedness. Proceeds from the issuance, after underwriter's discount and expenses of the offering, were approximately $178 million. Proceeds were used initially to pay down short-term debt.

In connection with this issuance, Torchmark entered into a five-year swap agreement with an unaffiliated party to swap the 6¼% fixed rate payment obligation for a floating rate obligation. The floating rate is based on the six-month LIBOR and resets every six months. At December 31, 2001, the floating rate was 3.11%. This swap derivative qualifies as a hedge under accounting rules. Therefore, changes in its market value will be substantially offset by changes in the value of the debt security. Torchmark's derivative instruments are classified as Other Invested Assets.

During 1999 and 2000, Torchmark acquired a portion of its funded debt in the open market through its insurance subsidiaries. In 1999, $7.5 million principal amount of its 7⅞% Notes due 2023 was acquired at a cost of $7.9 million. Also in 1999, $4.0 million principal amount of its 7⅜% Notes due 2013 was purchased for $4.1 million. Insurance company holdings in the funded debt reduce consolidated debt outstanding.

In 2000, all of the debt previously acquired by insurance subsidiaries was acquired from those subsidiaries by the parent company. Additionally, another $4.6 million principal amount of the 7⅞% Notes and $2.0 million principal amount of the 7⅜% Notes were acquired by Torchmark in 2000 at a cost of $4.2 million and $1.9 million, respectively. The redemption of this debt in 2000 resulted in an after-tax gain of $202 thousand. In 2001, $8.1 million par value of the 7⅞% Notes was acquired by Torchmark at a cost of $8.3 million, resulting in an after-tax loss of $277 thousand.

In November, 2001, Torchmark established two Capital Trusts which in turn sold trust preferred securities in a public offering. Capital Trust I sold 5 million shares and Capital Trust II sold 1 million shares. The trust preferreds sold in the two offerings have similar terms. Each offering consisted of 7¾% trust preferreds at a liquidation amount of $25 per security, resulting in an aggregate liquidation amount of $150 million. They are redeemable at Torchmark's option in part or whole at any time on or after November 2, 2006. They are subject to a mandatory redemption on November 1, 2041. Distributions are cumulative and are paid quarterly at an annual rate of 7¾%, or at a rate of $1.9375 per share. All payments by the Trusts regarding the trust preferreds are guaranteed by Torchmark. The Capital Trusts are wholly-owned consolidated subsidiaries of Torchmark.

The two offerings resulted in proceeds to the Capital Trusts of $145 million, after underwriters' discount and issue expenses. The Capital Trusts in turn used the proceeds to buy 7¾% Junior Subordinated Debentures from Torchmark in like amount. Torchmark used these proceeds to redeem its remaining outstanding 9.18% MIPS in the approximate amount of $110 million, with the remaining proceeds used to pay down short-term debt. The MIPS were redeemed November 30, 2001.

In conjunction with the offering of the trust preferred securities, Torchmark entered into a ten-year swap agreement to replace the 7¾% fixed distribution obligation with a floating rate payment. The floating rate is based on the three-month LIBOR and resets each quarter when the distributions are made. At December 31, 2001, the variable rate was 4.10%. This swap derivative does not qualify as a hedge for accounting purposes and will be carried on the balance sheet at market value. At December 31, 2001, this swap had no value.

The MIPS were originally issued in 1994 at a redemption amount of $200 million with a monthly dividend based on an annual rate of 9.18%. The MIPS were redeemable at Torchmark's option at any time after September 30, 1999 at the full redemption amount of $25 per share. Torchmark elected to redeem the MIPS in full during 2001 in three transactions which resulted in an after-tax loss on redemption of $4.3 million. Funds to repay $110 million of the principal amount were derived from the issuance of the trust preferred securities in November, 2001, while the remaining $90 million balance was redeemed using corporate cash flow or by short-term borrowings earlier in the year.

Torchmark has in place a swap agreement originally entered into when the MIPS were issued to exchange a monthly fixed payment based on an annual rate of 9.18% for a floating rate based on the one-month LIBOR rate on a notional amount of $200 million. While the MIPS have been redeemed, the swap is still in place and does not expire until September 30, 2004. At December 31, 2001, Torchmark was obligated to pay at a floating rate of 3.47% on this agreement, while collecting at a rate of 9.18%. Torchmark's after-tax earnings benefited $4.6 million in 2001, $1.6 million in 2000, and $2.7 million in 1999 because of this swap agreement.

Effective January 1, 1999, Torchmark changed its method of accounting for the swap agreement on the MIPS to recognize changes in its fair value, net of tax, as realized investment gains or losses. This method of accounting for such instruments was believed to be preferable under the guidance established by *Statement of Financial Accounting Standards No. 80, Accounting for Futures Contracts (SFAS 80)* and the Securities and Exchange Commission. Previously, Torchmark accounted for the swap using hedge accounting under SFAS 80. The after-tax cumulative effect of the change at January 1, 1999 was a gain of $16.1 million (net of income taxes of $8.7 million). The effect of the change on the twelve months ended December 31, 1999 was to increase realized losses by $11.7 million ($.09 per diluted share), excluding the cumulative effect of the change in accounting principle. Market value of the swap, which is included as a component of Other Invested Assets, was $19.2 million and $14.3 million at December 31, 2001 and 2000, respectively.

Short-term debt consists of Torchmark's commercial paper outstanding. The commercial paper balance outstanding at December 31, 2001 was $204 million at carrying value, compared with a balance of $329 million a year earlier. The commercial paper borrowing balance fluctuates based on Torchmark's current cash needs.

Total debt as a percentage of total capitalization was 21.9% at December 31, 2001. In the computation of this ratio, the preferred securities outstanding are counted as equity and the effect of fluctuations in security values based on changes in interest rates in financial markets are excluded. This debt-to-capitalization ratio was 21.5% at year-end 2000 and 25.2% at year-end 1999. The decline in the debt-to-capitalization ratio at year-end 2000 was caused primarily by short-term debt paydowns. Torchmark's ratio of earnings before interest, taxes and discontinued operations to interest requirements was 14.5 in 2001, compared with 11.3 in 2000 and 8.7 in 1999. Torchmark's interest expense declined 18% to $44.5 million in 2001, primarily as a result of much lower interest rates in financial markets and a reduction in average debt outstanding. Interest expense rose 4% to $54.5 million in 2000. The increase in 2000 was due primarily to an increase in short-term borrowing costs which offset the lower amount of average debt outstanding.

Torchmark continues to make share purchases from time to time under its share repurchase program in the open market when market conditions are favorable. In 2001, Torchmark acquired 7.8 million shares on the open market at a cost of $303 million. Torchmark purchased 6.1 million shares at a cost of $147 million in 2000 and 6.7 million shares at a cost of $222 million in 1999. Torchmark plans to continue to make share purchases when prices are attractive. Share purchases could have a favorable impact on earnings per share and return on equity but could cause a reduction in book value per share.

In each of the years 2001, 2000 and 1999, Torchmark executed stock option exercise and restoration programs in which Torchmark employees and directors exercised vested stock options and received a reduced number of new options at the current market price. While these programs resulted in the issuance of new shares, a substantial portion of the new shares were sold immediately by the participants in the open market to cover the cost of the purchased shares and the related minimum taxes. As a result of these restoration programs, management's ownership interest increased, and Torchmark received a significant current tax benefit from the exercise of the options. The 2000 program was conducted for two executives not able to participate in the 1999 program. The following table presents key information about the programs.

Exercise date	**August 9, 2001**	**December 20, 2000**	**November 15, 1999**
Number of participants	122	2	80
Shares issued (thousands)	3,976	433	1,762
Shares sold (thousands)	3,347	283	1,236
New options (thousands)	3,305	263	1,174

Shareholders' equity rose 13% to $2.50 billion at December 31, 2001. Shareholders' equity increased 10% in 2000, from $1.99 billion at year-end 1999 to $2.20 billion at year-end 2000. Book value per share was $20.32 at 2001 year end, compared with $17.43 at year-end 2000. After adjusting for the impact on shareholders' equity for security value fluctuations due to changes in interest rates in financial markets, shareholders' equity rose from $2.15 billion at year-end 1999 to $2.34 billion at year-end 2000 to $2.50 billion at year-end 2001. Book value per share was $20.32 at year-end 2001, an increase of 10% over $18.53 at year-end 2000. Book value per share rose 14% in 2000 from $16.32 at year-end 1999. The increases in adjusted book value and book value per share in each period resulted primarily from the addition of earnings and were achieved in spite of the Torchmark share purchases of $303 million in 2001 and $147 million in 2000. Return on common shareholders' equity was 16.1% in 2001, compared with 16.3% in 2000 and 16.2% in 1999. The return-on-equity ratios exclude the mark up or down of shareholders' equity for changes in security values caused by fluctuations in market interest rates. They are also computed on a basis of net operating income before nonrecurring charge, as defined on page 18 of this report.

Credit Ratings. Torchmark's debt instruments and capital securities are rated as to quality by various rating agencies. The chart below presents selected ratings as of December 31, 2001.

	Standard & Poors	Fitch	Moody's	A.M. Best
Commercial Paper	A-1	F-1	P-2	AMB-1
Funded Debt	A	A+	Baa-1	a
Preferred Stock	BBB+	A	baa-2	a-

Torchmark's major insurance subsidiaries are also rated for financial strength by Standard & Poors and A.M. Best. The following chart presents these ratings for Torchmark's five largest insurance subsidiaries at December 31, 2001.

	Standard & Poors	A.M. Best
Liberty	AA	A+ (Superior)
Globe	AA	A+ (Superior)
United Investors	AA	A+ (Superior)
United American	AA	A+ (Superior)
American Income	AA	A (Excellent)

A.M. Best states that it assigns A+ (Superior) ratings to those companies which, in its opinion, have demonstrated superior overall performance when compared to the norms of the life/health insurance industry. A+ (Superior) companies have a superior ability to meet their obligations to policyholders over a long period of time. A.M. Best states that it assigns A (Excellent) ratings to those companies which, in its opinion, have demonstrated excellent overall performance when compared to the norms of the life/health insurance industry. A (Excellent) companies have an excellent ability to meet their obligations to policyholders over a long period of time.

The AA rating is assigned by Standard & Poor's Corporation to those companies who offer excellent financial security on an absolute and relative basis and whose capacity to meet policyholders obligations is overwhelming under a variety of economic and underwriting conditions.

Contractual Commitments. A schedule of Torchmark's scheduled contractual commitments at December 31, 2001 is as follows for the next five years.

	($ millions)				
	2002	2003	2004	2005	2006
Short-term debt	$204.0	—	—	—	—
Long-term debt	—	—	—	—	$180.0
Preferred stock	—	—	—	—	—
Interest (long-term debt)*	39.7	$39.7	$39.7	$39.7	39.2
Dividends on preferred stock*	11.6	11.6	11.6	11.6	11.6
Lease obligations	2.0	1.4	.8	.5	.4
Total	$257.3	$52.7	$52.1	$51.8	$231.2

* May be increased or reduced by the effect of interest-rate swaps.

OTHER ITEMS

Litigation. Torchmark and its subsidiaries continue to be named as parties to pending or threatened litigation, most of which involves punitive damage claims based upon allegations of agent misconduct at Liberty in Alabama. Such punitive damage claims are tried in Alabama state courts where any punitive damage litigation may have the potential for significant adverse results. Bespeaking caution is the fact that it is impossible to predict the extent of punitive damages that may be awarded if liability is found in any given case, since punitive damages in Alabama are based upon the compensatory damages (including mental anguish) awarded and the discretion of the jury in awarding compensatory damages is not precisely defined. It is thus difficult to predict with certainty the liability of Torchmark or its subsidiaries in any given case because of the unpredictable nature of this type of litigation. Based upon information presently available, and in light of legal and other factual defenses available to Torchmark and its subsidiaries, contingent liabilities arising from threatened and pending litigation are not presently considered by management to be material. For more information concerning litigation, please refer to *Note 18—Commitments and Contingencies* in the *Notes to Consolidated Financial Statements* beginning on page 74.

TRANSACTIONS WITH RELATED PARTIES

First Command. Lamar C. Smith, elected a director of Torchmark in October 1999, is an officer, director and 15% owner of First Command Financial Services, Inc. (First Command), which receives commissions as the Military Agency distribution system for selling certain life insurance products offered by Torchmark's insurance subsidiaries. These commissions were $48.2 million in 2001, $43.5 million in 2000, and $39.2 million in 1999.

During 2001, Torchmark entered into a coinsurance agreement with First Command whereby Torchmark cedes back to First Command approximately 5% of the new life insurance business sold by First Command on behalf of Torchmark's insurance subsidiaries. Under the terms of this agreement, First Command pays Torchmark expense allowances equal to 5.5% of all premium collected and an additional 2.9% of first year premium. First Command reimburses Torchmark for premium taxes. Also under the agreement, Torchmark provides First Command certain administrative, accounting, and investment management services. Premium ceded in 2001 was $108 thousand. At December 31, 2001, life insurance ceded was $47 million and annualized ceded premium was $398 thousand.

Torchmark has entered into two loan agreements with First Command, a construction loan agreement and a collateral loan agreement. The construction loan was entered into in 2001 and had an outstanding balance of $6.1 million at December 31, 2001. The loan was made at a rate of 7.55% and is collateralized by the construction of a four-story building in Fort Worth, Texas to be completed in late 2002. In addition to the office building as collateral, in the event of default, Torchmark has the right of offset to any commission due First Command. The maximum amount of borrowing allowed on this loan is $22.5 million. Interest is added to the loan balance until the building is completed. The agreement calls for Torchmark to permanently finance the building with a fifteen-year mortgage at a rate of 2.25% over the ten year treasury rate at inception, but not less than 7%.

The collateral loan agreement was entered into in 1998 with an initial loan of $7 million. An additional $15 million was loaned in 2001. The loan bears interest at a rate of 7%. It is collateralized by a group of mutual funds in which the loan balance can never exceed 90% of the value of the collateral. The loan accumulated interest until December 31, 2001, after which it is to be repaid with a fixed payment amortizing the loan over fifteen years. The outstanding loan balance at December 31, 2001 was $22.9 million.

Real Estate. As discussed under the caption *Investments* on page 29 of this report, Torchmark decided to divest itself of its real estate operations because yields that could be obtained on alternative investments were significantly greater. During 1998 and early 1999, efforts were made to market these properties, and as a result, the majority of its properties were disposed of in two transactions in 1999. One of these transactions involved Elgin Development Company, of which R. K. Richey, the Chairman of the Executive Committee of Torchmark, was an investor. This transaction involved the sale of properties to an investor group of which Elgin Development Company was a 30% investor. Total consideration for the transaction was $97.4 million of which $85 million was cash and the balance was in a ten year collateralized 8% note from Elgin Development Company. Torchmark's loss associated with this transaction was $10 million after tax. At the time of the transaction, Mr. Richey was a one-third investor in Elgin Development Company. His total investment in Elgin Development was approximately $1.5 million. The outstanding balance of the collateralized note with Elgin Development Company, which is included in fixed maturities, was $10.5 million at December 31, 2001.

At the present time, Mr. Richey is a 25% investor in Stonegate Realty Company, LLC, the parent company of Elgin Development Company which in turn is a 50% owner of Commercial Real Estate Services. Commercial Real Estate Services manages certain of Torchmark's company-occupied and investment real estate properties along with those of other clients. Fees paid by Torchmark subsidiaries for these management and maintenance services were $757 thousand in 2001 and $750 thousand in 2000. Lease rentals paid by Torchmark subsidiaries were $261 thousand and $260 thousand in 2001 and 2000, respectively.

MidFirst Bank. Torchmark has engaged MidFirst Bank as the servicing agent for a portion of Torchmark's subsidiaries' commercial mortgages portfolios. George J. Records is an officer, director, and 38.3% beneficial owner of Midland Financial Co., the parent corporation of MidFirst Bank. He is also a director of Torchmark. Fees paid for these services were $109 thousand in 2001, $106 thousand in 2000, and $72 thousand in 1999.

Baxley. William J. Baxley is a partner in the law firm of Baxley, Dillard, Dauphin & McKnight which performs legal services for Torchmark and certain of its subsidiaries. In 1997, Mr. Baxley was loaned $668 thousand on an unsecured basis at a rate of 6.02%. Repayments were to be made in the form of legal services at customary rates to be applied against the outstanding balance which would amortize the loan with interest over nine years. In October, 2001, the terms of the loan were revised and an additional amount of $395 thousand was loaned to Baxley. The interest rate was revised to 5.6% and the term of the loan was extended until July, 2013. At December 31, 2001, the outstanding balance of this loan was $788 thousand.

Additionally, Liberty loaned Mr. Baxley's wife $883 thousand secured by a mortgage on a building sold to her in 1997. Interest is charged at a rate of 7.7%. Scheduled cash payments are made to Liberty to amortize the loan over thirty years. However, there is a balloon payment due at the end of ten years (2007) in the amount of $712 thousand less a credit of $18 thousand if all payments are made timely. To date, all payments have been timely. At December 31, 2001, the outstanding balance of this loan was $824 thousand.

Torchmark customarily grants options to certain consultants for their services in addition to their fees. Mr. Baxley has received Torchmark options in the past.

NEW ACCOUNTING RULES

Business Combinations (Statement of Financial Accounting Standards (SFAS) No. 141) was effective on July 1, 2001. It requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. To date, Torchmark has had no business combinations subject to SFAS No. 141.

Goodwill and Other Intangible Assets (SFAS No. 142) changes the way business combinations and goodwill are accounted for. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment method. Accordingly, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement. Goodwill will be tested annually for impairment based on the specific requirements outlined by SFAS No. 142.

Torchmark adopted SFAS No. 142 on January 1, 2002. While Torchmark is currently assessing the impact of SFAS No. 142 on its financial statements, it does not appear that goodwill is impaired. At December 31, 2001, Torchmark's goodwill was $378 million and annual goodwill amortization expense was approximately $12 million. The goodwill balance will be frozen and not amortized. Torchmark's insurance intangibles are subject to recoverability testing under previously issued accounting rules. There are no other significant intangible assets.

Accounting for the Impairment of Disposal of Long-Lived Assets (SFAS No. 144) is effective for Torchmark beginning January 1, 2002. It requires one accounting model be used for long-lived assets to be disposed of and broadens the presentation of discontinued operations to include more disposal transactions. It retains previous requirements regarding the impairment of long-lived assets. It is not anticipated that this Statement will have a material impact on Torchmark.

Future Policy Benefits. Because of the long-term nature of insurance contracts, Torchmark's insurance companies are liable for policy benefit payments many years into the future. The liability for future policy benefits represents estimates of the present value of Torchmark's insurance subsidiaries' expected benefit payments, net of the related present value of future net premium collections. It is determined by standard actuarial procedures, using assumptions as to mortality (life expectancy), morbidity (health expectancy), persistency, and interest rates, which are based on Torchmark's subsidiaries' previous experience with similar products. For the majority of Torchmark's insurance products, the assumptions used were those considered to be appropriate at the time the policies were issued. An additional provision is made on most products to allow for possible adverse deviation from the assumptions assumed. For insurance products considered to be interest-sensitive or deposit-balance type products, the assumptions are monitored on a regular basis and modified when it is determined that actual experience is different from that previously assumed. While management and company actuaries have used their best judgment in determining the assumptions and in calculating the liability for future policy benefits, there is no assurance that the estimate of the liabilities reflected in the financial statements represents Torchmark's ultimate obligation. Additionally, significantly different assumptions could result in materially different reported amounts. A complete list of the assumptions used to calculate the liability for future policy benefits is reported in *Note 7—Future Policy Benefits Reserves* in the *Notes to Consolidated Financial Statements* found on page 59 of this report.

Deferred Acquisition Costs and Value of Insurance Purchased. The costs of acquiring new business are generally deferred and recorded as an asset on the balance sheet. Deferred acquisition costs consist primarily of sales commissions and the other underwriting costs of new insurance sales. Additionally, the costs of acquiring blocks of insurance from other companies or through the acquisition of other companies are also deferred and recorded as assets under the caption "Value of Insurance Purchased." Deferred acquisition costs are amortized with interest in a systematic manner which matches these costs against the associated revenues. The assumptions used to amortize acquisition costs with regard to interest, mortality, morbidity, and persistency are consistent with those used to estimate the liability for future policy benefits. For interest-sensitive and deposit-balance type products, these assumptions are reviewed on a regular basis and are revised if actual experience differs significantly from original expectations. Deferred acquisition costs are subject to periodic recoverability and loss recognition testing. These tests ensure that the present value of future contract-related cash flows will support the capitalized deferred acquisition cost balance. These cash flows consist primarily of premium income, less maintenance expenses taking inflation into account. The present value of these cash flows, less the benefit reserve, is then compared with the unamortized deferred acquisition cost balance. In the event the asset balance is greater, this deficiency is charged to expense as a component of amortization and the asset balance is reduced to the recoverable amount. For more information about accounting for deferred acquisition costs see *Note 1—Significant Accounting Policies* and *Note 5—Deferred Acquisition Costs* in the *Notes to Consolidated Financial Statements* on pages 51 and 58 of this report, respectively.

Policy Claims and Other Benefits Payable. This liability consists of known benefits currently payable and an estimate of claims currently expected to be payable but which have not been submitted. The estimate of unsubmitted claims is based on prior experience. Torchmark management makes an estimate after careful evaluation of all information available to the company. However, there is no certainty the stated liability for claims and other benefits, including the estimate of unsubmitted claims, will be Torchmark's ultimate obligations.

Revenue Recognition. Premium income for Torchmark's subsidiaries' insurance contracts is generally recognized as the premium is collected. However, in accordance with generally accepted accounting principles, revenue on limited-payment contracts and universal life-type contracts (deposit balance products) are recognized differently. Revenues on limited-payment contracts are recognized over the contract period. Premium for deposit balance products, such as Torchmark's annuity and interest-sensitive life policies, is added to the policy account value. The policy account value (or deposit balance) is a Torchmark liability. This deposit balance is then charged a fee for the cost of insurance, administration, surrender, and certain other charges which are recognized as revenue in the period the fees are charged to the policyholder. In each case, benefits and expenses are matched against revenues in a manner by which they are incurred as the revenues are earned.

Investment income is reported as revenue by Torchmark when it is earned less investment expenses. The investment activities of Torchmark are integral to its insurance operations. Because life and health insurance claims and benefits may not be paid until many years into the future, the accumulation of cash flows from premium receipts are invested. Anticipated yields earned on investments are reflected in premium rates, contract liabilities, and other product contract features. These yield assumptions are implied in the interest required on Torchmark's net insurance liabilities (future policy benefits less deferred acquisition costs) and contractual interest obligations in its insurance and annuity products. Torchmark benefits to the extent actual net investment income exceeds the required interest on net insurance liabilities and the interest on its debt. During 2001, the yield on the investment portfolio exceeded the weighted-average contractual interest requirement by 125 basis points. Torchmark will continue to be required to provide for future contractual obligations in the event of a decline in investment yield. For more information concerning revenue recognition, investment accounting, and interest sensitivity, please refer to *Note 1—Significant Accounting Policies* on page 50, *Note 3—Investments* beginning on page 54 in the *Notes to Consolidated Financial Statements* and discussions under the captions *Annuities* on page 27, *Investments* on page 29, and *Market Risk Sensitivity* on page 31 of this report.

Item 8. Financial Statements and Supplementary Data

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Torchmark Corporation
Birmingham, Alabama

We have audited the accompanying consolidated balance sheets of Torchmark Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flow for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the Index at Item 14. These financial statements and financial statement schedules are the responsibility of Torchmark's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Torchmark Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Dallas, Texas
January 31, 2002

TORCHMARK CORPORATION

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands except per share data)

	December 31, 2001	December 31, 2000
Assets:		
Investments:		
Fixed maturities—available for sale, at fair value (amortized cost: 2001—$6,528,244; 2000—$6,185,500)	$ 6,526,429	$ 5,949,515
Equity securities, at fair value (cost: 2001 and 2000—$666)	571	543
Mortgage loans on real estate, at cost (estimated fair value: 2001—$111,047; 2000—$118,756)	112,135	118,642
Investment real estate, at cost (less allowance for depreciation: 2001—$19,669; 2000—$20,024)	14,133	15,483
Policy loans	266,979	255,320
Other long-term investments	49,971	31,154
Short-term investments	134,156	100,546
Total investments	7,104,374	6,471,203
Cash	3,714	35,089
Accrued investment income	125,210	119,124
Other receivables	67,549	74,960
Deferred acquisition costs	2,066,423	1,942,161
Value of insurance purchased	115,939	133,158
Property and equipment, net of accumulated depreciation	36,137	38,694
Goodwill	378,436	390,509
Other assets	28,087	16,245
Separate account assets	2,502,284	3,741,415
Total assets	$12,428,153	$12,962,558
Liabilities:		
Future policy benefits	$ 5,348,929	$ 5,111,730
Unearned and advance premiums	93,624	90,310
Policy claims and other benefits payable	248,333	240,421
Other policyholders' funds	80,929	80,555
Total policy liabilities	5,771,815	5,523,016
Deferred and accrued income taxes	580,287	423,327
Other liabilities	191,894	183,908
Short-term debt	204,037	329,148
Long-term debt (estimated fair value: 2001—$543,275; 2000—$362,276)	536,152	365,989
Separate account liabilities	2,502,284	3,741,415
Total liabilities	9,786,469	10,566,803
Monthly income preferred securities (estimated fair value: 2000—$202,000)	-0-	193,395
Trust preferred securities (estimated fair value: 2001—$150,660)	144,557	-0-
Shareholders' equity:		
Preferred stock, par value $1 per share—Authorized 5,000,000 shares; outstanding: -0- in 2001 and in 2000	-0-	-0-
Common stock, par value $1 per share—Authorized 320,000,000 shares; outstanding: (2001—126,800,908 issued, less 3,913,142 held in treasury and 2000—147,800,908 issued, less 21,411,898 held in treasury)	126,801	147,801
Additional paid-in capital	552,634	626,530
Accumulated other comprehensive income (loss)	(12,314)	(148,406)
Retained earnings	1,978,903	2,220,671
Treasury stock	(148,897)	(644,236)
Total shareholders' equity	2,497,127	2,202,360
Total liabilities and shareholders' equity	$12,428,153	$12,962,558

See accompanying Notes to Consolidated Financial Statements.

TORCHMARK CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(Amounts in thousands except per share data)

	Year Ended December 31, 2001	2000	1999
Revenue:			
Life premium	$1,144,499	$1,082,125	$1,018,301
Health premium	1,010,753	911,156	824,816
Other premium	59,917	52,929	40,969
Total premium	2,215,169	2,046,210	1,884,086
Net investment income	491,830	472,426	447,337
Realized investment losses	(2,432)	(5,322)	(110,971)
Other income	2,475	2,580	6,443
Total revenue	2,707,042	2,515,894	2,226,895
Benefits and expenses:			
Life policyholder benefits	754,193	711,833	666,122
Health policyholder benefits	663,908	591,022	535,901
Other policyholder benefits	36,535	36,627	34,524
Total policyholder benefits	1,454,636	1,339,482	1,236,547
Amortization of deferred acquisition costs	301,793	274,837	247,800
Commissions and premium taxes	163,461	150,869	160,655
Other operating expense	129,142	121,186	115,069
Amortization of goodwill	12,075	12,075	12,075
Interest expense	44,506	54,487	52,341
Total benefits and expenses	2,105,613	1,952,936	1,824,487
Income from continuing operations before income taxes and preferred securities dividends	601,429	562,958	402,408
Income taxes	(205,967)	(190,841)	(134,320)
Preferred securities dividends (net of tax)	(4,532)	(10,284)	(9,158)
Net income from continuing operations	390,930	361,833	258,930
Discontinued operations:			
Loss on disposal of Waddell & Reed (less applicable income tax benefit of $571)	-0-	-0-	(1,060)
Loss on disposal of energy operations (less applicable income tax benefit of $1,766)	(3,280)	-0-	-0-
Net income before extraordinary item and cumulative effect of change in accounting principle	387,650	361,833	257,870
Gain (loss) on redemption of debt (less applicable income tax benefit of $148 in 2001 and net of income tax expense of $109 in 2000)	(277)	202	-0-
Loss on redemption of monthly income preferred securities (less applicable income tax benefit of $2,303)	(4,276)	-0-	-0-
Net income before cumulative effect of change in accounting principle	383,097	362,035	257,870
Cumulative effect of change in accounting principle (less applicable income tax benefit of $14,314 in 2001 and net of income tax expense of $8,661 in 1999)	(26,584)	-0-	16,086
Net income	$ 356,513	$ 362,035	$ 273,956

(Continued)

See accompanying Notes to Consolidated Financial Statements.

TORCHMARK CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS—(Continued)

(Amounts in thousands except per share data)

	Year Ended December 31,		
	2001	2000	1999
Basic net income per share:			
Continuing operations	$3.12	$2.83	$1.95
Discontinued operations:			
Loss on disposal (net of tax)	(.02)	-0-	(.01)
Net income before extraordinary item and cumulative effect of change in accounting principle	3.10	2.83	1.94
Loss on redemption of monthly income preferred securities (net of tax)	(.04)	-0-	-0-
Net income before cumulative effect of change in accounting principle	3.06	2.83	1.94
Cumulative effect of change in accounting principle (net of tax)	(.21)	-0-	.12
Net income	$2.85	$2.83	$2.06
Diluted net income per share:			
Continuing operations	$3.11	$2.82	$1.93
Discontinued operations:			
Loss on disposal (net of tax)	(.03)	-0-	(.01)
Net income before extraordinary item and cumulative effect of change in accounting principle	3.08	2.82	1.92
Loss on redemption of monthly income preferred securities (net of tax)	(.04)	-0-	-0-
Net income before cumulative effect of change in accounting principle	3.04	2.82	1.92
Cumulative effect of change in accounting principle (net of tax)	(.21)	-0-	.12
Net income	$2.83	$2.82	$2.04

See accompanying Notes to Consolidated Financial Statements.

TORCHMARK CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(Amounts in thousands)

	Year Ended December 31, 2001	2000	1999
Net income	$356,513	$362,035	$273,956
Adjustments to reconcile net income to cash provided from operations:			
Increase in future policy benefits	263,837	231,973	206,724
Increase in other policy benefits	11,600	28,100	20,730
Deferral of policy acquisition costs	(429,280)	(462,174)	(419,590)
Amortization of deferred policy acquisition costs	301,793	274,837	247,800
Change in deferred and accrued income taxes	82,141	98,028	(30,434)
Depreciation	5,822	6,859	8,840
Realized losses on sale of investments, subsidiaries, and properties	2,432	5,322	110,971
Change in accounts payable and other liabilities	8,152	5,206	43,930
Change in receivables	(3,761)	(18,333)	70,119
Other accruals and adjustments	22,265	921	3,314
Change in accounting principle	40,899	-0-	(24,747)
Cash provided from operations	$662,413	$532,774	$511,613

(Continued)

See accompanying Notes to Consolidated Financial Statements.

TORCHMARK CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW—(Continued)

(Amounts in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash provided from operations	$ 662,413	$ 532,774	$ 511,613
Cash provided from (used for) investment activities:			
Investments sold or matured:			
Fixed maturities available for sale—sold	880,929	629,111	1,240,652
Fixed maturities available for sale—matured, called, and repaid	263,295	226,314	413,264
Equity securities	-0-	39,693	260
Mortgage loans	12,240	1,347	26,496
Real estate	731	2,471	124,173
Other long-term investments	1,996	109	11,338
Total investments sold or matured	1,159,191	899,045	1,816,183
Acquisition of investments:			
Fixed maturities—available for sale	(1,532,344)	(1,099,179)	(2,118,362)
Equity securities	-0-	-0-	(3,400)
Mortgage loans	(6,181)	(25,372)	(5,421)
Real estate	(464)	(1,398)	(29,639)
Net increase in policy loans	(11,659)	(10,713)	(10,842)
Other long-term investments	(15,180)	(547)	(10,949)
Total investments acquired	(1,565,828)	(1,137,209)	(2,178,613)
Net (increase) decrease in short-term investments	(33,581)	(302)	(24,343)
Dispositions of properties	1,159	1,266	8,091
Additions to properties	(3,692)	(6,508)	(8,494)
Cash used for investment activities	(442,751)	(243,708)	(387,176)
Cash provided from (used for) financing activities:			
Issuance of common stock	135,003	9,886	37,164
Issuance of 6.25% senior notes	177,771	-0-	-0-
Additions to debt	-0-	-0-	63,152
Cash dividends paid to shareholders	(45,188)	(46,422)	(48,175)
Repayments of debt	(133,454)	(95,390)	(12,129)
Acquisition of treasury stock	(303,085)	(147,008)	(221,878)
Redemption of monthly income preferred securities	(200,000)	-0-	-0-
Issuance of trust preferred securities	144,554	-0-	-0-
Net receipts (payments) from deposit product operations	(26,638)	10,516	66,950
Cash provided from (used for) financing activities	(251,037)	(268,418)	(114,916)
Increase (decrease) in cash	(31,375)	20,648	9,521
Cash at beginning of year	35,089	14,441	4,920
Cash at end of year	$ 3,714	$ 35,089	$ 14,441

See accompanying Notes to Consolidated Financial Statements.

(Dollar amounts in thousands except per share data)

Note 1—Significant Accounting Policies

Business: Torchmark Corporation (Torchmark) through its subsidiaries provides a variety of life and health insurance products and annuities to a broad base of customers.

Basis of Presentation: The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation: The financial statements include the results of Torchmark and its wholly-owned subsidiaries. Subsidiaries which are not majority-owned are reported on the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments: Torchmark classifies all of its fixed maturity investments, which include bonds and redeemable preferred stocks, as available for sale. Investments classified as available for sale are carried at fair value with unrealized gains and losses, net of deferred taxes, reflected directly in other accumulated comprehensive income. Investments in equity securities, which include common and nonredeemable preferred stocks, are reported at fair value with unrealized gains and losses, net of deferred taxes, reflected directly in other accumulated comprehensive income. Policy loans are carried at unpaid principal balances. Mortgage loans are carried at amortized cost. Investments in real estate are reported at cost less allowances for depreciation, which are calculated on the straight line method. Short-term investments include investments in certificates of deposit and other interest-bearing time deposits with original maturities within twelve months. If an investment becomes permanently impaired, such impairment is treated as a realized loss and the investment is adjusted to fair market value.

Gains and losses realized on the disposition of investments are recognized as revenues and are determined on a specific identification basis.

Realized investment gains and losses and investment income attributable to separate accounts are credited to the separate accounts and have no effect on Torchmark's net income. Investment income attributable to all other insurance policies and products is included in Torchmark's net investment income. Net investment income for the years ended December 31, 2001, 2000, and 1999, included $321 million, $305 million, and $288 million, respectively, which was allocable to policyholder reserves or accounts. Realized investment gains and losses are not allocable to insurance policyholders' liabilities.

Determination of Fair Values of Financial Instruments: Fair value for cash, short-term investments, short-term debt, receivables and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments. Mortgages are valued using discounted cash flows. Substantially all of Torchmark's long-term debt, along with the monthly income preferred securities and trust preferred securities, is valued based on quoted market prices.

Cash: Cash consists of balances on hand and on deposit in banks and financial institutions. Overdrafts arising from the overnight investment of funds offset cash balances on hand and on deposit.

Recognition of Premium Revenue and Related Expenses: Premiums for insurance contracts which are not defined as universal life-type according to Statement of Financial Accounting Standards (SFAS) No. 97 are recognized as revenue over the premium-paying period of the policy. Profits for limited-payment life insurance contracts as defined by SFAS 97 are recognized over the contract period. Premiums for universal life-type and annuity contracts are added to the policy account value, and revenues for such products are recognized as charges to the policy account value for mortality, administration, and surrenders (retrospective deposit method). Variable annuity products are also assessed an investment management fee and a sales charge. Life premium includes policy charges of $71.3 million, $71.4 million, and $71.9 million for the years ended December 31, 2001, 2000, and 1999, respectively. Other premium includes annuity policy charges for the years ended December 31, 2001,

(Dollar amounts in thousands except per share data)

Note 1—Significant Accounting Policies (continued)

2000, and 1999, of $59.5 million, $52.2 million, and $40.5 million, respectively. Profits are also earned to the extent that investment income exceeds policy requirements. The related benefits and expenses are matched with revenues by means of the provision of future policy benefits and the amortization of deferred acquisition costs in a manner which recognizes profits as they are earned over the same period.

Future Policy Benefits: The liability for future policy benefits for universal life-type products according to SFAS 97 is represented by policy account value. The liability for future policy benefits for all other life and health products is provided on the net level premium method based on estimated investment yields, mortality, morbidity, persistency and other assumptions which were appropriate at the time the policies were issued. Assumptions used are based on Torchmark's experience as adjusted to provide for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. If it is determined future experience will probably differ significantly from that previously assumed, the estimates are revised.

Deferred Acquisition Costs and Value of Insurance Purchased: The costs of acquiring new insurance business are deferred. Such costs consist of sales commissions, underwriting expenses, and certain other selling expenses. The costs of acquiring new business through the purchase of other companies and blocks of insurance business are also deferred.

Deferred acquisition costs, including the value of life insurance purchased, for policies other than universal life-type policies, are amortized with interest over the estimated premium-paying period of the policies in a manner which charges each year's operations in proportion to the receipt of premium income. For limited-payment contracts, acquisition costs are amortized over the contract period. For universal life-type policies, acquisition costs are amortized with interest in proportion to estimated gross profits. The assumptions used as to interest, persistency, morbidity and mortality are consistent with those used in computing the liability for future policy benefits and expenses. If it is determined that future experience will probably differ significantly from that previously assumed, the estimates are revised. Deferred acquisition costs are adjusted to reflect the amounts associated with realized and unrealized investment gains and losses pertaining to universal life-type products.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement book values and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Property and Equipment: Property and equipment is reported at cost less allowances for depreciation. Depreciation is recorded primarily on the straight line method over the estimated useful lives of these assets which range from two to ten years for equipment and five to forty years for buildings and improvements. Ordinary maintenance and repairs are charged to income as incurred.

Impairments: Torchmark accounts for impairments in accordance with the provisions of SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* This standard requires that certain long-lived assets used in Torchmark's business as well as certain intangible assets, including goodwill, be reviewed for impairment when circumstances indicate that these assets may not be recoverable, and further provides how such impairment shall be determined and measured. It also requires that long-lived assets and intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. Except for Torchmark's writedown of asset-backed securities in 2001, as discussed in *Note 15—Changes in Accounting Principles* on page 68 of this report, and the writedown of real estate in 1999, as discussed in *Note 3—Investments* on page 56 of this report, there were no significant impairments in the three years ending 2001.

(Dollar amounts in thousands except per share data)

Note 1—Significant Accounting Policies (continued)

Goodwill: The excess cost of businesses acquired over the fair value of their net assets is reported as goodwill and is amortized on a straight-line basis over a period not exceeding 40 years. Torchmark's unamortized goodwill is periodically reviewed to ensure that conditions are present to indicate the recorded amount of goodwill is recoverable from the estimated future profitability of the related business. If events or changes in circumstances indicate that future profits will not be sufficient to support the carrying amount of goodwill, goodwill would be written down to the recoverable amount and amortized over the original remaining period or a reduced period if appropriate.

The Financial Accounting Standards Board (FASB) issued SFAS No. 142, *Goodwill and Other Intangible Assets,* which is effective on January 1, 2002. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment method. Accordingly, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement. Goodwill will be tested annually for impairment based on the specific requirements outlined by SFAS No. 142. Torchmark adopted SFAS No. 142 on January 1, 2002. While Torchmark is currently assessing the impact of SFAS No. 142 on its consolidated financial statements, it does not appear that goodwill is impaired. Because of the requirements of this Statement, Torchmark's goodwill will be frozen at the December 2001 balance and not amortized. At December 31, 2001, Torchmark's goodwill was $378 million and previous annual goodwill amortization expense was approximately $12 million.

Treasury Stock: Torchmark accounts for purchases of treasury stock on the cost method. Issuance of treasury stock is accounted for using the weighted-average cost method.

Reclassifications: Certain amounts in the consolidated financial statements presented have been reclassified from amounts previously reported in order to be comparable between years. These reclassifications have no effect on previously reported shareholders' equity or net income during the periods involved.

Litigation: Torchmark and its subsidiaries continue to be named as parties to legal proceedings. Because much of Torchmark's litigation is brought in Alabama, a jurisdiction known for large punitive damage verdicts bearing little or no relationship to actual damages, the ultimate outcome of any particular action cannot be predicted. It is reasonably possible that changes in the expected outcome of these matters could occur in the near term, but such changes should not be material to Torchmark's reported results or financial condition.

Earnings Per Share: Torchmark presents basic and diluted earnings per share (EPS) on the face of the income statement and a reconciliation of basic EPS to diluted EPS. Basic EPS is computed by dividing income available to common stockholders by the weighted average common shares outstanding for the period. Weighted average common shares outstanding for each period are as follows: 2001—125,134,535, 2000—128,089,235, and 1999—133,197,023. Diluted EPS is calculated by adding to shares outstanding the additional net effect of potentially dilutive securities or contracts which could be exercised or converted into common shares. Weighted average diluted shares outstanding for each period are as follows: 2001—125,860,869, 2000—128,353,404, and 1999—133,985,943.

(Dollar amounts in thousands except per share data)

Note 2—Statutory Accounting

Insurance subsidiaries of Torchmark are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from GAAP. Consolidated net income and shareholders' equity on a statutory basis for the insurance subsidiaries were as follows:

	Net Income Year Ended December 31,			Shareholders' Equity At December 31,		
	2001	2000	1999	2001	2000	1999
Life insurance subsidiaries	$243,325	$239,804	$193,253	$766,328	$717,554	$667,168

In 2001, Liberty National Life Insurance Company (Liberty) paid $40 million and in 1999, Liberty paid $61 million and Globe Life And Accident Insurance Company paid $34.5 million in extraordinary dividends to Torchmark. Extraordinary dividends require regulatory approval.

The excess, if any, of shareholders' equity of the insurance subsidiaries on a GAAP basis over that determined on a statutory basis is not available for distribution to Torchmark without regulatory approval.

A reconciliation of Torchmark's insurance subsidiaries' statutory net income to Torchmark's consolidated GAAP net income is as follows:

	Year Ended December 31,		
	2001	2000	1999
Statutory net income	$243,325	$ 239,804	$ 193,253
Deferral of acquisition costs	429,280	462,174	419,590
Amortization of acquisition costs	(301,793)	(274,837)	(247,800)
Differences in insurance policy liabilities	86,133	37,771	80,088
Deferred income taxes	(87,093)	(84,585)	(63,576)
Income of noninsurance affiliates	(73,235)	(53,631)	(62,711)
Other	59,896	35,339	(44,888)
GAAP net income	$356,513	$ 362,035	$ 273,956

A reconciliation of Torchmark's insurance subsidiaries' statutory shareholders' equity to Torchmark's consolidated GAAP shareholders' equity is as follows:

	Year Ended December 31,	
	2001	2000
Statutory shareholders' equity	$ 766,328	$ 717,554
Differences in insurance policy liabilities	741,253	591,535
Deferred acquisition costs	2,066,423	1,942,161
Value of insurance purchased	115,939	133,158
Deferred income taxes	(638,052)	(461,858)
Debt of parent company	(740,189)	(695,137)
Preferred securities	(144,557)	(193,395)
Asset valuation reserves	61,183	63,945
Nonadmitted assets	33,205	46,331
Goodwill	378,436	390,509
Fair market value adjustment on fixed maturities	(28,470)	(225,978)
Other	(114,372)	(106,465)
GAAP shareholders' equity	$2,497,127	$2,202,360

(Dollar amounts in thousands except per share data)

Note 3—Investments

	Year Ended December 31,		
	2001	2000	1999
Investment income is summarized as follows:			
Fixed maturities	$468,357	$445,146	$ 409,695
Equity securities	33	378	488
Mortgage loans on real estate	9,196	9,281	7,720
Investment real estate	2,233	2,693	7,889
Policy loans	18,225	16,981	16,308
Other long-term investments	4,895	7,637	11,245
Short-term investments	6,582	5,728	4,066
	509,521	487,844	457,411
Less investment expense	(17,691)	(15,418)	(10,074)
Net investment income	$491,830	$472,426	$ 447,337
An analysis of gains (losses) from investments is as follows:			
Realized investment gains (losses):			
Fixed maturities	$ (7,429)	$ (15,328)	$ (30,145)
Equity securities	-0-	3,239	215
Other	4,997	6,767	(81,041)
	(2,432)	(5,322)	(110,971)
Adjustment to deferred acquisition costs	-0-	-0-	-0-
	(2,432)	(5,322)	(110,971)
Applicable tax	851	1,863	38,840
Gains (losses) from investments, net of tax	$ (1,581)	$ (3,459)	$ (72,131)
An analysis of the net change in unrealized investment gains (losses) is as follows:			
Equity securities	$ 28	$ 7,803	$ (15,519)
Fixed maturities available for sale	233,976	38,784	(525,374)
Other long-term investments and foreign exchange translation adjustments	(2,847)	(667)	2,028
Adjustment to deferred acquisition costs	(20,444)	(5,340)	48,382
	210,713	40,580	(490,483)
Applicable tax	(74,621)	(14,764)	171,760
Change in unrealized gains (losses), net of tax	$136,092	$ 25,816	$(318,723)

(Dollar amounts in thousands except per share data)

Note 3—Investments (continued)

A summary of fixed maturities available for sale and equity securities by amortized cost and estimated fair value at December 31, 2001 and 2000 is as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amount per the Balance Sheet	% of Total Fixed Maturities
2001:						
Fixed maturities available for sale:						
Bonds:						
U.S. Government direct obligations and agencies	$ 60,010	$ 2,877	$ (12)	$ 62,875	$ 62,875	1.0%
GNMAs	192,540	12,740	-0-	205,280	205,280	3.1
Mortgage-backed securities, GNMA collateral	1,604	7	-0-	1,611	1,611	0.0
Other mortgage-backed securities	259,922	14,541	(14)	274,449	274,449	4.2
State, municipalities and political subdivisions	177,343	10,345	(1,891)	185,797	185,797	2.8
Foreign governments	46,786	3,551	(156)	50,181	50,181	0.8
Public utilities	900,116	19,250	(28,136)	891,230	891,230	13.7
Industrial and miscellaneous	4,832,766	128,508	(163,444)	4,797,830	4,797,830	73.5
Asset-backed securities	57,157	1,651	(1,632)	57,176	57,176	0.9
Redeemable preferred stocks	-0-	-0-	-0-	-0-	-0-	0.0
Total fixed maturities	6,528,244	193,470	(195,285)	6,526,429	6,526,429	100%
Equity securities:						
Common stocks:						
Banks and insurance companies	427	88	(5)	510	510	
Industrial and all others	239	-0-	(178)	61	61	
Total equity securities	666	88	(183)	571	571	
Total fixed maturities and equity securities	$6,528,910	$193,558	$(195,468)	$6,527,000	6,527,000	
2000:						
Fixed maturities available for sale:						
Bonds:						
U.S. Government direct obligations and agencies	$ 73,838	$ 1,554	$ (4)	$ 75,388	$ 75,388	1.3%
GNMAs	258,172	10,387	(777)	267,782	267,782	4.5
Mortgage-backed securities, GNMA collateral	8,454	46	(12)	8,488	8,488	0.1
Other mortgage-backed securities	370,257	12,770	(332)	382,695	382,695	6.4
State, municipalities and political subdivisions	309,812	11,345	(1,849)	319,308	319,308	5.4
Foreign governments	46,393	1,328	(2)	47,719	47,719	0.8
Public utilities	658,837	13,102	(23,753)	648,186	648,186	10.9
Industrial and miscellaneous	4,308,625	54,389	(301,684)	4,061,330	4,061,330	68.3
Asset-backed securities	148,600	645	(13,192)	136,053	136,053	2.3
Redeemable preferred stocks	2,512	54	-0-	2,566	2,566	0.0
Total fixed maturities	6,185,500	105,620	(341,605)	5,949,515	5,949,515	100%
Equity securities:						
Common stocks:						
Banks and insurance companies	427	81	(8)	500	500	
Industrial and all others	239	-0-	(196)	43	43	
Total equity securities	666	81	(204)	543	543	
Total fixed maturities and equity securities	$6,186,166	$105,701	$(341,809)	$5,950,058	$5,950,058	

(Dollar amounts in thousands except per share data)

Note 3—Investments (continued)

A schedule of fixed maturities by contractual maturity at December 31, 2001 is shown below on an amortized cost basis and on a fair value basis. Actual maturities could differ from contractual maturities due to call or prepayment provisions.

	Amortized Cost	Fair Value
Fixed maturities available for sale:		
Due in one year or less	$ 62,964	$ 64,234
Due from one to five years	893,935	911,877
Due from five to ten years	2,474,317	2,518,396
Due after ten years	2,585,805	2,493,406
	6,017,021	5,987,913
Mortgage-backed and asset-backed securities	511,223	538,516
	$6,528,244	$6,526,429

Proceeds from sales of fixed maturities available for sale were $881 million in 2001, $629 million in 2000, and $1.24 billion in 1999. Gross gains realized on those sales were $20.6 million in 2001, $8.2 million in 2000 and $4.3 million in 1999. Gross losses were $21.4 million in 2001, $10.7 million in 2000, and $36.5 million in 1999. There were no sales of equity securities available for sale during 2001. Proceeds from sales of equity securities available for sale were $39.7 million in 2000 and $260 thousand in 1999. Gross gains realized on those sales were $6.5 million in 2000 and $215 thousand in 1999. Gross losses were $3.2 million in 2000 and -0- in 1999.

Torchmark had $9.0 million in investment real estate at December 31, 2001, which was nonincome producing during the previous twelve months. These properties consisted primarily of undeveloped land. Torchmark had $1.4 million in nonincome producing mortgages as of December 31, 2001. Torchmark had $1.9 million in nonincome producing fixed maturities at December 31, 2001. There were no other long-term investments which were nonincome producing at December 31, 2001.

In 1999, Torchmark disposed of most of its investment real estate. In the second quarter of 1999, efforts to dispose of these properties revealed that the carrying value of the real estate exceeded its estimated realizable value. For this reason Torchmark wrote down its investment real estate portfolio to its estimated realizable value as of June 30, 1999. This write down resulted in a pretax loss of $64 million, or $41 million after tax. The majority of the investment real estate was sold in two transactions in the latter half of 1999 for total consideration of $123 million, of which $111 million was in cash and the remainder in a ten-year collateralized note. After the sales, Torchmark retained $16.4 million in investment real estate, of which $8 million was included with properties partially occupied by Torchmark subsidiaries. At December 31, 2001, Torchmark owned $14.1 million in investment real estate, of which $7.5 million was included with properties partially occupied by Torchmark subsidiaries.

(Dollar amounts in thousands except per share data)

Note 4—Property and Equipment

A summary of property and equipment used in the business is as follows:

	December 31, 2001		December 31, 2000	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Company occupied real estate	$ 61,159	$32,324	$ 59,920	$29,956
Data processing equipment	23,131	21,440	22,206	20,884
Transportation equipment	6,920	3,029	7,430	2,995
Furniture and office equipment	19,941	18,221	19,315	16,342
	$111,151	$75,014	$108,871	$70,177

Depreciation expense on property used in the business was $5.2 million, $6.3 million, and $5.6 million in each of the years 2001, 2000, and 1999, respectively.

(Dollar amounts in thousands except per share data)

Note 5—Deferred Acquisition Costs and Value of Insurance Purchased

An analysis of deferred acquisition costs and the value of insurance purchased is as follows:

	2001		2000		1999	
	Deferred Acquisition Costs	Value of Insurance Purchased	Deferred Acquisition Costs	Value of Insurance Purchased	Deferred Acquisition Costs	Value of Insurance Purchased
Balance at beginning of year	$1,942,161	$133,158	$1,741,570	$151,752	$1,502,512	$170,640
Additions:						
Deferred during period:						
Commissions	265,116	-0-	290,597	-0-	246,174	-0-
Other expenses	164,164	-0-	171,577	-0-	173,416	-0-
Total deferred	429,280	-0-	462,174	-0-	419,590	-0-
Adjustment attributable to unrealized investment losses(1)	-0-	-0-	-0-	-0-	48,380	-0-
Total additions	-0-	-0-	462,174	-0-	467,970	-0-
Deductions:						
Amortized during period	(284,574)	(17,219)	(256,243)	(18,594)	(228,912)	(18,888)
Adjustment attributable to unrealized investment gains(1)	(20,444)	-0-	(5,340)	-0-	-0-	-0-
Total deductions	(305,018)	(17,219)	(261,583)	(18,594)	(228,912)	(18,888)
Balance at end of year	$2,066,423	$115,939	$1,942,161	$133,158	$1,741,570	$151,752

(1) Represents amounts pertaining to investments relating to universal life-type products.

The amount of interest accrued on the unamortized balance of value of insurance purchased was $7.7 million, $9.1 million, and $10.5 million, for the years ended December 31, 2001, 2000, and 1999, respectively. The average interest rates used for the years ended December 31, 2001, 2000, and 1999, were 6.2%, 6.4%, and 6.5%, respectively. The estimated amortization, net of interest accrued, on the unamortized balance at December 31, 2001 during each of the next five years is: 2002, $14.7 million; 2003, $12.1 million; 2004, $10.1 million; 2005, $8.7 million; and 2006, $7.5 million.

In the event of lapses or early withdrawals in excess of those assumed, deferred acquisition costs and the value of insurance purchased may not be recoverable.

Note 6—Discontinued Operations

Waddell & Reed. In 1998, Torchmark spun off to its stockholders its remaining interest in Waddell & Reed, Inc. (Waddell & Reed). Waddell & Reed is an asset management institution which prior to 1998 was a wholly-owned Torchmark subsidiary. The spin off was accounted for as a disposal of a segment. In connection with the transaction, Torchmark incurred a tax in 1999 which has been included as discontinued operations in the after-tax amount of $1 million. Waddell & Reed continued to market certain products on behalf of a Torchmark subsidiary after the transaction under various sales agreements. In 2001, all of these agreements were terminated. As of December 31, 2001, there is no longer any significant affiliation with Waddell & Reed.

Energy. In 1996, Torchmark divested itself of the majority of its energy operations, which was accounted for as the disposal of a segment. At the time of the disposition, there was pending litigation in which Torchmark was named as a party. This litigation was settled in 2001, resulting in an after-tax charge of $3.3 million which is reflected in discontinued operations.

(Dollar amounts in thousands except per share data)

Note 7—Future Policy Benefit Reserves

A summary of the assumptions used in determining the liability for future policy benefits at December 31, 2001 is as follows:

Individual Life Insurance

Interest assumptions:

Years of Issue	Interest Rates	Percent of Liability
1917-2001	3.00%	2%
1947-1954	3.25%	1
1927-1989	3.50%	1
1955-1961	3.75%	1
1925-2001	4.00%	10
1962-1969	4.50% graded to 4.00%	2
1970-1980	5.50% graded to 4.00%	3
1970-2001	5.50%	1
1929-2001	6.00%	21
1986-1994	7.00% graded to 6.00%	12
1954-2001	8.00% graded to 6.00%	12
1951-1985	8.50% graded to 6.00%	8
2000-2001	7.00%	1
1980-1987	8.50% graded to 7.00%	1
1984-2000	Interest Sensitive	24
		100%

Mortality assumptions:

For individual life, the mortality tables used are various statutory mortality tables and modifications of:

1950-54 Select and Ultimate Table
1954-58 Industrial Experience Table
1955-60 Ordinary Experience Table
1965-70 Select and Ultimate Table
1955-60 Inter-Company Table
1970 United States Life Table
1975-80 Select and Ultimate Table
X-18 Ultimate Table

Withdrawal assumptions:

Withdrawal assumptions are based on Torchmark's experience.

Individual Health Insurance

Interest assumptions:

Years of Issue	Interest Rates	Percent of Liability
1962-2001	3.00%	2%
1982-2001	4.50%	3
1993-2001	6.00%	28
1986-1992	7.00% graded to 6.00%	41
1955-2001	8.00% graded to 6.00%	22
1951-1986	8.50% graded to 6.00%	4
		100%

(Dollar amounts in thousands except per share data)

Note 7—Future Policy Benefit Reserves (continued)

Morbidity assumptions:

For individual health, the morbidity assumptions are based on either Torchmark's experience or the assumptions used in calculating statutory reserves.

Termination assumptions:

Termination assumptions are based on Torchmark's experience.

Overall Interest Assumptions

The overall average interest assumption for determining the liability for future life and health insurance benefits in 2001 was 6.1%.

Note 8—Liability for Unpaid Health Claims

Activity in the liability for unpaid health claims is summarized as follows:

	Year ended December 31,		
	2001	2000	1999
Balance at beginning of year:	$183,147	$162,137	$145,802
Incurred related to:			
Current year	664,876	603,641	555,595
Prior year	2,363	6,365	8,297
Total incurred	667,239	610,006	563,892
Paid related to:			
Current year	501,977	440,370	364,623
Prior year	163,353	148,626	182,934
Total paid	665,330	588,996	547,557
Balance at end of year	$185,056	$183,147	$162,137

As a result of the differences between estimated and actual claim experience in prior years, the provision for claims increased $2.4 million, $6.4 million, and $8.3 million in each of the years 2001, 2000, and 1999, respectively.

The liability for unpaid health claims is included with "Policy claims and other benefits payable" on the Consolidated Balance Sheet.

Note 9—Supplemental Disclosures of Cash Flow Information

The following table summarizes Torchmark's noncash transactions, which are not reflected on the *Statement of Cash Flow:*

	Year Ended December 31,		
	2001	2000	1999
Paid-in capital from tax benefit for stock option exercises	$13,890	$3,163	$9,750
Deferred option grants	526	374	482

The following table summarizes certain amounts paid during the period:

	Year Ended December 31,		
	2001	2000	1999
Interest paid	$45,650	$54,748	$ 52,704
Income taxes paid	89,675	79,241	148,223

(Dollar amounts in thousands except per share data)

Note 10—Income Taxes

Torchmark and its subsidiaries file a life-nonlife consolidated federal income tax return.

Total income taxes were allocated as follows:

	Year Ended December 31,		
	2001	2000	1999
Income from continuing operations	$205,967	$190,841	$ 134,320
Discontinued operations	(1,766)	-0-	(571)
Monthly income preferred securities dividend	(2,441)	(5,538)	(4,932)
Changes in accounting principles	(14,315)	-0-	8,661
Shareholders' equity:			
Unrealized gains (losses)	74,689	14,807	(171,757)
Tax basis compensation expense (from the exercise of stock options) in excess of amounts recognized for financial reporting purposes	(13,958)	(3,164)	(9,751)
Other	(3,428)	(3,803)	(9,935)
	$244,748	$193,143	$ (53,965)

Income tax expense attributable to income from continuing operations consists of:

	Year ended December 31,		
	2001	2000	1999
Current income tax expense	$146,407	$116,773	$ 85,917
Deferred income tax expense	59,560	74,068	48,403
	$205,967	$190,841	$134,320

In 2001, 2000, and 1999, deferred income tax expense was incurred because of certain differences between net income from continuing operations before income taxes as reported on the consolidated statement of operations and taxable income as reported on Torchmark's income tax returns. As explained in Note 1, these differences caused the financial statement book values of some assets and liabilities to be different from their respective tax bases.

The effective income tax rate differed from the expected 35% rate as shown below:

	Year ended December 31,					
	2001	%	2000	%	1999	%
Expected income taxes	$210,500	35%	$197,035	35%	$140,843	35%
Increase (reduction) in income taxes resulting from:						
Tax-exempt investment income	(7,754)	(1)	(9,546)	(2)	(8,798)	(2)
Other	3,221	—	3,352	1	2,275	1
Income taxes	$205,967	34%	$190,841	34%	$134,320	34%

(Dollar amounts in thousands except per share data)

Note 10—Income Taxes (continued)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Unrealized investment losses	$ -0-	$ 74,626
Present value of future policy surrender charges	32,821	39,964
Carryover of nonlife net operating losses and nonlife capital losses	20,783	28,227
Other assets and other liabilities, principally due to the current nondeductibility of certain accrued expenses for tax purposes	31,273	30,062
Total gross deferred tax assets	84,877	172,879
Deferred tax liabilities:		
Unrealized investment gains	63	-0-
Deferred acquisition costs	509,734	492,267
Future policy benefits, unearned and advance premiums, and policy claims	128,742	104,314
Other	8,944	14,666
Total gross deferred tax liabilities	647,483	611,247
Net deferred tax liability	$562,606	$438,368

Torchmark has not recognized a deferred tax liability for the undistributed earnings of its wholly-owned subsidiaries because such earnings are remitted to Torchmark on a tax-free basis. A deferred tax liability will be recognized in the future if the remittance of such earnings becomes taxable to Torchmark. In addition, Torchmark has not recognized a deferred tax liability of approximately $10 million that arose prior to 1984 on temporary differences related to the policyholders' surplus accounts in the life insurance subsidiaries. A current tax expense will be recognized in the future if and when these amounts are distributed.

(Dollar amounts in thousands except per share data)

Note 11—Postretirement Benefits

Pension Plans: Torchmark has noncontributory retirement benefit plans and contributory savings plans which cover substantially all employees. There is also a nonqualified noncontributory excess benefit pension plan which covers certain employees. The total cost of these retirement plans charged to operations was as follows:

Year Ended December 31,	Defined Contribution Plans	Defined Benefit Pension Plans
2001	$3,283	$2,535
2000	3,097	2,610
1999	2,775	3,369

Torchmark accrues expense for the defined contribution plans based on a percentage of the employees' contributions. The plans are funded by the employee contributions and a Torchmark contribution equal to the amount of accrued expense. Plan contributions are both mandatory and discretionary, depending on the terms of the plan.

Cost for the defined benefit pension plans has been calculated on the projected unit credit actuarial cost method. Contributions are made to the pension plans subject to minimums required by regulation and maximums allowed for tax purposes. Accrued pension expense in excess of amounts contributed has been recorded as a liability in the financial statements and was $10.2 million and $9.5 million at December 31, 2001 and 2000, respectively. The plans covering the majority of employees are organized as trust funds whose assets consist primarily of investments in marketable long-term fixed maturities and equity securities which are valued at fair market value.

The excess benefit pension plan provides the benefits that an employee would have otherwise received from a defined benefit pension plan in the absence of the Internal Revenue Code's limitation on benefits payable under a qualified plan. Although this plan is unfunded, pension cost is determined in a similar manner as for the funded plans. Liability for the excess benefit plan was $5.4 million and $4.6 million at December 31, 2001 and 2000, respectively.

Net periodic pension cost for the defined benefit plans by expense component was as follows:

	Year Ended December 31,		
	2001	2000	1999
Service cost—benefits earned during the period	$ 5,195	$ 5,142	$ 5,133
Interest cost on projected benefit obligation	9,077	8,763	8,260
Expected return on assets	(11,212)	(10,639)	(9,892)
Amortization of prior service cost	(82)	78	59
Recognition of net actuarial (gain)/loss	(443)	(734)	(191)
Net periodic pension cost	$ 2,535	$ 2,610	$ 3,369

(Dollar amounts in thousands except per share data)

Note 11—Postretirement Benefits (continued)

In accordance with FASB Statement No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits,* the following table presents a reconciliation from the beginning to the end of the year of the benefit obligation and plan assets. This table also presents a reconciliation of the plans' funded status with the amounts recognized on Torchmark's consolidated balance sheet.

	Pension Benefits For the year ended December 31,	
	2001	2000
Changes in benefit obligation:		
Obligation at beginning of year	$114,222	$104,581
Service cost	5,195	5,142
Interest cost	9,077	8,763
Actuarial loss (gain)	8,559	7,812
Benefits paid	(8,407)	(12,076)
Obligation at end of year	128,646	114,222
Changes in plan assets:		
Fair value at beginning of year	139,318	132,779
Return on assets	1,875	18,038
Contributions	1,023	577
Benefits paid	(8,407)	(12,076)
Fair value at end of year	133,809	139,318
Funded status at year end	5,163	25,096
Unrecognized amounts at year end:		
Unrecognized actuarial loss (gain)	(20,645)	(39,657)
Unrecognized prior service cost	(126)	787
Unrecognized transition obligation	(68)	(75)
Net amount recognized at year end	$ (15,676)	$ (13,849)
Amounts recognized consist of:		
Prepaid benefit cost	$ 328	$ 323
Accrued benefit liability	(16,004)	(14,491)
Intangible asset	0	319
Net amount recognized at year end	$ (15,676)	$ (13,849)

The weighted average assumed discount rates used in determining the actuarial benefit obligations were 7.25% and 7.50% in 2001 and 2000, respectively. The rate of assumed compensation increase was 4.50% in both 2001 and 2000 and the expected long-term rate of return on plan assets was 9.25% in both 2001 and 2000.

Postretirement Benefit Plans Other Than Pensions: Torchmark provides postretirement life insurance benefits for most retired employees, and also provides additional postretirement life insurance benefits for certain key employees. The majority of the life insurance benefits are accrued over the working lives of active employees.

For retired employees over age sixty-five, Torchmark does not provide postretirement benefits other than pensions. Torchmark does provide a portion of the cost for health insurance benefits for certain employees who retired before February 1, 1993 and for certain employees that retired before age sixty-five, covering them until they reach age sixty-five. Eligibility for this benefit was generally achieved at age fifty-five with at least fifteen years of service. This subsidy is minimal to retired employees who did not retire before February 1, 1993. This plan is unfunded.

(Dollar amounts in thousands except per share data)

Note 11—Postretirement Benefits (continued)

The components of net periodic postretirement benefit cost for plans other than pensions are as follows:

	Year Ended December 31, 2001	2000	1999
Service cost	$ 329	$ 301	$ 239
Interest cost on accumulated postretirement benefit obligation	555	508	380
Expected return on plan assets	-0-	-0-	-0-
Amortization of prior service cost	(5,145)	(161)	(216)
Recognition of net actuarial (gain)/loss	(2,484)	(39)	(234)
Net periodic postretirement benefit cost	$(6,745)	$ 609	$ 169

The following table presents a reconciliation of the benefit obligation and plan assets from the beginning to the end of the year and a reconciliation of the funded status to the accrued benefit liability:

	Benefits Other Than Pensions For the year ended December 31, 2001	2000
Changes in benefit obligation:		
Obligation at beginning of year	$ 7,530	$ 5,615
Service cost	329	301
Interest cost	555	508
Amendments	(5,016)	-0-
Actuarial loss (gain)	(1,954)	1,780
Benefits paid	(382)	(674)
Obligation at end of year	1,062	7,530
Changes in plan assets:		
Fair value at beginning of year	-0-	-0-
Return on assets	-0-	-0-
Contributions	382	674
Benefits paid	(382)	(674)
Fair value at end of year	-0-	-0-
Funded status at year end	(1,062)	(7,530)
Unrecognized amounts at year end:		
Unrecognized actuarial loss (gain)	-0-	(530)
Unrecognized prior service cost	-0-	(129)
Net amount recognized at year end as accrued benefit liability	$(1,062)	$(8,189)

During 2001, Torchmark amended the terms of its post-retirement health benefit plan to revise the premium structure for participants. This amendment reduced the benefit liability by $5 million.

For measurement purposes, a 7.5% annual rate of increase in per capita cost of covered healthcare benefits was assumed for 2001. The health care cost trend rate assumption has a significant effect on the amounts reported, as illustrated in the following table which presents the effect of a one percentage point increase and decrease on the service and interest cost components and the benefit obligation:

Effect on:	Change in Trend Rate: 1% Increase	1% Decrease
Service and interest cost components	$ 3	$ 3
Benefit obligation	42	39

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 2001 and 2000.

(Dollar amounts in thousands except per share data)

Note 12—Debt

An analysis of debt at carrying value is as follows:

	December 31,			
	2001		2000	
	Short-term Debt	Long-term Debt	Short-term Debt	Long-term Debt
Senior Debentures, due 2009		$ 99,450		$ 99,450
Notes, due 2023		165,819		173,675
Notes, due 2013		92,923		92,864
Senior Notes, due 2006		177,960		
Commercial paper	$204,037		$329,148	
	$204,037	$536,152	$329,148	$365,989

The amount of debt that becomes due during each of the next five years is: 2002—$204,037, 2003—$0, 2004—$0, 2005—$0, and 2006—$180,000.

The Senior Debentures, remaining principal amount of $99 million, are due August 15, 2009. They bear interest at a rate of 8¼%, with interest payable on February 15 and August 15 of each year. The Senior Debentures are not redeemable at the option of Torchmark prior to maturity and have equal priority with other Torchmark unsecured indebtedness.

The Notes, due May 15, 2023, were issued in May, 1993 in the principal amount of $200 million. Proceeds of the issue, net of issue costs, were $196 million. Interest is payable on May 15 and November 15 of each year at a rate of 7⅞%. In 1999, $7.6 million principal amount was purchased in the open market at a cost of $7.9 million by Torchmark subsidiary companies which in turn sold them to the parent company in 2000. An additional $8.1 million and $4.6 million, respectively, principal amount were purchased by the parent company in 2001 and 2000 in the open market at a cost of $8.3 million and $4.2 million. An after-tax loss on the redemption of debt of $277 thousand and gain of $166 thousand was recorded during 2001 and 2000, respectively. These notes are not callable prior to maturity and have equal priority with other Torchmark unsecured indebtedness.

The Notes, due August 1, 2013, were issued in July, 1993 in the principal amount of $100 million for net proceeds of $98 million. Interest is payable on February 1 and August 1 of each year at a rate of 7⅜%. In March, 1999, $4.0 million principal amount was purchased in the open market at a cost of $4.1 million by a Torchmark insurance subsidiary, which in turn sold it to the parent company in 2000 for $3.7 million. In the fourth quarter of 2000, Torchmark purchased $2.0 million principal amount in the open market at a cost of $1.9 million. An after-tax gain on the redemption of debt of $36 thousand was recorded in the fourth quarter of 2000. These notes are not callable prior to maturity and have equal priority with other Torchmark unsecured indebtedness.

The Senior Notes, due December 16, 2006, were issued in December, 2001 in the principal amount of $180 million for net proceeds of $178 million. Interest is payable on June 15 and December 15 of each year at a rate of 6¼%. The notes are unsecured, may not be redeemed prior to maturity, and have no sinking fund requirement. These notes have equal priority with other Torchmark unsecured indebtedness.

In connection with this issuance, Torchmark entered into a five-year swap agreement with an unaffiliated party to swap the 6¼% fixed rate payment obligation for a floating rate obligation. The floating rate is based on the six-month LIBOR plus 120.5 basis points and resets every six months. At December 31, 2001, this rate was 3.11%. This swap derivative qualifies as a hedge under accounting rules. Therefore, changes in its fair market value will be substantially offset by changes in the fair market value of the debt security. Torchmark's derivative instruments are classified as Other Invested Assets.

In November, 2001 Torchmark entered into a line of credit facility with a group of lenders, which allows unsecured borrowings and stand-by letters of credit up to $625 million. The facility includes a $325 million 364-day tranche, which matures November 29, 2002 and a $300 million five-year tranche that matures November 30, 2006. This facility replaces a revolving credit agreement which the Company previously had available to borrow up to $600 million on an unsecured basis. Interest is charged at

(Dollar amounts in thousands except per share data)

Note 12—Debt (continued)

variable rates for each tranche. In addition, Torchmark can request up to $200 million letters of credit to be issued against the $300 million five-year tranche. The line of credit is further designated as a back-up credit line for a commercial paper program, which cannot exceed $600 million. Torchmark may borrow from the credit facility or issue commercial paper, with total commercial paper outstanding not to exceed $600 million. At December 31, 2001, Torchmark had $204 million face amount of commercial paper outstanding, $168 million of letters of credit issued, and no borrowings under the line of credit. During 2001, the short term borrowings under the combined facilities averaged approximately $311 million, and were made at an average yield of 3.9%. The facility does not have a ratings-based acceleration trigger which would require early payment. A facility fee is charged for the entire $625 million facility, at a rate of 9 basis points for the 364-day tranch and 11 basis points for the five-year tranch. For letters of credit issued, there is an issuance fee of 29 basis points and a fronting fee of 5 basis points. Additionally, if borrowings on both the line of credit and letters of credit exceed 33% of the total $625 million facility, there is a usage fee of 10 basis points. During 2001, Torchmark's usage of the facility was below this threshold and no usage fee was required. Torchmark is subject to certain covenants for the agreements regarding capitalization and earnings, for which it was in compliance at December 31, 2001.

Interest in the amount of $284 thousand was capitalized during 1999. There was no capitalized interest in 2000 or 2001.

Note 13—Trust Preferred Securities

In November 2001, Torchmark established two Capital Trusts, which in turn sold trust preferred securities (trust preferreds) in separate public offerings. Capital Trust I sold 5 million shares while Capital Trust II sold 1 million shares at a combined face amount of $150 million. Both trust preferreds pay a quarterly dividend at an annual 7¾% rate which is equivalent to an annual rate of $1.9375 per share. All dividends are cumulative. The trust preferreds are subject to a mandatory redemption on November 2, 2041, but Torchmark has the option to redeem in part or whole the securities on or after November 2, 2006. All payments by the Capital Trusts regarding the trust preferreds are guaranteed by Torchmark. The Capital Trusts are wholly-owned consolidated subsidiaries of Torchmark. The two offerings resulted in net proceeds of $145 million to the Capital Trusts. The Capital Trusts in turn used the proceeds to buy 7¾% Junior Subordinated Debentures from Torchmark in like amount. Torchmark used these proceeds to redeem its outstanding 9.18% monthly income preferred securities in 2001 in the approximate amount of $110 million, with the remaining proceeds used to pay down short-term debt. In a related transaction, Torchmark entered into a ten year swap agreement to exchange a variable rate payment for the 7¾% fixed dividend obligation. The variable rate is based on the three-month LIBOR plus 221 basis points and resets each quarter when payments are made. The variable rate was 4.10% at December 31, 2001. The swap derivative does not qualify as a hedge for accounting purposes and will be carried on the balance sheet at fair market value. The swap had a fair value of zero at December 31, 2001.

Note 14—Monthly Income Preferred Securities

During 2001, Torchmark used funds received from short-term borrowings and the issuance of the trust preferreds to redeem its 8 million shares of 9.18% MIPS for a total cost of $200 million plus accrued dividends. Torchmark recognized an after-tax loss of approximately $4.3 million during 2001 as a result of the redemption.

When the MIPS were originally issued in 1994, Torchmark entered into a ten-year swap agreement with an unrelated party which remains in effect. The agreement provides for Torchmark to pay a variable rate based on the one-month LIBOR plus 139 basis points, while collecting at a rate of 9.18% on a notional amount of $200 million. The swap does not expire until September 30, 2004. The rate resets each month. At December 31, 2001, the variable rate was 3.47%. The swap is accounted for as a free standing derivative and is marked to fair market value at the end of each accounting period. The fair market value of the swap agreement was a benefit of $19.2 million and $14.3 million at December 31, 2001 and 2000, respectively. Torchmark changed its method of accounting for this swap agreement during 1999. Refer to Note 15—*Changes in Accounting Principles* on page 68 for more information on this change in accounting principle.

(Dollar amounts in thousands except per share data)

Note 15—Changes in Accounting Principles

Asset-Backed Securities. Torchmark adopted new accounting guidance *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets* (EITF 99-20) effective April 1, 2001. EITF 99-20 changed the method of accounting for most of Torchmark's asset-backed securities, but it excluded U.S. government and government-guaranteed securities. It requires that interest income be accounted for using the prospective effective-yield method, whereby changes in future cash flow expectations are accounted for over the remaining life of the security. This is accomplished through recalculating a new yield-to-maturity at the end of each reporting period for interest accrued based on the current book value and revised cash flow expectations. Revised expectations result in revised interest recognition. This prospective method differs from the previously required retrospective effective-yield method whereby the effective yield was based on future expected and past actual cash flows, and the book value was restated using the newly calculated effective yield as if it had been in effect since purchase.

EITF 99-20 also sets forth specific new rules regarding the impairment of asset-backed securities. Future impairments, if any, are to be recognized as a component of realized investment losses. On initial application of this standard, impairments were recognized as a change in accounting principle. Reversals of impairment charges recognized subsequent to adoption of EITF 99-20 are prohibited.

In accordance with this guidance, Torchmark evaluated the expected cash flows on its asset-backed securities under the new rules. As a result, Torchmark determined that these assets were impaired by $41 million, or $27 million after tax. This impairment charge was recorded as a cumulative effect of a change in accounting principle in the second quarter of 2001. Also, during 2001, Torchmark sold an additional $40 million of these securities after adjustment for the impairment. An additional impairment of $2.5 million was recognized in 2001 and is included in realized investment losses. Torchmark's total investment at fair value in asset-backed securities subject to the accounting guidance at December 31, 2001 was $20 million, or less than 1% of total investments.

Swap Agreements. Since 1994, Torchmark has had in place a swap agreement with an unaffiliated party whereby Torchmark pays a variable dividend rate on a $200 million face amount instrument in exchange for payment of a 9.18% fixed dividend. Effective January 1, 1999, Torchmark changed its method of accounting for this swap agreement to recognize changes in its fair value, net of tax, as realized investment gains or losses. This method of accounting for derivatives was believed to be preferable under the guidance established by Statement of Financial Accounting Standards No. 80, *Accounting for Futures Contracts* (SFAS 80) and the Securities and Exchange Commission. Previously, Torchmark accounted for the swap using hedge accounting under SFAS 80. The after-tax cumulative effect of the change at January 1, 1999 was a gain of $16.1 million (net of income taxes of $8.7 million) and is included in income for the twelve months ended December 31, 1999. The effect of the change on the twelve months ended December 31, 1999 was to increase realized losses by $11.7 million ($.09 per diluted share) excluding the cumulative effect of the change in accounting principle.

Effective January 1, 2001, Torchmark adopted *SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities*, as amended, and accounts for all derivative instruments in accordance with that Statement. At December 31, 2001, Torchmark had three swap contracts in place, which were carried at fair market value in the financial statements. Fluctuations in these values adjust realized investment gains and losses. If a derivative qualifies as a fair value hedge under SFAS No. 133, gains and losses in the derivative are substantially offset by changes in the underlying hedged instrument.

(Dollar amounts in thousands except per share data)

Note 16—Shareholders' Equity

Share Data: A summary of preferred and common share activity is as follows:

	Preferred Stock		Common Stock	
	Issued	Treasury Stock	Issued	Treasury Stock
1999:				
Balance at January 1, 1999	-0-	-0-	147,800,908	(10,951,933)
Issuance of common stock due to exercise of stock options				1,898,524
Treasury stock acquired				(6,742,606)
Lapse of unvested stock grant				(8,625)
Balance at December 31, 1999	-0-	-0-	147,800,908	(15,804,640)
2000:				
Issuance of common stock due to exercise of stock options				523,742
Treasury stock acquired				(6,131,000)
Balance at December 31, 2000	-0-	-0-	147,800,908	(21,411,898)
2001:				
Issuance of common stock due to exercise of stock options				4,255,646
Treasury stock acquired				(7,756,890)
Retirement of treasury stock			(21,000,000)	21,000,000
Balance at December 31, 2001	-0-	-0-	126,800,908	(3,913,142)

	At December 31, 2001		At December 31, 2000	
	Preferred Stock	Common Stock	Preferred Stock	Common Stock
Par value per share	$1.00	$1.00	$1.00	$1.00
Authorized shares	5,000,000	320,000,000	5,000,000	320,000,000

Acquisition of Common Shares: Torchmark shares are acquired from time to time through open market purchases under the Torchmark stock repurchase program when it is believed to be the best use of Torchmark's funds and for future employee stock option exercises. Share repurchases under this program were 7.8 million shares at a cost of $303 million in 2001, 6.1 million shares at a cost of $147 million in 2000, and 6.7 million shares at a cost of $222 million in 1999.

Retirement of Treasury Stock: On May 11, 2001, Torchmark retired 21 million shares of its treasury stock. The retirement resulted in a decrease in common stock of $21 million, decrease in additional paid-in capital of $89 million, decrease in retained earnings of $527 million, and a decrease in treasury stock of $637 million.

Restrictions: Restrictions exist on the flow of funds to Torchmark from its insurance subsidiaries. Statutory regulations require life insurance subsidiaries to maintain certain minimum amounts of capital and surplus. These restrictions generally limit the payment of dividends by insurance subsidiaries to statutory net gain from operations before realized capital gains or losses on an annual noncumulative basis in the absence of special approval. Additionally, insurance companies are generally not permitted to distribute the excess of shareholders' equity as determined on a GAAP basis over that determined on a statutory basis. In 2002, $299 million will be available to Torchmark for dividends from insurance subsidiaries in compliance with statutory regulations without prior regulatory approval.

Earnings Per Share: A reconciliation of basic and diluted weighted-average shares outstanding is as follows:

	2001	2000	1999
Basic weighted average shares outstanding	125,134,535	128,089,235	133,197,023
Weighted average dilutive options outstanding	726,334	264,169	788,920
Diluted weighted average shares outstanding	125,860,869	128,353,404	133,985,943

(Dollar amounts in thousands except per share data)

Note 16—Shareholders' Equity (continued)

Stock options to purchase 3,305,025, 7,497,546, and 5,013,990, as of December 31, 2001, 2000, and 1999, respectively, are considered to be anti-dilutive and are excluded from the calculation of diluted earnings per share. Income available to common shareholders for basic earnings per share is equivalent to income available to common shareholders for diluted earnings per share.

Note 17—Employee Stock Options

Certain employees, directors, and consultants have been granted options to buy shares of Torchmark stock, generally at the market value of the stock on the date of grant, under the provisions of the various Torchmark stock option plans. The options are exercisable during the period commencing from the date they vest until expiring ten years and two days or eleven years after grant. Employee and consultant stock options generally vest one-half in two years and one-half in three years. Formula-based director grants generally vest in six months. Grants in August, 2001 and November, 1999 vested immediately for all optionees other than those subject to SEC Section 16(a) reporting, whose options vest in six months. A grant in December, 2000 vested in six months. Stock options awarded in connection with compensation deferrals by certain directors and executives vest over ten years. Torchmark generally issues shares for the exercise of stock options out of treasury stock.

An analysis of shares available for grant is as follows:

	Available for Grant		
	2001	2000	1999
Balance at January 1	9,476,067	10,869,220	13,192,506
Lapse of restricted stock grants(1)	-0-	-0-	8,625
Expired during year	35,573	1,100	70,760
Granted during year	(4,487,453)	(1,394,253)	(2,402,671)
Balance at December 31	5,024,187	9,476,067	10,869,220

(1) This stock grant was made from the 1987 Stock Incentive Plan. The retirement of an employee during 1999 resulted in the lapse of unvested grants.

Torchmark accounts for its employee stock options in accordance with SFAS 123 *Accounting for Stock-Based Compensation*, which defines a "fair value method" of measuring and accounting for employee stock options. This standard also allows accounting for such options under the "intrinsic value method" in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) and related interpretations. If a company elects to use the intrinsic value method, then pro forma disclosures of earnings and earnings per share are required as if the fair value method of accounting was applied. The effects of applying SFAS 123 in the pro forma disclosures are not necessarily indicative of future amounts.

Torchmark has elected to account for its stock options under the intrinsic value method as outlined in APB 25. The fair value method requires the use of an option valuation model, such as the Black-Scholes option valuation model, to value employee stock options, upon which compensation expense is based. The Black-Scholes option valuation model was not developed for use in valuing employee stock options. Instead, this model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Torchmark's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the existing models do not provide a reliable measure of the fair value of its employee stock options. Under the intrinsic value method, compensation expense for Torchmark's option grants is only recognized if the exercise price of the employee stock option is less than the market price of the underlying stock on the date of grant.

Note 17—Employee Stock Options (continued)

The fair value for Torchmark's employee stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000, and 1999:

	2001	2000	1999
Risk-free interest rate	4.5%	5.1%	6.0%
Dividend yield	0.9%	1.0%	1.2%
Volatility factor	31.7	32.5	25.6
Weighted average expected life (in years)	4.75	4.77	4.66

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Torchmark's pro forma information follows (in thousands except for earnings per share information):

	2001	2000	1999
As reported net income	$356,513	$362,035	$273,956
Pro forma net income	318,499	357,423	262,433
As reported basic net income per share	2.85	2.83	2.06
Pro forma basic net income per share	2.55	2.79	1.97
As reported diluted net income per share	2.83	2.82	2.04
Pro forma diluted net income per share	2.53	2.78	1.96

Torchmark executed a stock option exercise and restoration program on August 9, 2001 and November 15, 1999 through which 122 and 80 Torchmark directors and employees, respectively, exercised vested stock options. These participants were granted a reduced number of new options at the respective current market price. The August 9, 2001 and November 15, 1999 programs resulted in the issuance of 4.0 million shares and 1.8 million shares, respectively, of which 3.5 million shares and 1.2 million shares, respectively, were immediately sold by the directors and employees through the open market to cover the cost of the purchased shares and related taxes. Another restoration program was effected on December 20, 2000 involving two employees who were not able to participate in the 1999 restoration program. They exercised vested options resulting in the issuance of 433 thousand shares, of which 283 thousand shares were sold by the employees to pay the exercise price and minimum withholding taxes. As a result of these restoration programs, management's ownership interest increased, and Torchmark received a significant current tax benefit from the exercise of the options.

A summary of Torchmark's stock option activity and related information for the years ended December 31, 2001, 2000, and 1999 follows:

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding-beginning of year	8,531,198	$31.85	7,661,787	$30.14	7,228,400	$27.04
Granted	4,487,453	40.40	1,394,253	36.37	2,402,671	31.36
Exercised	(4,255,646)	31.62	(523,742)	18.89	(1,898,524)	19.80
Expired	(35,573)	36.82	(1,100)	28.84	(70,760)	32.98
Outstanding-end of year	8,727,432	36.28	8,531,198	31.85	7,661,787	30.14
Exercisable at end of year	5,802,358	37.02	5,345,265	31.54	4,243,254	29.37

The weighted average fair value of options granted during the years ended December 31, 2001, 2000, and 1999 were $13.00, $12.05, and $9.29, respectively.

(Dollar amounts in thousands except per share data)

Note 17—Employee Stock Options (continued)

The following table summarizes information about stock options outstanding at December 31, 2001:

Exercise Price	Grant Date	Number Outstanding	Number Exercisable	Contract Termination Date
14.55172-14.58579	December 16, 1994	15,000	15,000	December 18, 2004
14.92781	January 3, 1995	7,010	7,010	January 5, 2005
15.94885*	December 18, 1996	36,000	6,000	December 18, 2007
16.42468	January 2, 1992	21,029	21,029	January 4, 2002
18.56413	December 20, 1995	50,600	50,600	December 22, 2005
18.61765-18.618	December 14, 1993	25,702	25,702	December 16, 2003
19.26091	January 2, 1996	7,010	7,010	January 4, 2006
19.26091-19.276	January 3, 1994	13,010	13,010	January 5, 2004
19.8125	February 29, 2000	7,691	7,691	February 28, 2011
21.29257-21.30859	December 16, 1996	97,598	97,598	December 18, 2006
21.50657-21.50770	January 2, 1997	7,010	7,010	January 4, 2007
21.52056	January 2, 1997	10,900	0	January 2, 2008
22.14864-22.16198	January 31, 1997	94,051	2,937	January 31, 2008
22.25559	December 7, 1992	14,484	14,484	December 9, 2002
24.7174-24.72794	January 4, 1993	13,010	13,010	January 6, 2003
25.75	January 18, 2000	5,678	5,678	January 18, 2011
27.325	January 17, 2000	5,410	5,410	January 17, 2011
27.75	January 4, 2000	17,164	17,164	January 4, 2011
27.8125	December 21, 1999	1,051,950	525,825	December 23, 2009
27.8125	December 21, 1999	68,421	7,889	December 21, 2010
28.3125	January 3, 2000	10,184	5,149	January 3, 2011
33.27631-33.28237	December 24, 1997	55,499	55,499	December 26, 2007
33.4375	December 16, 1998	346,554	343,541	December 18, 2008
33.4375	December 16, 1998	93,534	15,636	December 16, 2009
33.4903-33.497	September 25, 1997	216,160	216,160	September 27, 2007
33.54382	January 9, 1998	9,089	0	January 9, 2009
33.9375	January 11, 1999	40,820	40,820	January 11, 2010
34	January 5, 2001	4,663	0	January 15, 2012
34.5	November 15, 1999	532,774	532,774	November 17, 2009
34.5	January 8, 2001	30,701	30,701	January 8, 2012
34.75	December 30, 1998	31,727	3,966	December 30, 2009
34.875	January 23, 2001	5,025	5,025	January 23, 2012
35.63037	February 16, 1998	8,439	0	February 16, 2009
35.95	March 15, 2001	4,617	4,617	March 15, 2012
36.11175-36.11284	January 2, 1998	116,709	116,709	January 4, 2008
36.37928	February 10, 1998	7,950	0	February 10, 2009
36.43278	February 4, 1998	7,989	0	February 4, 2009
36.57	May 14, 2001	4,740	4,740	May 14, 2012
37.375	December 20, 2000	1,188,552	263,052	December 22, 2010
37.375	December 20, 2000	53,994	5,400	December 20, 2011
37.625	January 3, 2001	4,210	4,210	January 3, 2012
38.2	December 13, 2001	1,029,150	0	December 15, 2011
38.2	December 13, 2001	51,322	0	December 13, 2012
41.26	August 9, 2001	3,304,302	3,304,302	August 11, 2011
		8,727,432	5,802,358	

* Issued when the market price was $24.8125. Option price at that time (prior to the Waddell & Reed spin-off adjustment) was $18.61.

(Dollar amounts in thousands except per share data)

Note 18—Commitments and Contingencies

Reinsurance: Insurance affiliates of Torchmark reinsure that portion of insurance risk which is in excess of their retention limits. Retention limits for ordinary life insurance range up to $2.5 million per life. Life insurance ceded represents less than 1.0% of total life insurance in force at December 31, 2001. Insurance ceded on life and accident and health products represents .7% of premium income for 2001. Torchmark would be liable for the reinsured risks ceded to other companies to the extent that such reinsuring companies are unable to meet their obligations.

Insurance affiliates also assume insurance risks of other companies. Life reinsurance assumed represents 2.2% of life insurance in force at December 31, 2001 and reinsurance assumed on life and accident and health products represents 1.7% of premium income for 2001.

Leases: Torchmark leases office space and office equipment under a variety of operating lease arrangements. These leases contain various renewal options, purchase options, and escalation clauses. Rental expense for operating leases was $3.2 million in 2001, $3.3 million in 2000, and $3.4 million in 1999. Future minimum rental commitments required under operating leases having remaining noncancelable lease terms in excess of one year at December 31, 2001 are as follows: 2002, $2.0 million; 2003, $1.4 million; 2004, $850 thousand; 2005, $526 thousand; 2006, $370 thousand and in the aggregate, $6.2 million.

Concentrations of Credit Risk: Torchmark maintains a highly diversified investment portfolio with limited concentration in any given region, industry, or economic characteristic. At December 31, 2001, the investment portfolio consisted of the following:

Investment-grade corporate bonds	74%
Non-investment-grade securities	7
Securities of the U.S. government or U.S. government-backed securities	4
Non-government-guaranteed mortgage-backed securities	4
Policy loans, which are secured by the underlying insurance policy values	4
Securities of state and municipal governments	2
Mortgages	2
Short-term investments, which generally mature within one month	2
Securities of foreign governments, equity securities, real estate, and other long-term investments	1

Investments in municipal governments and corporations are made throughout the U.S. with no concentration in any given state. Most of the investments in foreign government securities are in Canadian and Mexican government obligations. Corporate debt and equity investments are made in a wide range of industries. At December 31, 2001, 3% or more of the portfolio was invested in the following industries:

Electric, gas, and sanitary services	14%
Depository institutions	12
Insurance carriers	7
Communications	6
Nondepository credit institutions	5
Food and kindred products	4
Chemicals and allied products	3
Transportation equipment	3

Otherwise, no individual industry represented 3% or more of Torchmark's investments. At year-end 2001, 7% of the carrying value of fixed maturities was rated below investment grade (BB or lower as rated by Standard & Poor's or the equivalent NAIC designation). Par value of these investments was $598

(Dollar amounts in thousands except per share data)

Note 18—Commitments and Contingencies (continued)

million, amortized cost was $559 million, and market value was $484 million. While these investments could be subject to additional credit risk, such risk should generally be reflected in market value.

Collateral Requirements: Torchmark requires collateral for investments in instruments where collateral is available and is typically required because of the nature of the investment. Since the majority of Torchmark's investments is in government, government-secured, or corporate securities, the requirement for collateral is rare. Torchmark's mortgages are secured by the underlying real estate.

Guarantees: In the fourth quarter of 1999, Torchmark issued a full financial guaranty of all obligations, receivables, and recovery of capital on behalf of its wholly-owned subsidiaries American Income and AILIC Receivables Corporation up to $100 million. The guarantee was made to an unaffiliated third party as agent for the purchasers of certain agent receivables of American Income.

In connection with its line of credit facility with a group of lenders, Torchmark has guaranteed letters of credit of another wholly-owned subsidiary in the maximum amount of $200 million. At December 31, 2001, $168 million of letters of credit were issued.

Litigation: Torchmark and its subsidiaries continue to be named as parties to pending or threatened legal proceedings. These lawsuits involve tax matters, alleged breaches of contract, torts, including bad faith and fraud claims based on alleged wrongful or fraudulent acts of agents of Torchmark's subsidiaries, employment discrimination, and miscellaneous other causes of action. Many of these lawsuits involve claims for punitive damages in state courts of Alabama, a jurisdiction particularly recognized for its large punitive damage verdicts. A number of such actions involving Liberty also name Torchmark as a defendant. In 1999, Alabama enacted legislation limiting punitive damages in non-physical injury cases to the greater of $500,000 or three times compensatory damages. Since this legislation has not undergone scrutiny by appellate courts regarding its constitutionality and a jury's discretion regarding the amount of compensatory damages (including mental anguish) awarded in any given case is not precisely defined, the effect of this legislation on Torchmark's litigation remains unclear. Bespeaking caution is the fact that the likelihood or extent of a punitive damage award in any given case is currently impossible to predict. As of December 31, 2001, Liberty was a party to approximately 86 active lawsuits (including 9 employment related cases and excluding interpleaders and stayed cases), 62 of which were Alabama proceedings and 7 of which were Mississippi proceedings in which punitive damages were sought. Liberty faces trial settings in these cases on an on-going basis.

Based upon information presently available, and in light of legal and other factual defenses available to Torchmark and its subsidiaries, contingent liabilities arising from threatened and pending litigation are not presently considered by management to be material. It should be noted, however, that large punitive damage awards bearing little or no relation to actual damages awarded by juries in jurisdictions in which Torchmark has substantial business, particularly Alabama and Mississippi, continue to occur, creating the potential for unpredictable material adverse judgments in any given punitive damage suit.

Previous reports have disclosed that in July 1998, a jury in the U.S. District Court in the Middle District of Florida recommended an aggregate total verdict amounting to $21.6 million against Liberty in *Hipp v. Liberty National Life Insurance Company* (Case No. 95-1332-CIV-17A). This case, originally filed in 1995 in the Florida court system, is a collective action under the Fair Labor Standards Act, alleging age discrimination by Liberty in violation of the Age Discrimination in Employment Act and the Florida Civil Rights Act. The plaintiffs, ten present or former Liberty district managers, sought damages for lost wages, loss of future earnings, lost health and retirement benefits and lost raises and expenses. Three of these plaintiffs, Florida residents, also sought compensatory and punitive damages allowable under Florida law. On November 20, 1998, the District Court remitted the $10 million punitive damage portion of the jury verdict to $0, thus reducing the total verdict to $11 million (including an advisory verdict of $3.2 million in front pay awards). Additional revised front pay submissions were made by the plaintiffs to the District Court in December 1998 and Liberty responded thereto in January 1999. On March 11, 1999, the District Court reduced the *Hipp* verdict to $7 million by denying the plaintiffs front pay damages and remitting the punitive damages awarded to the Florida resident plaintiffs to the $100,000 limit allowable under Florida law. Final judgment was entered by the District Court and Liberty filed its appeal with the Circuit Court of Appeals for the Eleventh Circuit on September 27, 1999. Oral arguments in this appeal were presented

(Dollar amounts in thousands except per share data)

Note 18—Commitments and Contingencies (continued)

before the Eleventh Circuit on September 18, 2000. On May 29, 2001, the Eleventh Circuit reversed and rendered the *Hipp* decision. Plaintiffs subsequently filed a petition for an en banc rehearing with the Eleventh Circuit, which was denied August 14, 2001. On February 19, 2002, the United States Supreme Court denied plaintiffs' motion for a writ of certiorari.

As previously reported, on March 15, 1999, Torchmark was named as a defendant in consolidated derivative securities class action litigation involving Vesta Insurance Group, Inc. filed in the U.S. District Court for the Northern District of Alabama (*In re Vesta Insurance Group, Inc. Securities Litigation.* Master File No. 98-AR-1407-S). The amended consolidated complaint in this litigation alleges violations of Section 10(b) of the Securities Exchange Act of 1934 by the defendants Vesta, certain present and former Vesta officers and directors, Vesta's former independent public accountants and Torchmark and of Section 20(a) of the Exchange Act by certain former Vesta officers and directors and Torchmark acting as "controlling persons" of Vesta in connection with certain accounting irregularities in Vesta's reported financial results and filed financial statements. Unspecified damages and equitable relief are sought on behalf of a purported class of purchasers of Vesta equity securities between June 2, 1995 and June 29, 1998. A class was certified in this litigation on October 25, 1999. In September, 2001, Torchmark filed a motion for summary judgment, which was denied by the District Court on January 10, 2002.

As previously reported, Liberty was served on October 28, 1999 with a subpoena from the Florida Department of Insurance in connection with that Department's investigation into Liberty's sales practices and disclosures in the State of Florida regarding industrial life insurance and low coverage life insurance policies. Liberty has also received similar subpoenas from the Alabama, Georgia, Kentucky, Texas, South Carolina and Minnesota Insurance Departments regarding its industrial life insurance and other low face-amount life insurance policies sold in those states. Specific inquiry is made into the historical use of race-based mortality, a practice discontinued by Liberty many years ago. In 1988, Liberty endeavored to convert to paid-up status those purely race-based policies that then remained in premium-paying status. Liberty has been and continues responding to these subpoenas in a timely fashion. In July 2000, the Florida and Georgia Insurance Departments issued cease and desist orders to all companies reporting premium income from industrial life insurance, including Liberty, stating that, to the extent that any company is currently collecting any race-based insurance premiums from Florida and Georgia residents, respectively, it immediately cease and desist from collecting any premium differential based on the race of the policyholders. Upon receiving the Georgia order, Liberty informed the Georgia Insurance Department that Liberty did not interpret the Georgia Department's directive as a cease and desist order since it did not afford Liberty the opportunity for a mandatory or voluntarily requested hearing thereunder. On August 22, 2000, the Florida District Court of Appeals issued an order staying the Florida Insurance Department's immediate final cease and desist order, pending appeals to the Florida Supreme Court. The Florida Supreme Court subsequently reversed and rendered the District Court of Appeals' order, and thus declared the cease and desist order null and void. Liberty, as an Alabama domestic company, was examined by representatives of the Alabama Department of Insurance with regard to issues parallel to those raised by the State of Florida. By order dated January 28, 2002, the Alabama Department finalized a report of its examination of Liberty. The report has now been turned over to the Alabama Department's Legal Division for further consideration.

On December 8, 1999, purported class action litigation was filed against Liberty in the United States District Court for the Northern District of Alabama (*Moore v. Liberty National Life Insurance Company*, Case No. CV-99-BU-3262-S), on behalf of all African-Americans who have or have had at the time of policy termination an ownership interest in certain life insurance policies ($25,000 face amount or less) marketed by Liberty and certain of its former subsidiaries. The alleged class period covers virtually the entire twentieth century. Plaintiffs allege racial discrimination in Liberty's premium rates in violation of 42 U.S.C. § 1981, breach of fiduciary duty in sales and administrative practices, receipt of excessive and unreasonable premium payments by Liberty, improper hiring, supervision, retention and failure to monitor actions of officers, agents and employees, breach of contract in dismantling the debit premium collection system, fraudulent inducement and negligent misrepresentation. Unspecified compensatory and punitive damages are sought together with a declaratory judgment and equitable and/or injunctive relief, including establishment of a constructive trust for the benefit of class members. Defendants filed a motion for

(Dollar amounts in thousands except per share data)

Note 18—Commitments and Contingencies (continued)

judgment on the pleadings or in the alternative for summary judgment on January 27, 2000. On April 7, 2000, the District Court entered an order granting Liberty's motion for judgment on the pleadings and dismissing plaintiffs' claims under 42 U.S.C. § 1981 with prejudice as time-barred and dismissing their state law claims without prejudice to re-file in state court if desired. Plaintiffs subsequently filed motions with the District Court to reconsider its April 17, 2000 order and for permission to file an amended complaint adding similar claims under 24 U.S.C. § 1982. Liberty opposed this motion. On June 22, 2000, purported class action litigation with allegations comparable to those in the *Moore* case was filed against Liberty in the Circuit Court of Jefferson County, Alabama (*Baldwin v. Liberty National Life Insurance Company*, Case No. CV 00-684). The *Baldwin* case is currently stayed pending disposition of the *Moore* case.

On July 3, 2000, the District Court issued an order in the *Moore* case granting in part and denying in part the plaintiffs' motions. The District Court ordered the *Moore* plaintiffs to file an amended complaint setting forth their claims under 28 U.S.C. §§ 1981 and 1982 and, if such claims are timely, any state law claims for breach of contract related to the discontinuance of debit collections, and dismissed with prejudice all remaining state law claims of the plaintiffs as time-barred by the common law rule of repose. On July 14, 2000, plaintiffs filed their amended complaint with the District Court and Liberty filed a motion to alter or amend the District Court's July order or, in the alternative, requested that the District Court certify for purposes of appeal the issue whether the state law doctrine of repose should be applied to and bar plaintiffs' actions under §§ 1981 and 1982. The District Court entered such an order on July 21, 2000 and stayed proceedings in *Moore* pending resolution of Liberty's petition to the U.S. Circuit Court of Appeals for the Eleventh Circuit. Liberty filed a petition on July 30, 2000 with the Eleventh Circuit seeking that Court's permission to appeal the portions of the District Court's July order in *Moore* granting the plaintiffs the right to file the amended complaint. The Eleventh Circuit Court granted Liberty's motion and agreed to consider Liberty's arguments regarding the applicability of the state law of repose to actions under §§1981 and 1982. Oral arguments were heard by the Eleventh Circuit Court on July 20, 2001. On September 28, 2001, the Eleventh Circuit Court ruled that the rule of repose was not a bar to the *Moore* claims in federal court and that there is no reverse pre-emption under the McCarrin Ferguson Act. Liberty has filed a petition seeking an en banc rehearing in the Eleventh Circuit Court, which was subsequently denied. Liberty filed a petition for a writ of certiorari with the U.S. Supreme Court on February 21, 2002. The District Court has scheduled the filing of motions for class certification in *Moore* for November 21, 2002.

Four individual cases with similar allegations to those in the *Moore* case which were filed against Liberty in various state Circuit Courts in Alabama remain pending and have been removed and/or transferred to the U.S. District Courts for either the Middle or Northern Districts of Alabama. The *Moore* case and those cases transferred to the Northern District of Alabama have been assigned to Judge U.W. Clemon, a noted former civil rights attorney. In the earliest filed of the individual state court actions, *Walter Moore v. Liberty National Life Insurance Company* (Circuit Court of Dallas County, CV 00-306) the Court entered an order granting summary judgment in favor of Liberty based upon the doctrine of repose and has subsequently denied a motion to reconsider its dismissal of this case.

Hudson v. Liberty National Life Insurance Company, one of the four individual cases referenced above, was filed in the Circuit Court of Bullock County, Alabama on February 28, 2001 (Case No. CV 2001-25) and contains similar allegations to those in *Moore*. After denials by the Bullock Circuit Court of Liberty's motion to dismiss and request that certain questions arising in the litigation be certified to the Alabama Supreme Court, Liberty sought a writ of mandamus on the certified questions issue from the Alabama Supreme Court. The Alabama Supreme Court agreed to hear Liberty's petition for writ of mandamus seeking to have the Supreme Court direct the trial court to grant Liberty's motion to dismiss or for a summary judgment or to certify for interlocutory appeal the Circuit Court's denial of such motion. On January 18, 2002, the Alabama Supreme Court denied Liberty's request for the writ of mandamus but noted that Liberty's motion for summary judgment based on the rule of repose remains pending in the trial court and is ripe for adjudication. Upon remand, plaintiff amended his complaint to add causes of action under Federal law and Liberty is seeking to remove this case to Federal court as discussed above.

In the fifth individual state court action, *(Edwards v. Liberty National Life Insurance Company)*, Case No. CV 0005872), the trial court denied Liberty's motion seeking a summary judgment based upon the

(Dollar amounts in thousands except per share data)

Note 18—Commitments and Contingencies (continued)

rule of repose but indicated that it would reconsider that motion after discovery. Liberty filed a motion to alter or amend the trial court's order, or in the alternative, for an interlocutory appeal. In September 2001, the trial court in that case vacated its earlier order and stayed the litigation pending resolution of the *Hudson* case, which is discussed above. On February 22, 2002, the trial court held a hearing regarding the stay in *Edwards*.

On March 15, 2001, purported class action litigation was filed against Liberty in the United States District Court for the District of South Carolina (*Hinton v. Liberty National Life Insurance Company*, Civil Action No. 3-01-68078 19), containing allegations largely similar to the *Moore* case filed in the Federal District Court for the Northern District of Alabama. Liberty was described in the suit as successor in interest of New South Life Insurance Company (New South), an insurer acquired out of receivership by an entity which was subsequently acquired by Peninsular Life Insurance Company (Peninsular). In 1985, Liberty reinsured a block of insurance business from Peninsular, including business formerly written by New South. Liberty has requested indemnification in the *Hinton* litigation from Peninsular and its successors in interest. Liberty sought a writ of mandamus in *Hinton* from the Fourth Circuit Court of Appeals as well as a change of venue to consolidate the *Hinton* case with the *Moore* case currently pending in Federal District Court in Alabama. Both the change in venue and the writ of mandamus were denied. However, the South Carolina District Court issued an order inviting the parties to resubmit a motion for change of venue. Liberty National filed such a motion to transfer the case to the U.S. District Court for the Northern District of Alabama, which was granted by the South Carolina District Court on February 12, 2002.

Another action with similar allegations to *Moore*, which also includes claims for race discrimination under 24 U.S.C. §§1981 and 1982, was filed against Liberty in U.S. District Court for the Northern District of Alabama on January 28, 2002 (*Hull v. Liberty National Life Insurance Company*, Civil Action No.: CV-02-C-0219-W).

On July 26, 2001, litigation was filed against Torchmark and three current members of Torchmark's Board of Directors in the United States District Court for the District of Kansas (*Waddell & Reed Financial, Inc. v. Torchmark Corporation*, Civil Action No. 01-2372-KHV). Plaintiffs assert that defendants engaged in a scheme to control and injure Waddell & Reed Financial after it was spun-off by Torchmark in November 1998, to interfere with the business relationship between a Waddell & Reed Financial subsidiary, Waddell & Reed, Inc. (W&R) and a Torchmark subsidiary, United Investors Life Insurance Company (UILIC), and to injure W&R Financial as well as asserting that one of the individual defendants sought to interfere with W&R Financial's relationship with the United Group of Mutual Funds. The litigation alleges RICO violations, breaches of fiduciary duty by the three individual defendants, knowing participation in such breaches of fiduciary duty by Torchmark and intentional interference with prospective business relations in connection with the relationship between W&R and UILIC. Plaintiffs seek actual, punitive and treble damages, interest, fees and costs under RICO of $29 million, $13.4 million plus punitive damages, interest and costs on the intentional interference allegations and a total of $58 million on the remaining two counts.

Defendants filed a motion to abstain or, in the alternative, to dismiss the Kansas District Court litigation on August 22, 2001, citing pending litigation filed in Alabama state circuit court by Torchmark and its subsidiary, UILIC against W&R Financial and W&R involving an alleged agreement dealing with existing in-force UILIC variable annuity business marketed by W&R as well as the prior dismissal by the Kansas District Court of litigation originally filed by W&R against UILIC in Kansas state court involving such variable annuity business. Defendant's motion was denied but the Kansas District Court ruled that a judgment in the prior Alabama litigation would likely be *res judicata* as to the claims against Torchmark and one of the individual defendants in the current Kansas litigation. Trial of the Alabama state court litigation began February 19, 2002.

On September 28, 2001, a shareholder derivative action was filed in the Circuit Court of Jefferson County, Alabama against Torchmark, two unaffiliated limited liability companies, and three individual defendants (*Bomar v. Torchmark Corporation*, Case No. CV 0105981). The derivative action arises from

(Dollar amounts in thousands except per share data)

Note 18—Commitments and Contingencies (continued)

an October 1, 1999 transaction in which the three individual defendants (one of whom is a director and former Chairman of Torchmark and a second of whom is a former officer of a former real estate subsidiary of Torchmark) acting through two unaffiliated limited liability companies acquired the majority of the investment real estate of Torchmark together with other properties. Plaintiff alleges that, despite review and approval of the transaction by all independent and disinterested members of the Torchmark Board of Directors, the transaction was procedurally and substantively unfair to Torchmark and resulted from the breach of fiduciary duties of loyalty owed to Torchmark by two of the above described individual defendants and the knowing participation of the third individual defendant in the alleged breach of fiduciary duty. Establishment of a constructive trust for such assets for the benefit of Torchmark and its shareholders, an accounting for profits and unspecified compensatory and punitive damages are sought.

On October 16, 2001, defendant Torchmark filed a motion to dismiss and to stay discovery in the *Bomar* action, asserting plaintiff's lack of standing, failure to make a legally-required demand on the Board of Directors of Torchmark and failure to comply with certain Alabama Rules of Civil Procedure. On October 17, 2001, the Board of Directors created a special litigation committee comprised of two independent, disinterested directors to review and make determinations and a report with regard to the transactions involved in such suit. Defendant Torchmark's motion was amended on October 19, 2001 to include as further grounds for dismissal and stay the creation of that special litigation committee and the delegation of complete authority to said committee to review the transaction and determine whether prosecution of the *Bomar* action is in the interests of Torchmark and its shareholders and what action Torchmark should take with regard to the *Bomar* action. The committee, through its separately retained counsel, advised the Court that it concurred in Torchmark's motions. The plaintiff subsequently amended her complaint to delete the request for establishment of a constructive trust. A hearing on Torchmark's amended motion to dismiss and stay discovery was held November 13, 2001 and on November 26, 2001, the Circuit Court issued an order staying all proceedings in *Bomar* for 150 days during which the special litigation committee was charged with investigating, reviewing and analyzing the asserted claims, completing its written report and filing the same with the Circuit Court. The special litigation committee has obtained from Torchmark the documentary evidence it requested from the company and in February, 2002 commenced its witness interview process.

On January 22, 2002, purported class action litigation was filed against Liberty and Torchmark in the Circuit Court of Choctaw County, Alabama on behalf of all persons who currently or in the past were insured under Liberty cancer policies which are no longer marketed regardless of whether such policies remain in force or have lapsed (*Roberts v. Liberty National Life Insurance Company*, Case No. CV-2002-009-B). Plaintiffs in this action purchased guaranteed renewable cancer policies wherein Liberty reserved the right to change premium rates. They allege that Liberty ceased marketing certain cancer policies—"closed" the block of business, capping the potential pool of insureds and leading to increased premiums to the remaining insureds. They further allege that in instituting premium increases on cancer policies after the *Robertson v. Liberty National Life Insurance Company* class action settlement, Liberty misrepresented the reasons for such premium increases. This action asserts claims for breach of contract in implementing premium rate increases on a basis other than that set out in the policies, misrepresentation regarding the premium increases, fraud and suppression concerning the closed block of business and unjust enrichment. Unspecified compensatory and punitive damages, attorneys fees, costs and interest are sought by plaintiffs on behalf of the class.

Torchmark has previously reported the settlement and dismissal of *Pearson v. Torchmark Corporation* (Case No. CV-95-140) on January 10, 2001. The settlement fund of $6 million, to which Torchmark contributed pursuant to a litigation indemnity given at the time of its 1996 sale of Torch Energy Advisors Incorporated, was distributed in March 2001.

Note 19—Business Segments

Torchmark's segments are based on the insurance product lines it markets and administers: life insurance, health insurance, and annuities. These major product lines are set out as segments because of the common characteristics of products within these categories, comparability of margins, and the similarity in regulatory environment and management techniques. There is also an investment segment which manages the investment portfolio, debt, and cash flow for the insurance segments and the

(Dollar amounts in thousands except per share data)

Note 19—Business Segments (continued)

corporate function. Torchmark's management evaluates the overall performance of the operations of the company in accordance with these segments.

Life insurance products include traditional and interest-sensitive whole life insurance as well as term life insurance. Health products are generally guaranteed-renewable and include Medicare Supplement, cancer, accident, long-term care, and limited hospital and surgical coverages. Annuities include both fixed-benefit and variable contracts. Variable contracts allow policyholders to choose from a variety of mutual funds in which to direct their deposits.

Torchmark markets its insurance products through a number of distribution channels, each of which sells the products of one or more of Torchmark's insurance segments. The tables below present segment premium revenue by each of Torchmark's marketing groups.

Torchmark Corporation
Premium By Distribution Channel

	For the Year 2001							
	Life		Health		Annuity		Total	
Distribution Channel	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
United American Independent	$ 47,415	4.1%	$ 464,100	45.9%	$ 393	0.7%	$ 511,908	23.1%
Liberty National Exclusive	297,223	26.0	155,886	15.4	63	0.1	453,172	20.5
American Income Exclusive	246,690	21.5	49,835	4.9			296,525	13.4
Direct Response	289,097	25.3	17,773	1.8			306,870	13.8
United American Branch Office	19,255	1.7	323,159	32.0			342,414	15.5
Other	244,819	21.4			59,461	99.2	304,280	13.7
	$1,144,499	100.0%	$1,010,753	100.0%	$59,917	100.0%	$2,215,169	100.0%

	For the Year 2000							
	Life		Health		Annuity		Total	
Distribution Channel	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
United American Independent	$ 42,305	3.9%	$ 442,370	48.6%	$ 700	1.3%	$ 485,375	23.7%
Liberty National Exclusive	294,197	27.2	151,363	16.6	79	0.2	445,639	21.8
American Income Exclusive	231,149	21.4	48,296	5.3			279,445	13.7
Direct Response	267,899	24.7	14,860	1.6			282,759	13.8
United American Branch Office	19,393	1.8	254,267	27.9			273,660	13.4
Other	227,182	21.0			52,150	98.5	279,332	13.6
	$1,082,125	100.0%	$911,156	100.0%	$52,929	100.0%	$2,046,210	100.0%

	For the Year 1999							
	Life		Health		Annuity		Total	
Distribution Channel	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
United American Independent	$ 37,375	3.7%	$427,023	51.8%	$ 508	1.2%	$ 464,906	24.7%
Liberty National Exclusive	288,330	28.3	143,857	17.4	60	0.2	432,247	22.9
American Income Exclusive	217,367	21.4	47,564	5.8			264,931	14.1
Direct Response	245,824	24.1	11,778	1.4			257,602	13.7
United American Branch Office	19,318	1.9	194,594	23.6			213,912	11.4
Other	210,087	20.6			40,401	98.6	250,488	13.2
	$1,018,301	100.0%	$824,816	100.0%	$40,969	100.0%	$1,884,086	100.0%

Because of the nature of the insurance industry, Torchmark has no individual or group which would be considered a major customer. Substantially all of Torchmark's business is conducted in the United States, primarily in the Southeastern and Southwestern regions.

The measure of profitability established by management for insurance segments is underwriting income before other income and administrative expenses, in accordance with the manner the segments

(Dollar amounts in thousands except per share data)

Note 19—Business Segments (continued)

are managed. It essentially represents gross profit margin on insurance products before insurance administrative expenses and consists of premium, less net policy obligations, acquisition expenses, and commissions. It differs from GAAP pretax operating income before other income and administrative expense because interest credited to net policy liabilities (reserves less deferred acquisition costs and value of insurance purchased) is reflected as a component of the Investment segment in order to match this cost to the investment earnings from the assets supporting the net policy liabilities.

The measure of profitability for the investment segment is excess investment income, which represents the income earned on the investment portfolio in excess of net policy requirements and financing costs associated with debt and Torchmark's preferred securities. The investment segment is measured on a tax-equivalent basis, equating the return on tax-exempt investments to the pretax return on taxable investments. Other than the above-mentioned interest allocations, there are no other intersegment revenues or expenses. Expenses directly attributable to corporate operations are included in the "Corporate" category. All other unallocated revenues and expenses on a pretax basis, including insurance administrative expense, are included in the "Other" segment category. The table below sets forth a reconciliation of Torchmark's revenues and operations by segment to its major income statement line items.

	For the year 2001							
	Life	**Health**	**Annuity**	**Investment**	**Other**	**Corporate**	**Adjustments**	**Consolidated**
Revenue:								
Premium	$1,144,499	$1,010,753	$ 59,917					$2,215,169
Net investment income				$496,207			$(4,377)	491,830
Other income					$ 4,391		(1,916)	2,475
Total revenue	1,144,499	1,010,753	59,917	496,207	4,391	-0-	(6,293)	2,709,474
Expenses:								
Policy benefits	754,193	663,908	36,535					1,454,636
Required interest on reserves	(263,748)	(14,911)	(42,604)	321,263				-0-
Amortization of acquisition costs	201,322	71,913	28,558					301,793
Commissions and premium tax	63,949	99,047	2,381				(1,916)	163,461
Required interest on acquisition costs	105,391	17,338	9,351	(132,080)				-0-
Financing costs*				51,479			(6,973)	44,506
Total expenses	861,107	837,295	34,221	240,662	-0-	-0-	(8,889)	1,964,396
Underwriting income before other income and administrative expense and nonrecurring charge	283,392	173,458	25,696					482,546
Nonrecurring charge	-0-						-0-	-0-
Underwriting income before other income and administrative expense	283,392	173,458	25,696				-0-	482,546
Excess investment income				255,545				255,545
Subtotal adjustments					4,391	-0-	2,596	6,987
Subtotal	283,392	173,458	25,696	255,545	4,391	-0-	2,596	745,078
Administrative expense					(119,038)			(119,038)
Parent expense						$(10,104)		(10,104)
Goodwill amortization						(12,075)		(12,075)
Pretax operating income	$ 283,392	$ 173,458	$ 25,696	$255,545	$(114,647)	$(22,179)	$ 2,596	603,861
Deduct realized investment losses								(2,432)
Pretax income								$ 601,429

* Investment segment includes preferred securities dividends on a pretax basis.

(Dollar amounts in thousands except per share data)

Note 19—Business Segments (continued)

	For the year 2000							
	Life	Health	Annuity	Investment	Other	Corporate	Adjustments	Consolidated
Revenue:								
Premium	$1,082,125	$911,156	$ 52,929					$2,046,210
Net Investment income				$481,081			$ (8,655)	472,426
Other income					$ 4,650		(2,070)	2,580
Total revenue	1,082,125	911,156	52,929	481,081	4,650		(10,725)	2,521,216
Expenses:								
Policy benefits	711,833	591,022	36,627					1,339,482
Required interest on reserves	(246,989)	(15,736)	(42,688)	305,413				-0-
Amortization of acquisition costs	188,268	68,778	17,791					274,837
Commissions and premium tax	59,754	91,069	2,116				(2,070)	150,869
Required interest on acquisition costs	98,596	14,907	8,124	(121,627)				-0-
Financing costs*				70,309			(15,822)	54,487
Total expenses	811,462	750,040	21,970	254,095			(17,892)	1,819,675
Underwriting income before other income and administrative expense	270,663	161,116	30,959					462,738
Excess investment income				226,986				226,986
Subtotal adjustments					4,650		7,167	11,817
Subtotal	270,663	161,116	30,959	226,986	4,650		7,167	701,541
Administrative expense					(111,817)			(111,817)
Parent expense						$ (9,369)		(9,369)
Goodwill amortization						(12,075)		(12,075)
Pretax operating income	$ 270,663	$161,116	$ 30,959	$226,986	$(107,167)	$(21,444)	$ 7,167	568,280
Deduct realized investment losses								(5,322)
Pretax income								$ 562,958

* Investment segment includes MIPS dividend on a pretax basis.

(Dollar amounts in thousands except per share data)

Note 19—Business Segments (continued)

	For the year 1999							
	Life	Health	Annuity	Investment	Other	Corporate	Adjustments	Consolidated
Revenue:								
Premium	$1,018,301	$824,816	$ 40,969					$1,884,086
Net Investment income				$458,824			$(11,487)	447,337
Other income					$ 3,348		(2,008)	1,340
Total revenue	1,018,301	824,816	40,969	458,824	3,348		(13,495)	2,332,763
Expenses:								
Policy benefits	666,122	535,901	34,524					1,236,547
Required interest on reserves	(229,287)	(17,383)	(40,991)	287,661				-0-
Amortization of acquisition costs	170,444	64,046	13,310					247,800
Commissions and premium tax	56,341	84,913	759				18,642	160,655
Required interest on acquisition costs	91,412	12,707	6,536	(110,655)				-0-
Financing costs*				66,431			(14,090)	52,341
Total expenses	755,032	680,184	14,138	243,437			4,552	1,697,343
Underwriting income before other income and administrative expense and nonrecurring charge	263,269	144,632	26,831					434,732
Nonrecurring charge	(20,650)						20,650	-0-
Underwriting income before other income and administrative expense	242,619	144,632	26,831				20,650	434,732
Excess investment income				215,387				215,387
Subtotal adjustments					3,348		(18,047)	(14,699)
Subtotal	242,619	144,632	26,831	215,387	3,348		2,603	635,420
Administrative expense					(104,903)			(104,903)
Parent expense						$(10,166)		(10,166)
Goodwill amortization						(12,075)		(12,075)
Pretax operating income	$ 242,619	$144,632	$ 26,831	$215,387	$(101,555)	$(22,241)	$ 2,603	508,276
Deduct realized investment losses and gain on sale of equipment								(105,868)
Pretax income								$ 402,408

* Investment segment includes MIPS dividend on a pretax basis.

(Dollar amounts in thousands except per share data)

Note 19—Business Segments (continued)

Assets for each segment are reported based on a specific identification basis. The insurance segments' assets contain deferred acquisition costs, value of insurance purchased, and separate account assets. The investment segment includes the investment portfolio, cash, and accrued investment income. Goodwill is assigned to corporate operations. All other assets, representing less than 2% of total assets, are included in the other category. The table below reconciles segment assets to total assets as reported in the consolidated financial statements.

Torchmark Corporation
Assets By Segment

	At December 31, 2001						
	Life	Health	Annuity	Investment	Other	Corporate	Consolidated
Cash and invested assets				$7,108,088			$ 7,108,088
Accrued investment income				125,210			125,210
Deferred acquisition costs	$1,734,683	$309,966	$ 137,713				2,182,362
Goodwill						$378,436	378,436
Separate account assets			2,502,284				2,502,284
Other assets					$131,773		131,773
Total assets	$1,734,683	$309,966	$2,639,997	$7,233,298	$131,773	$378,436	$12,428,153

	At December 31, 2000						
	Life	Health	Annuity	Investment	Other	Corporate	Consolidated
Cash and invested assets				$6,506,292			$ 6,506,292
Accrued investment income				119,124			119,124
Deferred acquisition costs	$1,653,567	$266,131	$ 155,621				2,075,319
Goodwill						$390,509	390,509
Separate account assets			3,741,415				3,741,415
Other assets					$129,899		129,899
Total assets	$1,653,567	$266,131	$3,897,036	$6,625,416	$129,899	$390,509	$12,962,558

Note 20—Related Party Transactions

First Command. Lamar C. Smith, elected a director of Torchmark in October 1999, is an officer, director and 15% owner of First Command Financial Services, Inc. (First Command), which receives commissions as the Military Agency distribution system for selling certain life insurance products offered by Torchmark's insurance subsidiaries. These commissions were $48.2 million in 2001, $43.5 million in 2000, and $39.2 million in 1999.

During 2001, Torchmark entered into a coinsurance agreement with First Command whereby Torchmark cedes back to First Command approximately 5% of the new life insurance business sold by First Command on behalf of Torchmark's insurance subsidiaries. Under the terms of this agreement, First Command pays Torchmark expense allowances equal to 5.5% of all premium collected and an additional 2.9% of first year premium. First Command reimburses Torchmark for premium taxes. Also under the agreement, Torchmark provides First Command certain administrative, accounting, and investment management services. Premium ceded in 2001 was $108 thousand. At December 31, 2001, life insurance ceded was $47 million and annualized ceded premium was $398 thousand.

Torchmark has entered into two loan agreements with First Command, a construction loan agreement and a collateral loan agreement. The construction loan was entered into in 2001 and had an outstanding balance of $6.1 million at December 31, 2001. The loan was made at a rate of 7.55% and is collateralized by the construction of a four-story building in Fort Worth, Texas to be completed in late 2002. In addition to the office building as collateral, in the event of default, Torchmark has the right of offset to any commissions due First Command. The maximum amount of borrowing allowed on this loan is $22.5 million. Interest is added to the loan balance until the building is completed. The agreement calls for Torchmark to permanently finance the building with a fifteen-year mortgage at a rate of 2.25% over the ten year treasury rate at inception, but not less than 7%.

The collateral loan agreement was entered into in 1998 with an initial loan of $7 million. An additional $15 million was loaned in 2001. The loan bears interest at a rate of 7%. It is collateralized by a group of mutual funds in which the

(Dollar amounts in thousands except per share data)

Note 20—Related Party Transactions (continued)

loan balance can never exceed 90% of the value of the collateral. The loan accumulated interest until December 31, 2001, after which it is to be repaid with a fixed payment amortizing the loan over fifteen years. The outstanding loan balance at December 31, 2001 was $22.9 million.

Real Estate. In 1998, Torchmark decided to divest itself of its real estate operations because yields that could be obtained on alternative investments were significantly greater. During 1998 and early 1999, efforts were made to market these properties, and as a result, the majority of its properties were disposed of in two transactions in 1999 as discussed in *Note 3, Investments* beginning on page 54 of this report. One of these transactions involved Elgin Development Company, of which R. K. Richey, the Chairman of the Executive Committee of Torchmark, was an investor. This transaction involved the sale of properties to an investor group of which Elgin Development Company was a 30% investor. Total consideration for the transaction was $97.4 million of which $85 million was cash and the balance was in a ten year collateralized 8% note from Elgin Development Company. Torchmark's loss associated with this transaction was $10 million after tax. At the time of the transaction, Mr. Richey was a one-third investor in Elgin Development Company. His total investment in Elgin Development was approximately $1.5 million. The outstanding balance of the collateralized note with Elgin Development Company, which is included in fixed maturities, was $10.5 million at December 31, 2001.

At the present time, Mr. Richey is a 25% investor in Stonegate Realty Company, LLC, the parent company of Elgin Development Company which in turn is a 50% owner of Commercial Real Estate Services. Commercial Real Estate Services manages certain of Torchmark's company-occupied and investment real estate properties along with those of other clients. Fees paid by Torchmark subsidiaries for these management and maintenance services were $757 thousand in 2001 and $750 thousand in 2000. Lease rentals paid by Torchmark subsidiaries were $261 thousand and $260 thousand in 2001 and 2000, respectively.

MidFirst Bank. Torchmark has engaged MidFirst Bank as the servicing agent for a portion of Torchmark's subsidiaries' commercial mortgages portfolios. George J. Records is an officer, director, and 38.3% beneficial owner of Midland Financial Co., the parent corporation of MidFirst Bank. He is also a director of Torchmark. Fees paid for these services were $109 thousand in 2001, $106 thousand in 2000, and $72 thousand in 1999.

Baxley. William J. Baxley is a partner in the law firm of Baxley, Dillard, Dauphin & McKnight which performs legal services for Torchmark and certain of its subsidiaries. In 1997, Mr. Baxley was loaned $668 thousand on an unsecured basis at a rate of 6.02%. Repayments were to be made in the form of legal services at customary rates to be applied against the outstanding balance which would amortize the loan with interest over nine years. In October, 2001, the terms of the loan were revised and an additional amount of $395 thousand was loaned to Baxley. The interest rate was revised to 5.6% and the term of the loan was extended until July, 2013. At December 31, 2001, the outstanding balance of this loan was $788 thousand.

Additionally, Liberty loaned Mr. Baxley's wife $883 thousand secured by a mortgage on a building sold to her in 1997. Interest is charged at a rate of 7.7%. Scheduled cash payments are made to Liberty to amortize the loan over thirty years. However, there is a balloon payment due at the end of ten years (2007) in the amount of $712 thousand less a credit of $18 thousand if all payments are made timely. To date, all payments have been timely. At December 31, 2001, the outstanding balance of this loan was $824 thousand.

Torchmark customarily grants options to certain consultants for their services in addition to their fees. Mr. Baxley has received Torchmark options in the past.

(Dollar amounts in thousands except per share data)

Note 21—Selected Quarterly Data (Unaudited)

The following is a summary of quarterly results for the two years ended December 31, 2001. The information is unaudited but includes all adjustments (consisting of normal accruals) which management considers necessary for a fair presentation of the results of operations for these periods.

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2001:				
Premium and policy charges	$ 546,866	$561,218	$554,041	$553,044
Net investment income	120,687	122,864	123,422	124,857
Realized investment gains/(losses)	6,544	4,288	8,567	(21,831)
Total revenues	674,766	689,030	686,690	656,556
Policy benefits	358,879	366,807	363,036	365,914
Amortization of acquisition expenses	72,445	79,054	77,227	73,067
Pretax income from continuing operations	155,278	155,725	160,666	129,760
Income (loss) from discontinued operations	(3,280)	-0-	-0-	-0-
Net income	96,398	73,174	103,815	83,126
Basic net income per common share from continuing operations	.79	.81	.84	.69
Basic net income per common share	.76	.58	.83	.67
Diluted net income per common share from continuing operations	.79	.80	.83	.69
Diluted net income per common share	.76	.58	.82	.67
Diluted net income per common share from continuing operations excluding realized gains/(losses), and gain/(loss) on redemption of debt and change in accounting principle	.75	.78	.79	.80
2000:				
Premium and policy charges	$ 503,053	$506,834	$512,738	$523,585
Net investment income	117,111	117,427	118,073	119,815
Realized investment gains/(losses)	(1,859)	(9,839)	9,092	(2,716)
Total revenues	619,017	615,133	640,554	641,190
Policy benefits	331,520	333,274	335,692	338,996
Amortization of acquisition expenses	66,357	67,277	69,061	72,142
Pretax income from continuing operations	137,910	129,774	151,836	143,438
Net income	88,882	83,294	97,736	92,123
Basic net income per common share from continuing operations	.68	.65	.77	.73
Basic net income per common share	.68	.65	.77	.73
Diluted net income per common share from continuing operations	.68	.65	.77	.72
Diluted net income per common share	.68	.65	.77	.73
Diluted net income per common share from continuing operations excluding realized gains/losses, and gain/(loss) on redemption of debt	.69	.70	.72	.74

Item 9. Disagreements on Accounting and Financial Disclosure

No disagreements with accountants on any matter of accounting principles or practices or financial statement disclosure have been reported on a Form 8-K within the twenty-four months prior to the date of the most recent financial statements.

PART III

Item 10. Directors and Executive Officers of Registrant

Information required by this item is incorporated by reference from the sections entitled "Election of Directors," "Profiles of Directors and Nominees," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Securities Exchange Act in the Proxy Statement for the Annual Meeting of Stockholders to be held April 25, 2002 (the Proxy Statement), which is to be filed with the Securities and Exchange Commission.

Item 11. Executive Compensation

Information required by this item is incorporated by reference from the section entitled *Compensation and Other Transactions with Executive Officers and Directors* in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners of Management

(a) Security ownership of certain beneficial owners:

Information required by this item is incorporated by reference from the section entitled "Principal Stockholders" in the Proxy Statement.

(b) Security ownership of management:

Information required by this item is incorporated by reference from the section entitled "Stock Ownership" in the Proxy Statement.

(c) Changes in control:

Torchmark knows of no arrangements, including any pledges by any person of its securities, the operation of which may at a subsequent date result in a change of control.

Item 13. Certain Relationships and Related Transactions

Information required by this item is incorporated by reference from the section entitled *Compensation and Other Transactions with Executive Officers and Directors* in the Proxy Statement.

PART IV

Item 14. Exhibits, Financial Statements Schedules, and Reports on Form 8-K

(a) Index of documents filed as a part of this report:

Schedules not referred to have been omitted as inapplicable or not required by Regulation S-X.

(b) Reports on Form 8-K.

The following Forms 8-K were filed by the registrant during the fourth quarter of 2001:

(i) Form 8-K dated October 23, 2001 filing Torchmark Corporation Press Release dated October 23, 2001

(ii) Form 8-K dated November 2, 2001 filing certain exhibits to Registration Statement No. 333-83411 for Torchmark Capital Trust I 7¾% Trust Preferred Securities

(iii) Form 8-K dated December 13, 2001 filing certain exhibits to Registration Statement No. 333-83411 for Torchmark Capital Trust II 7¾% Trust Preferred Securities

(iv) Form 8-K dated December 14, 2001 filing certain exhibits to Registration Statement Nos. 333-83411 and 333-74930 for Torchmark Corporation 6¼% Senior Notes due 2006

No financial statements were included in any of the foregoing Forms 8-K.

(c) Exhibits

EXHIBITS

Page of this Report

(3)(i) Restated Certificate of Incorporation of Torchmark Corporation, as amended (incorporated by reference from Exhibit 3(i) to Form 10-K for the fiscal year ended December 31, 2000)

(ii) By-Laws of Torchmark Corporation, as amended

(4)(a) Specimen Common Stock Certificate (incorporated by reference from Exhibit 4(a) to Form 10-K for the fiscal year ended December 31, 1989)

(b) Trust Indenture dated as of February 1, 1987 between Torchmark Corporation and Morgan Guaranty Trust Company of New York, as Trustee (incorporated by reference from Exhibit 4(b) to Form S-3 for $300,000,000 of Torchmark Corporation Debt Securities and Warrants (Registration No. 33-11816))

(c) Junior Subordinated Indenture, dated November 2, 2001, between Torchmark Corporation and The Bank of New York defining the rights of the 7¾% Junior Subordinated Debentures (incorporated by reference from Exhibit 4.3 to Form 8-K dated November 2, 2001)

(d) Supplemental Indenture, dated as of December 14, 2001, between Torchmark, BankOne Trust Company, National Association and The Bank of New York, supplementing the Indenture Agreement dated February 1, 1987 (incorporated herein by reference to Exhibit 4(b) to Torchmark's Registration Statement on Form S-3 (File No. 33-11716), and defining the rights of the 6¼% Senior Notes (incorporated by reference from Exhibit 4.1 to Form 8-K dated December 14, 2001)

(10)(a) Torchmark Corporation and Affiliates Retired Lives Reserve Agreement, as amended, and Trust (incorporated by reference from Exhibit 10(b) to Form 10-K for the fiscal year ended December 31, 1991)

(b) Capital Accumulation and Bonus Plan of Torchmark Corporation, as amended, (incorporated by reference from Exhibit 10(c) to Form 10-K for the fiscal year ended December 31, 1988)

(c) Torchmark Corporation Supplementary Retirement Plan (incorporated by reference from Exhibit 10(c) to Form 10-K for the fiscal year ended December 31, 1992)

(d) 364-Day $325,000,000 Credit Agreement dated as of November 30, 2001 among Torchmark Corporation, the Lenders, BankOne, NA, as Administrative Agent, Bank of America, N.A., as Syndication Agent and Fleet National Bank and AmSouth Bank, as Documentation Agents

(e) Certified Copy of Resolution Regarding Director Retirement Benefit Program (incorporated by reference from Exhibit 10(e) to Form 10-K for the fiscal year ended December 31, 1999)

(f) Torchmark Corporation Restated Deferred Compensation Plan for Directors, Advisory Directors, Directors Emeritus and Officers, as amended (incorporated by reference from Exhibit 10(e) to Form 10-K for the fiscal year ended December 31, 1992)

(g) The Torchmark Corporation 1987 Stock Incentive Plan (incorporated by reference from Exhibit 10(f) to Form 10-K for the fiscal year ended December 31, 1998)

(h) General Agency Contract between Liberty National Life Insurance Company and First Command Financial Services, Inc., (formerly known as Independent Research Agency For Life Insurance, Inc.) (incorporated by reference from Exhibit 10(i) to Form 10-K for the fiscal year ended December 31, 1990)

Page of this Report

(i) Form of Marketing and Administrative Services Agreement between Liberty National Fire Insurance Company, Liberty National Insurance Corporation and Liberty National Life Insurance Company (incorporated by reference from Exhibit 10.2 to Form S-1 Registration Statement No. 33-68114)

(j) Form of Deferred Compensation Agreement Between Torchmark Corporation or Subsidiary and Officer at the Level of Vice President or Above Eligible to Participate in the Torchmark Corporation and Affiliates Retired Lives Reserve Agreement and to Retire Prior to December 31, 1986 (incorporated by reference from Exhibit 10(k) to Form 10-K for the fiscal year ended December 31, 1991)

(k) Form of Deferred Compensation Agreement between Torchmark Corporation or Subsidiary and Officer at the Level of Vice President or Above Eligible to Participate in the Torchmark Corporation and Affiliates Retired Lives Reserve Agreement and Not Eligible to Retire Prior to December 31, 1986 (incorporated by reference from Exhibit 10(l) to Form 10-K for the fiscal year ended December 31, 1991)

(l) Torchmark Corporation Supplemental Savings and Investment Plan (incorporated by reference from Exhibit 10(m) to Form 10-K for the fiscal year ended December 31, 1992)

(m) Service Agreement, dated as of January 1, 1991, between Torchmark Corporation and Liberty National Life Insurance Company (prototype for agreements between Torchmark Corporation and other principal operating subsidiaries) (incorporated by reference from Exhibit 10(n) to Form 10-K for the fiscal year ended December 31, 1992)

(n) The Torchmark Corporation Pension Plan (incorporated by reference from Exhibit 10(o) to Form 10-K for the fiscal year ended December 31, 1992)

(o) The Torchmark Corporation 1998 Stock Incentive Plan (incorporated by reference from Exhibit 10(n) to Form 10-K for the fiscal year ended December 31, 1998)

(p) The Torchmark Corporation Savings and Investment Plan (incorporated by reference from Exhibit 10(s) to Form 10-K for the fiscal year ended December 31, 1992)

(q) Five Year $300,000,000 Credit Agreement dated as of November 30, 2001 among Torchmark Corporation, TMK Re, Ltd., the Lenders, BankOne, NA, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Fleet National Bank and AmSouth Bank, as Documentation Agents

(r) Coinsurance and Servicing Agreement between Security Benefit Life Insurance Company and Liberty National Life Insurance Company, effective as of December 31, 1995 (incorporated by reference from Exhibit 10(u) to Form 10-K for the fiscal year ended December 31, 1995)

(s) Form of Deferred Compensation Agreement Between Torchmark Corporation or Subsidiary and Officer at the Level of Vice President or Above Not Eligible to Participate in Torchmark Corporation and Affiliates Retired Lives Reserve Agreement (incorporated by reference from Exhibit 10(j) to Form 10-K for the fiscal year ended December 31, 1991)

(t) Torchmark Corporation 1996 Non-Employee Director Stock Option Plan (incorporated by reference from Exhibit 10(w) to Form 10-K for the fiscal year ended December 31, 1996)

(u) Torchmark Corporation 1996 Executive Deferred Compensation Stock Option Plan (incorporated by reference from Exhibit 10(x) to Form 10-K for the fiscal year ended December 31, 1996)

		Page of this Report
(v)	The Liberty National Life Insurance Company Pension Plan for Non-Commissioned Employees (incorporated by reference from Exhibit 10(v) to Form 10-K for the fiscal year ended December 31, 1999)	
(x)	Receivables Purchase Agreement dated as of December 21, 1999, as Amended and Restated as of March 31, 2000 among AILIC Receivables Corporation, American Income Life Insurance Company, Preferred Receivables Funding Corporation and Bank One, NA (incorporated by reference from Exhibit 10(x) to Form 10-K for the fiscal year ended December 31, 2000)	
(y)	Amendment dated as of August 31, 2001 to Receivables Purchase Agreement dated as of December 21, 1999 among AILIC Receivables Corporation, American Income Life Insurance Company, Preferred Receivables Funding Corporation and BankOne, N.A.	
(z)	Form of Retirement Life Insurance Benefit Agreement ($1,995,000 face amount limit)	
(aa)	Form of Retirement Life Insurance Benefit Agreement ($495,000 face amount limit)	
(11)	Statement re computation of per share earnings	91
(20)	Proxy Statement for Annual Meeting of Stockholders to be held April 25, 2002	
(21)	Subsidiaries of the registrant	92
(23)(a)	Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated January 31, 2002, into Form S-8 of The Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378)	
(b)	Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated January 31, 2002, into Form S-8 and the accompanying Form S-3 Prospectus of the Torchmark Corporation 1996 Non-Employee Director Stock Option Plan (Registration No. 2-93760)	
(c)	Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated January 31, 2002, into Form S-8 and the accompanying Form S-3 Prospectus of the Torchmark Corporation 1987 Stock Incentive Plan (Registration No. 33-23580)	
(d)	Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated January 31, 2002, into Form S-8 and the accompanying Form S-3 Prospectus of The Capital Accumulation and Bonus Plan of Torchmark Corporation (Registration No. 33-1032)	
(e)	Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated January 31, 2002, into Form S-8 of the Liberty National Life Insurance Company 401(k) Plan (Registration No. 33-65507)	
(f)	Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated January 31, 2002, into Form S-8 and accompanying Form S-3 Prospectus of the Torchmark Corporation 1996 Executive Deferred Compensation Stock Option Plan (Registration No. 333-27111)	
(g)	Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated January 31, 2002 into Form S-8 of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (Registration No. 333-83317)	
(h)	Consent of Deloitte & Touche, LLP to incorporation by reference of their audit report dated January 31, 2002 into Form S-8 and the accompanying Form S-3 Prospectus of the Torchmark Corporation 1998 Stock Incentive Plan (Registration No. 333-40604)	
(24)	Powers of attorney	

Exhibit 11. Statement re computation of per share earnings

TORCHMARK CORPORATION
COMPUTATION OF EARNINGS PER SHARE

	Twelve months ended December 31,		
	2001	2000	1999
Income from continuing operations before extraordinary item and cumulative effect of change in accounting principle	$390,930,000	$361,833,000	$258,930,000
Loss from discontinued operations (net of applicable tax benefit)	(3,280,000)	-0-	(1,060,000)
Income before extraordinary item and change in accounting principle	387,650,000	361,833,000	257,870,000
Gain (loss) on redemption of debt (net of applicable tax)	(277,000)	202,000	-0-
Loss on redemption of monthly income preferred securities (net of tax)	(4,276,000)	-0-	-0-
Income before cumulative effect of change in accounting principle	383,097,000	362,035,000	257,870,000
Cumulative effect of change in accounting principle (net of applicable tax)	(26,584,000)	-0-	16,086,000
Net Income	$356,513,000	$362,035,000	$273,956,000
Basic weighted average shares outstanding	125,134,535	128,089,235	133,197,023
Diluted weighted average shares outstanding	125,860,937	128,353,404	133,985,943
Basic earnings per share:			
Income from continuing operations before extraordinary item and cumulative effect of change in accounting principle	$ 3.12	$ 2.83	$ 1.95
Loss from discontinued operations (net of applicable tax benefit)	(.02)	-0-	(.01)
Income before extraordinary item and change in accounting principle	3.10	2.83	1.94
Loss on redemption of debt (net of applicable tax benefit)	-0-	-0-	-0-
Loss on redemption of monthly income preferred securities	(.04)	-0-	-0-
Income before cumulative effect of change in accounting principle	3.06	2.83	1.94
Cumulative effect of change in accounting principle (net of applicable tax benefit/expense)	(.21)	-0-	.12
Net Income	$ 2.85	$ 2.83	$ 2.06
Diluted earnings per share:			
Income from continuing operations before extraordinary item and cumulative effect of change in accounting principle	$ 3.11	$ 2.82	$ 1.93
Loss from discontinued operations (net of applicable tax benefit)	(.03)	-0-	(.01)
Income before extraordinary item and change in accounting principle	3.08	2.82	1.92
Loss on redemption of debt (net of applicable tax benefit)	-0-	-0-	-0-
Loss on redemption of monthly income preferred securities	(.04)	-0-	-0-
Income before cumulative effect of change in accounting principle	3.04	2.82	1.92
Cumulative effect of change in accounting principle (net of applicable tax)	(.21)	-0-	.12
Net Income	$ 2.83	$ 2.82	$ 2.04

Exhibit 21. Subsidiaries of the Registrant

The following table lists subsidiaries of the registrant which meet the definition of "significant subsidiary" according to Regulation S-X:

Company	State of Incorporation	Name Under Which Company Does Business
American Income Life Insurance Company	Indiana	American Income Life Insurance Company
Globe Life And Accident Insurance Company	Delaware	Globe Life And Accident Insurance Company
Liberty National Life Insurance Company	Alabama	Liberty National Life Insurance Company
United American Insurance Company	Delaware	United American Insurance Company
United Investors Life Insurance Company	Missouri	United Investors Life Insurance Company

All other exhibits required by Regulation S-K are listed as to location in the "Index of documents filed as a part of this report" on pages 88 through 90 of this report. Exhibits not referred to have been omitted as inapplicable or not required.

TORCHMARK CORPORATION
(PARENT COMPANY)
SCHEDULE II. CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEET
(Amounts in thousands)

	December 31, 2001	December 31, 2000
Assets:		
Investments:		
Long-term investments	$ 30,726	$ 27,198
Short-term investments	18,506	5,219
Total investments	49,232	32,417
Investment in affiliates	3,338,818	3,055,354
Due from affiliates	-0-	37
Accrued investment income	28	260
Taxes receivable	12,985	25,184
Other assets	40,586	26,552
Total assets	$3,441,649	$3,139,804
Liabilities and shareholders' equity:		
Liabilities:		
Short-term debt	$ 204,037	$ 329,148
Long-term debt	536,152	365,989
Due to affiliates	13,698	393
Other liabilities	46,078	48,519
Total liabilities	799,965	744,049
Monthly income preferred securities	-0-	193,395
Trust preferred securities	144,557	-0-
Shareholders' equity:		
Preferred stock	351	351
Common stock	126,801	147,801
Additional paid-in capital	903,145	977,041
Accumulated other comprehensive income	(12,314)	(148,406)
Retained earnings	1,978,903	2,220,671
Treasury stock	(499,759)	(995,098)
Total shareholders' equity	2,497,127	2,202,360
Total liabilities and shareholders' equity	$3,441,649	$3,139,804

See Notes to Condensed Financial Statements and accompanying Independent Auditors' Report.

TORCHMARK CORPORATION
(PARENT COMPANY)
SCHEDULE II. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (continued)
CONDENSED STATEMENT OF OPERATIONS
(Amounts in thousands)

	Year Ended December 31,		
	2001	2000	1999
Net investment income	$ 13,510	$ 11,073	$ 17,747
Realized investment gains (losses)	4,898	(81,724)	(24,179)
Total revenue	18,408	(70,651)	(6,432)
General operating expenses	11,735	9,296	10,169
Reimbursements from affiliates	(9,900)	(9,576)	(10,800)
Interest expense	44,606	58,734	58,119
Total expenses	46,441	58,454	57,488
Operating loss before income taxes and equity in earnings of affiliates	(28,033)	(129,105)	(63,920)
Income taxes	10,937	46,874	22,834
Net operating loss before equity in earnings of affiliates	(17,096)	(82,231)	(41,086)
Equity in earnings of affiliates	412,558	454,348	308,114
Preferred securities dividends (net of tax)	(4,532)	(10,284)	(9,158)
Net income from continuing operations	390,930	361,833	257,870
Discontinued operations:			
Loss on disposal	(3,280)	-0-	-0-
Net income before extraordinary item and cumulative effect of change in accounting principle	387,650	361,833	257,870
Gain (loss) on redemption of debt (net of tax)	(4,553)	202	-0-
Net income before cumulative effect of change in accounting principle	383,097	362,035	257,870
Cumulative effect of change in accounting principle	(26,584)	-0-	16,086
Net Income	$356,513	$362,035	$273,956

See Notes to Condensed Financial Statements and accompanying Independent Auditors' Report.

TORCHMARK CORPORATION
(PARENT COMPANY)
SCHEDULE II. CONDENSED FINANCIAL INFORMATION OF REGISTRANT—(continued)
CONDENSED STATEMENT OF CASH FLOW
(Amounts in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash provided from operations before dividends from subsidiaries	$ (3,274)	$ (35,627)	$ (60,364)
Cash dividends from subsidiaries	273,466	220,542	284,881
Cash provided from operations	270,192	184,915	224,517
Cash provided from (used for) investing activities:			
Disposition of investments	1,874	119,021	43,436
Acquisition of investments	(10,407)	-0-	(49,260)
Investment in subsidiaries	-0-	(1,000)	(172)
Loans to subsidiaries	(1,000)	(35,500)	(77,476)
Repayments on loans to subsidiaries	1,000	35,500	75,400
Net increase in temporary investments	(13,287)	(2,320)	(1,185)
Additions to properties	(155)	(53)	(1,298)
Disposition of properties	78	18	13
Cash used for investing activities	(21,897)	115,666	(10,542)
Cash provided from (used for) financing activities:			
Issuance of 6.25% senior notes	177,771	-0-	-0-
Issuance of trust preferred securities	144,554	-0-	-0-
Issuance of debt	-0-	-0-	63,152
Repayments of debt	(133,454)	(95,390)	-0-
Issuance of stock	120,977	6,723	37,163
Redemption of preferred stock	-0-	-0-	(20,000)
Redemption of monthly income preferred securities	(200,000)	-0-	-0-
Acquisitions of treasury stock	(303,085)	(147,008)	(221,878)
Borrowed from subsidiaries	100,100	85,450	138,800
Repayment on borrowings from subsidiaries	(86,700)	(85,450)	(150,885)
Payment of dividends	(68,458)	(65,965)	(66,992)
Cash provided from (used for) financing activities	(248,295)	(301,640)	(220,640)
Net decrease in cash	-0-	(1,059)	(6,665)
Cash balance at beginning of period	-0-	1,059	7,724
Cash balance at end of period	$ -0-	$ -0-	$ 1,059

TORCHMARK CORPORATION
(PARENT COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Amounts in thousands)

Note A—Dividends from Subsidiaries

Cash dividends paid to Torchmark from the consolidated subsidiaries were as follows:

	2001	2000	1999
Consolidated subsidiaries	$273,466	$220,542	$284,881

Note B—Exchange of Preferred Stock for Debt

During 2000, Torchmark exchanged 71,369 shares of its preferred stock with two Torchmark subsidiary companies for $22.3 million principal amount of Torchmark notes, valued at $20.3 million, and $51 million of intercompany debt.

See accompanying Independent Auditors' Report.

TORCHMARK CORPORATION
SCHEDULE IV. REINSURANCE (CONSOLIDATED)
(Amounts in thousands)

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
For the Year Ended December 31, 2001:					
Life insurance in force	$110,766,526	$1,345,925	$2,288,493	$111,709,094	2.1%
Premiums:*					
Life insurance	$ 1,059,484	$ 6,296	$ 20,445	$ 1,073,633	1.9%
Health insurance	1,016,336	5,621	38	1,010,753	0%
Total premiums	$ 2,075,820	$ 11,917	$ 20,483	$ 2,084,386	1.0%
For the Year Ended December 31, 2000:					
Life insurance in force	$105,989,502	$ 974,566	$2,329,488	$107,344,424	2.2%
Premiums:*					
Life insurance	$ 984,506	$ 6,266	$ 33,153	$ 1,011,393	3.3%
Health insurance	917,552	6,397	-0-	911,155	0%
Total premiums	$ 1,902,058	$ 12,663	$ 33,153	$ 1,922,548	1.7%
For the Year Ended December 31, 1999:					
Life insurance in force	$ 99,741,126	$ 872,720	$2,377,705	$101,246,111	2.3%
Premiums:*					
Life insurance	$ 919,779	$ 5,622	$ 32,713	$ 946,870	3.5%
Health insurance	831,984	7,180	12	824,816	0%
Total premiums	$ 1,751,763	$ 12,802	$ 32,725	$ 1,771,686	1.8%

* Excludes policy charges

See accompanying Independent Auditors' Report.

SIGNATURES

Pursuant to the requirements of Section 12 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORCHMARK CORPORATION

By: /s/ C. B. HUDSON
C.B. Hudson, Chairman,
Chief Executive Officer and Director

By: /s/ GARY L. COLEMAN
Gary L. Coleman, Executive Vice President
and Chief Financial Officer
(Principal Accounting Officer)

Date: March 15, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ DAVID L. BOREN *
David L. Boren
Director

By: /s/ MARK S. MCANDREW *
Mark S. McAndrew
Director

By: /s/ JOSEPH M. FARLEY *
Joseph M. Farley
Director

By: /s/ HAROLD T. MCCORMICK *
Harold T. McCormick
Director

By: /s/ LOUIS T. HAGOPIAN *
Louis T. Hagopian
Director

By: /s/ GEORGE J. RECORDS *
George J. Records
Director

By: /s/ JOSEPH L. LANIER, JR. *
Joseph L. Lanier, Jr.
Director

By: /s/ R.K. RICHEY *
R.K. Richey
Director

By: /s/ LAMAR C. SMITH *
Lamar C. Smith
Director

By: /s/ JOSEPH W. MORRIS *
Joseph W. Morris
Director

Date: March 15, 2002

*By: /s/ GARY L. COLEMAN
Gary L. Coleman
Attorney-in-fact